Filed Pursuant to Rule 424(b)(1)

Registration No. 333-113221

2,500,000 Shares

Common Stock

Molina Healthcare, Inc. is offering 1,800,000 shares of common stock and the selling stockholders identified in this prospectus are offering an additional 700,000 shares of common stock in a firmly underwritten offering. We will not receive any of the proceeds from the sale of the shares sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “MOH.” The last reported sale price of our common stock on March 23, 2004 was $30.00 per share.

Investing in the common stock involves a high degree of risk.

See “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Offering Price	$28.00	$70,000,000
Discounts and Commissions to Underwriters	$1.40	$3,500,000
Offering Proceeds to Company	$26.60	$47,880,000
Offering Proceeds to Selling Stockholders	$26.60	$18,620,000

The underwriters also may purchase from certain selling stockholders up to an additional 375,000 shares of common stock at the public offering price less the underwriting discounts and commissions, to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on March 29, 2004.

Banc of America Securities LLC	CIBC World Markets

SG Cowen

Legg Mason Wood Walker

Incorporated

The date of this prospectus is March 24, 2004.

PROSPECTUS SUMMARY

Our Business

We are a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. We were founded in 1980 by C. David Molina, M.D. as a provider organization serving the Medicaid population through a network of primary care clinics in California. In 1994, we received our license as a health maintenance organization, or HMO, and began operating as a health plan. Over the past several years, we have taken advantage of attractive expansion opportunities. We established a Utah health plan in 1997 and later acquired health plans in Michigan and Washington. We now operate health plans in California, Washington, Michigan and Utah. Our annual revenue has grown from $135.9 million in 1998 to $793.5 million in 2003, while our net income grew from $2.6 million to $42.5 million over the same period. As of December 31, 2003, we had approximately 564,000 members.

From our inception, we have designed our company to work with government agencies to serve low-income populations. Low-income families and individuals have distinct social and medical needs and are characterized by their cultural, ethnic and linguistic diversity. Our success has been driven by our expertise in working with government programs, experience with low-income members, 24 years of owning and operating primary care clinics, our cultural and linguistic expertise and our focus on operational and administrative efficiency.

Recent Developments

On February 23, 2004, we signed a definitive agreement to acquire, by merger with our newly formed subsidiary, the capital stock of Health Care Horizons, Inc., which is the parent company of New Mexico-based Cimarron Health Plan, for approximately $69.0 million, subject to adjustments. Health Care Horizons, Inc. has approximately $6.9 million in outstanding bank debt. We intend to fund the acquisition through available cash and expect to close the transaction by the third quarter of 2004, subject to regulatory approvals, the approval of Health Care Horizons, Inc.’s shareholders and other closing conditions. Cimarron membership is comprised of approximately 66,000 Medicaid members and approximately 38,000 commercial members as of February 1, 2004. We expect to divest or transition the Cimarron commercial membership to focus on the Medicaid business. New Mexico represents a new market for us. We estimate the acquisition will generate annualized Medicaid revenues in the range of $255.0 million to $265.0 million in 2004. We expect the acquisition to result in approximately $0.05 to $0.07 of accretion to our earnings per share for the second half of 2004, assuming closing on July 1, 2004, and $0.14 to $0.18 of accretion to our earnings per share on an annualized basis subsequent to completion of integration which we expect to occur during 2005.

On February 27, 2004, our Washington subsidiary signed a definitive agreement to acquire the Medicaid and Basic Health contracts of Premera Blue Cross of Washington for $18.0 million, subject to regulatory approvals. As of February 1, 2004, the contracts to be transferred covered approximately 66,000 Medicaid and Basic Health members. The Basic Health program is similar to Medicaid but receives no federal funding. We expect the acquisition to close in the third quarter of 2004. We believe the addition of these members at closing will give us approximately 45% of eligible Medicaid and Basic Health members in Washington. We expect the acquisition to result in approximately $0.10 to $0.12 of accretion to our earnings per share for the second half of 2004, assuming closing on July 1, 2004, and $0.20 to $0.25 of accretion to our earnings per share on an annualized basis.

Our Industry

Medicaid provides health care coverage to low-income families and individuals and is jointly funded by state and federal governments. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal guidelines. In 2002, Medicaid covered approximately 51.0 million individuals, with 50% of those being children, according to the Kaiser Commission on Medicaid and the Uninsured. The federal Centers for Medicare and Medicaid Services estimates the total health care expenditures for Medicaid and the State Children’s Health Insurance Program was $263.6 billion in 2002 and projects total outlays will reach $432.5 billion in 2008.

Under traditional Medicaid programs, health care services are made available to low-income individuals in a largely uncoordinated manner. Beneficiaries typically receive minimal preventive care and have limited access to primary care physicians. Treatment is often postponed until medical conditions become more acute, leading to higher utilization of costly emergency room services. In addition, providers are paid on a fee-for-service basis and lack incentives to monitor utilization and control costs. In response, the federal government has expanded the ability of state Medicaid agencies to explore and, in many cases, mandate the use of managed care for Medicaid beneficiaries. From 1996 to 2002, enrollment in Medicaid managed care programs increased from approximately 13.3 million to approximately 23.1 million, according to the Centers for Medicare and Medicaid Services. All states in which we operate have mandated Medicaid managed care programs.

Our Approach

We have built a successful Medicaid managed care company by integrating those capabilities that we believe have allowed us to compete in our industry. Our approach to managed care is based on the following key attributes:

Experience.     We have significant expertise as a government contractor and a strong track record of obtaining and renewing contracts. We have served Medicaid beneficiaries as a provider and a health plan for 24 years. In that time we have developed and forged strong relationships with the constituents whom we serve — members, providers and government agencies.

Administrative Efficiency.     We maintain a disciplined focus on business processes, seeking to centralize functions where practical and standardize practices where appropriate across our health plans. As a result, we believe our administrative efficiency is among the best in our industry. In addition, we have designed our administrative and operational infrastructure to be scalable for rapid and cost-effective expansion in new and existing markets.

Proven Expansion Capability.     We have successfully replicated our business model in existing and new markets through the acquisition of health plans, the development of new operations and the transition of members from other plans. The establishment of our health plan in Utah reflects our ability to replicate our business model in new states, while acquisitions in Michigan and Washington demonstrates our ability to acquire and successfully integrate existing operations in new and existing markets, respectively. We are now the market leader in Utah and Washington, and we have the third largest enrollment in Michigan and the third largest enrollment among non-governmental health plans in California.

Flexible Care Delivery Systems.     Our systems for delivery of health care services are diverse and readily adaptable to different markets and changing conditions. We contract with providers that are suited, based on proximity, culture, language and experience, to provide services to our members. In addition, we operate 21 primary care clinics in California. These clinics require low capital expenditures, minimal startup time and are profitable. Our clinics provide select communities with access to primary care and provide us with insights into physician practice patterns, first hand knowledge of the needs of our members, and a platform to pilot new programs.

Cultural and Linguistic Expertise.     We have significant expertise in developing targeted health care programs for our culturally diverse members. We contract with a broad network of providers who have the capabilities to address the language and cultural needs of our members. We believe we are well-positioned to successfully serve this growing population.

Proven Medical Management.     We believe our experience as a provider helps us to improve medical outcomes for our members. We carefully monitor day-to-day medical management in order to provide appropriate care to our members and ensure an efficient delivery network. We have also designed and implemented disease management and health education programs that address the particular health care needs of our members.

Our Strategy

Our objective is to be the leading managed care organization serving beneficiaries of Medicaid and other government-sponsored managed care programs for low-income families and individuals. To achieve this objective, we intend to:

•	maintain our focus on serving low-income families and individuals,

•	increase our membership through internal growth, development of new plans and acquisitions in existing and new markets,

•	continue to actively manage our medical costs, and

•	maximize our operational efficiencies.

Our Company

Molina Healthcare, Inc. was incorporated in California in 1999, as the parent company of our health plan subsidiaries, under the name American Family Care, Inc. We changed our name to Molina Healthcare, Inc. in March of 2000. We reincorporated in Delaware on June 26, 2003. Our principal executive offices are located at One Golden Shore Drive, Long Beach, CA 90802, and our telephone number is (562) 435-3666. Our website is located at www.molinahealthcare.com. Information contained on our website or linked to our website is not a part of this prospectus. Our company is the federally registered owner of the Molina service mark and name. All other product names, trademarks, service marks and trade names referred to are the property of their respective owners.

THE OFFERING

Common stock offered by us	1,800,000 shares
Common stock offered by the selling stockholders	700,000 shares
Over-allotment option by certain selling stockholders	375,000 shares
Common stock to be outstanding after this offering	27,293,425 shares
Use of proceeds	We intend to use the net proceeds of this offering primarily for acquisitions, expansions and general corporate purposes, including working capital.
New York Stock Exchange symbol	MOH

In the table above, the number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 12, 2004. This information excludes:

•	684,320 shares of common stock issuable upon the exercise of vested stock options with a weighted average exercise price of $5.42 per share,

•	258,500 shares of common stock issuable upon the exercise of unvested stock options with a weighted average exercise price of $25.33 per share,

•	2,272,140 shares of common stock reserved for issuance under the 2002 Equity Incentive Plan, and

•	525,870 shares of common stock reserved for issuance under the 2002 Employee Stock Purchase Plan.

The information in this prospectus assumes no exercise of the underwriters’ over-allotment option, except where indicated in the table of principal and selling stockholders.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables summarize historical and pro forma, and as adjusted, consolidated financial data for our business. You should read the summary historical and pro forma consolidated financial data set forth below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to those financial statements and the Unaudited Pro Forma Financial Information included elsewhere in this prospectus.

	Year Ended December 31,
	2001	2002	2003	2003 Pro Forma(1)
	(dollars in thousands, except per share data)
Statements of Income Data:
Revenue:
Premium revenue	$499,471	$639,295	$789,536	$1,133,280
Other operating revenue	1,402	2,884	2,247	4,232
Investment income	2,982	1,982	1,761	1,475

Total operating revenue	503,855	644,161	793,544	1,138,987
Expenses:
Medical care costs	408,410	530,018	657,921	955,966
Marketing, general and administrative expenses (including a charge for stock option settlements of $7,796 in 2002)	42,822	61,227	61,543	100,342
Depreciation and amortization	2,407	4,112	6,333	10,957

Total expenses	453,639	595,357	725,797	1,067,265

Operating income	50,216	48,804	67,747	71,722
Total other expense, net	(561)	(405)	(1,334)	(1,883)

Income before income taxes	49,655	48,399	66,413	69,839
Provision for income taxes	19,453	17,891	23,896	25,169

Income before minority interest	30,202	30,508	42,517	44,670
Minority interest	(73)	—	—	—

Net income	30,129	30,508	42,517	44,670

Net income per share:
Basic	1.51	1.53	1.91	2.01

Diluted	1.46	1.48	1.88	1.97

Weighted average number of common shares outstanding	20,000,000	20,000,000	22,224,000	22,224,000

Weighted average number of common shares and potential dilutive common shares outstanding	20,572,000	20,609,000	22,629,000	22,629,000

Operating Statistics:
Medical care ratio (2)	81.5%	82.5%	83.1%	84.0%
Marketing, general and administrative expense ratio (3)	8.5%	9.5%	7.8%	8.8%
Members (4)	405,000	489,000	564,000	672,000

	As of December 31,
	2001	2002	2003	2003 As Adjusted(5)	2003 Pro Forma(1)
	(dollars in thousands)
Balance Sheet Data:
Cash, cash equivalents and investments	$102,750	$139,300	$240,672	$288,031	$220,515
Total assets	149,620	204,966	344,585	391,944	401,504
Long-term debt (including current maturities)	3,401	3,350	—	—	6,919
Total liabilities	84,861	109,699	123,263	123,263	180,182
Stockholders’ equity	64,759	95,267	221,322	268,681	221,322

(1)	The pro forma data gives effect to the acquisition of Health Care Horizons, Inc. (including the commercial line of business) as if the pending acquisition had occurred at January 1, 2003, and excludes the pending Washington transaction.
(2)	Medical care ratio represents medical care costs as a percentage of premium and other operating revenue. Other operating revenue includes revenues related to our California clinics and reimbursements under various risk and savings sharing programs. The medical care ratio is a key operating indicator used to measure our performance in delivering efficient and cost effective healthcare services. Changes in the medical care ratio from period to period result from changes in Medicaid funding by the states, our ability to effectively manage costs, and changes in accounting estimates related to incurred but not reported claims. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for further discussion.
(3)	Marketing, general and administrative expense ratio represents such expenses as a percentage of total operating revenue.
(4)	Number of members at end of year, excluding the pending Washington transaction.
(5)	The as adjusted data gives effect to our receipt of approximately $47.4 million net proceeds from the sale of 1,800,000 shares of common stock offered by us at the offering price of $28.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following factors and other information contained in this prospectus before you decide whether to invest in the shares. If any of the following risks actually occur, the market price of our common stock could decline and you may lose all or part of the money you paid to buy the shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those not presently known to us or that we currently deem immaterial, also may result in decreased revenues, increased expenses or other events which could result in a decline in the price of our common stock.

Risks Related To Our Business

Reductions in Medicaid funding could substantially reduce our profitability.

Substantially all of our revenues come from state Medicaid premiums. The premium rates paid by each state to health plans like ours differ depending on a combination of factors such as upper payment limits established by the state and federal governments, a member’s health status, age, gender, county or region, benefit mix and member eligibility categories. Future Medicaid premium rate levels may be affected by continued government efforts to contain medical costs, or state and federal budgetary constraints. Changes in Medicaid funding could, for example, reduce the number of persons enrolled in or eligible for Medicaid, reduce the amount of reimbursement or payment levels by the governments or increase our administrative or health benefit costs. Additionally, changes could eliminate coverage for certain benefits such as our pharmacy, behavioral health, vision or other benefits. In some cases, changes in funding could be made retroactive. All of the states in which we operate are presently considering legislation that would reduce reimbursement or payment levels by the state governments or reduce the number of persons eligible for Medicaid. Reductions in Medicaid payments could reduce our profitability if we are unable to reduce our expenses.

If our government contracts or our subcontracts with government contractors are not renewed or are terminated, our business will suffer.

All of our contracts are terminable for cause if we breach a material provision of the contract or violate relevant laws or regulations. Our contracts with the states are subject to cancellation by the state in the event of unavailability of state or federal funding. In some jurisdictions, such cancellation may be immediate and in other jurisdictions a notice period is required. In addition, most contracts are terminable without cause. Most contracts are for a specified period and are subject to non-renewal. For example, in California, we contract with Health Net, Inc. for Los Angeles County. Health Net’s contract for Los Angeles County will terminate in 2004 unless Health Net prevails in a competitive bidding process for the contract. If Health Net does not prevail in the bidding process or Health Net’s contract for Los Angeles County is terminated with or without cause, or our subcontract with Health Net is terminated, we could lose all of our Los Angeles County Medi-Cal business, unless we make alternative arrangements. Absent earlier termination with or without cause, our Medi-Cal contracts for San Bernardino and Riverside Counties will also terminate in March 2005, unless they are renewed. In Washington, our Healthy Options contract will expire in December 2005, if not renewed. In Utah, our contract expires in June 2004. Our other contracts are also eligible for termination or renewal through annual competitive bids. We may face increased competition as other plans attempt to enter our markets through the contracting process. If we are unable to renew, successfully rebid or compete for any of our government contracts, or if any of our contracts are terminated, our business will suffer.

If we were unable to effectively manage medical costs, our profitability would be reduced.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage medical costs. Historically, our medical care costs as a percentage of premium and other operating revenue have fluctuated. Relatively small changes in these medical care ratios can create significant changes in our financial results. Changes in health care laws, regulations and practices, level of use of health care services, hospital costs, pharmaceutical costs, major epidemics, terrorism or bioterrorism, new medical technologies and other external factors, including general economic conditions such as inflation levels, could reduce our ability to predict and effectively control the costs of providing health care services. Although we have been able to manage medical care costs through a variety of techniques, including various payment methods to primary care physicians and other providers, advance approval for hospital services and referral requirements, medical management and quality management programs, our information systems, and reinsurance arrangements, we may not be able to continue to effectively manage medical care costs in the future. If our medical care costs increase, our profits could be reduced or we may not remain profitable.

A failure to accurately estimate incurred but not reported medical care costs may hamper our operations.

Our medical care costs include estimates of claims incurred but not reported. We, together with our independent actuaries, estimate our medical claims liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. The estimation methods and the resulting reserves are continually reviewed and updated, and adjustments, if necessary, are reflected in the period known. While our estimates of claims incurred but not reported have been adequate in the past, they may be inadequate in the future, which would negatively affect our results of operations. Further, our inability to accurately estimate claims incurred but not reported may also affect our ability to take timely corrective actions, further exacerbating the extent of the negative impact on our results. If we estimate claims incurred but not reported too conservatively, we understate our profits, which could result in inaccurate disclosure to the public in our periodic reports.

We are subject to extensive government regulation. Any changes to the laws and regulations governing our business, or the interpretation and enforcement of those laws or regulations, could cause us to modify our operations and could negatively impact our operating results.

Our business is extensively regulated by the federal government and the states in which we operate. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than stockholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations along with the terms of our government contracts regulate how we do business, what services we offer, and how we interact with members and the public. These laws and regulations, and their interpretations, are subject to frequent change. Changes in existing laws or regulations, or their interpretations, or the enactment of new laws or regulations could reduce our profitability by:

•	imposing additional capital requirements,

•	increasing our liability,

•	increasing our administrative and other costs,

•	increasing or decreasing mandated benefits,

•	forcing us to restructure our relationships with providers, or

•	requiring us to implement additional or different programs and systems.

For example, Congress enacted the Health Insurance Portability and Accountability Act of 1996 which mandates that health plans enhance privacy protections for member protected health information. This requires health plans to add, at significant cost, new administrative, information and security systems to prevent inappropriate release of protected member health information. Compliance with this law is uncertain and has and will continue to affect our profitability. Similarly, individual states periodically consider adding operational requirements applicable to health plans, often without identifying funding for these requirements. California recently required all health plans to make available to members independent medical review of their claims. This requirement is costly to implement and could affect our profitability.

We are subject to various routine and non-routine governmental reviews, audits and investigation. Violation of the laws governing our operations, or changes in interpretations of those laws, could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide managed care services, the suspension or revocation of our licenses, and exclusion from participation in government sponsored health programs, including Medicaid and the State Children’s Health Insurance Program. If we become subject to material fines or if other sanctions or other corrective actions were imposed upon us, we might suffer a substantial reduction in profitability, and might also lose one or more of our government contracts and as a result lose significant numbers of members and amounts of revenue.

Our business depends on our information systems, and our inability to effectively integrate, manage and keep secure our information systems could disrupt our operations.

Our business is dependent on effective and secure information systems that assist us in, among other things, monitoring utilization and other cost factors, supporting our health care management techniques, processing provider claims and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information. If we experience a reduction in the performance, reliability or availability of our information systems, our operations and ability to produce timely and accurate reports could be adversely affected. In addition, our information system software is leased from a third party. If the owner of the software were to become insolvent and fail to support the software, our operations could be negatively affected.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs. Moreover, our acquisition activity requires transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly implement, maintain or expand our system, we could suffer from, among other things, operational disruptions, loss of members, difficulty in attracting new members, regulatory problems and increases in administrative expenses.

Our business requires the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and client data stored in our information systems. Anyone who circumvents our security measures could misappropriate our confidential information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses or software programs that disable or impair computers have been distributed and have rapidly spread over the Internet. Computer viruses theoretically could be introduced into our systems, or those of our providers or regulators, which could disrupt our operations, or make our systems inaccessible to our providers or regulators. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. Because of the confidential health information we store and transmit, security breaches could expose us to a risk of regulatory action, litigation, possible liability and loss. Our security measures may be inadequate to prevent security breaches, and our business operations would be negatively impacted by cancellation of contracts and loss of members if they are not prevented.

Difficulties in executing our acquisition and expansion strategy could adversely affect our business.

The acquisitions of Medicaid contract rights and other health plans have accounted for a significant amount of our growth. Although we cannot predict with certainty our rate of growth as the result of acquisitions and expansion, we believe that acquisitions and expansions similar in nature to those we have historically executed will be important to our future growth strategy. Many of the other potential purchasers of these assets have greater financial resources than we have. Also, many of the sellers may insist on selling assets that we do not want, such as commercial lines of business, or may insist on transferring their liabilities to us as part of the sale of their companies or assets. Even if we identify suitable targets, we may be unable to complete acquisitions on terms favorable to us or obtain the necessary financing for these acquisitions. Further, to the extent we complete acquisitions and expansion initiatives, we may be unable to realize the anticipated benefits from acquisitions and expansions because of operational factors or difficulty in integrating the acquisition or expansion with the existing business. This may include the integration of:

•	additional employees who are not familiar with our operations,

•	new provider networks, which may operate on terms different from our existing networks,

•	additional members, who may decide to transfer to other health care providers or health plans,

•	disparate information, claims processing and record keeping systems, and

•	accounting policies, including those which require judgmental and complex estimation processes, such as estimates of claims incurred but not reported, accounting for goodwill, intangible assets, stock-based compensation and income tax matters.

Also, we are generally required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not already operate, such as our pending New Mexico acquisition, we are required to obtain the necessary licenses to operate in that state. In addition, although we may already operate in a state in which we acquire a new business, we will be required to obtain regulatory approval if, as a result of the acquisition, we will operate in an area of the state in which we did not operate previously. We may be unable to comply with these regulatory requirements for an acquisition in a timely manner, or at all.

Certain acquisitions, such as our pending New Mexico acquisition, are subject to approval of the shareholders of the company to be acquired. The shareholders of a target company could prevent a pending acquisition by failing to consent to the transaction.

For all of the above reasons, we may not be able to sustain our pattern of growth.

Ineffective management of our growth may negatively affect our results of operations, financial condition and business.

Depending on acquisition and other opportunities, we expect to continue to grow our membership and to expand into other markets. In 1998, we had total revenue of $135.9 million. In 2003, we had total revenue of $793.5 million. Continued rapid growth could place a significant strain on our management and on other resources. Our ability to manage our growth may depend on our ability to strengthen our management team and attract, train and retain skilled employees, and our ability to implement and improve operational, financial and management information systems on a timely basis. If we are unable to manage our growth effectively, our financial condition and results of operations could be materially and adversely affected. In addition, due to the initial substantial costs related to acquisitions, rapid growth could adversely affect our short-term profitability and liquidity.

We are subject to competition which negatively impacts our ability to increase penetration in the markets we serve.

We operate in a highly competitive environment and in an industry that is currently subject to significant changes from business consolidations, new strategic alliances, and aggressive marketing practices by other managed care organizations. We compete for members principally on the basis of size, location and quality of provider network, benefits supplied, quality of service and reputation. A number of these competitive elements are partially dependent upon and can be positively affected by financial resources available to a health plan. Many other organizations with which we compete have substantially greater financial and other resources than we do. For these reasons, we may be unable to grow our membership and it may be difficult for us to execute our acquisition and expansion strategy.

Restrictions and covenants in our new credit facility may limit our ability to make certain acquisitions and declare dividends.

We secured a $75.0 million credit facility which we plan to use for general corporate purposes and acquisitions. Our credit facility documents contain various restrictions and covenants, including prescribed debt coverage ratios, net worth requirements and acquisition limitations, that restrict our financial and operating flexibility, including our ability to make certain acquisitions above specified values and declare dividends without lender approval. Our growth strategy my be negatively impacted by our inability to act with complete flexibility.

We are dependent on our executive officers and other key employees.

Our operations are highly dependent on the efforts of our President and Chief Executive Officer and our Executive Vice Presidents, all of whom have entered into employment agreements with us. These employment agreements may not provide sufficient incentives for those employees to continue their employment with us. While we believe that we could find replacements, the loss of their leadership, knowledge and experience could negatively impact our operations. Replacing many of our executive officers might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate and expand successfully a business such as ours. Our success is also dependent on our ability to hire and retain qualified management, technical and medical personnel. We may be unsuccessful in recruiting and retaining such personnel which could negatively impact our operations.

Claims relating to medical malpractice and other litigation could cause us to incur significant expenses.

Our providers involved in medical care decisions may be exposed to the risk of medical malpractice claims. Providers at the primary care clinics we operate in California are employees of our California subsidiary. As a direct employer of physicians and ancillary medical personnel and as an operator of primary care clinics, our subsidiary may experience increased exposure to liability for acts or omissions by our employees and for acts or injuries occurring on our premises. We maintain errors and omissions insurance in the amount of $5 million per occurrence and in aggregate for each policy year, medical malpractice insurance for our clinics in the amount of $1 million per occurrence and an annual aggregate limit of $3 million, and such other lines of coverage as we believe are reasonable in light of our experience to date. However, this insurance may not be sufficient or available at a reasonable cost to protect us from damage awards or other liabilities. Even if any claims brought against us were unsuccessful or without merit, we would have to defend ourselves against such claims. The defense of any such actions may be time-consuming and costly, and may distract our management’s attention. As a result, we may incur significant expenses and may be unable to effectively operate our business.

In addition, claimants often sue managed care organizations for improper denials or delay of care. Also, Congress, as well as several states, are considering legislation that would permit managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. If this or similar legislation were enacted, claims of this nature could result in substantial damage awards against us and our providers that could exceed the limits of any applicable medical malpractice insurance coverage. Successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability.

The results of our operations could be negatively impacted by both upturns and downturns in general economic conditions.

The number of persons eligible to receive Medicaid benefits has historically increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. However, during such economic downturns, state and federal budgets could decrease, causing states to attempt to cut health care programs, benefits and rates. If federal or state funding were decreased while our membership was increasing, our results of operations would be negatively affected. Conversely, the number of persons eligible to receive Medicaid benefits may grow more slowly or even decline if economic conditions improve. Therefore, improvements in general economic conditions may cause our membership levels and profitability to decrease, which could lead to decreases in our operating income and stock price.

If state regulators do not approve payments of dividends and distributions by our affiliates to us, it may negatively affect our business strategy.

We principally operate through our health plan subsidiaries. These subsidiaries are subject to laws and regulations that limit the amount of dividends and distributions that they can pay to us without prior approval of, or notification to, state regulators. In California, our health plan may dividend, without notice to or approval of the California Department of Managed Health Care, amounts by which its tangible net equity exceeds 130% of the tangible net equity requirement. In Michigan, Utah and Washington, our health plans must give thirty days advance notice and the opportunity to disapprove “extraordinary” dividends to the respective state departments of insurance for amounts over the lesser of (a) ten percent of surplus or net worth at the prior year end or (b) the net income for the prior year. The discretion of the state regulators, if any, in approving or disapproving a dividend is not clearly defined. Health plans that declare non-extraordinary dividends must usually provide notice to the regulators ten or fifteen days in advance of the intended distribution date of the non-extraordinary dividend. The aggregate amounts our health plan subsidiaries could have paid us at December 31, 2001, 2002 and 2003 without approval of the regulatory authorities were approximately $22.1 million, $28.9 million and $29.1 million, respectively, assuming no dividends had been paid during the respective calendar years. If the regulators were to deny or significantly restrict our subsidiaries’ requests to pay dividends to us, the funds available to our company as a whole would be limited, which could harm our ability to implement our business strategy. For example, we could be hindered in our ability to make debt service payments on amounts drawn from our credit facility.

Risks Associated With This Offering

We cannot guarantee that an active trading market for our common stock will be sustained.

We have only been a public company since July 2003. The average daily trading volume of our common stock on the New York Stock Exchange in 2003 and 2004 has been less than 120,000 shares. An active public market for our common stock may not be sustained after this offering. If an active trading market fails to be sustained, you may be unable to sell your shares of common stock at or above the price you paid.

Volatility of our stock price could adversely affect stockholders.

The market price of our common stock could fluctuate significantly as a result of:

•	state and federal budget decreases,

•	adverse publicity regarding health maintenance organizations and other managed care organizations,

•	government action regarding eligibility,

•	changes in government payment levels,

•	changes in state mandatory programs,

•	changes in expectations as to our future financial performance or changes in financial estimates, if any, of public market analysts,

•	announcements relating to our business or the business of our competitors,

•	conditions generally affecting the managed care industry or our provider networks,

•	the success of our operating or acquisition strategy,

•	the operating and stock price performance of other comparable companies,

•	the termination of our Medicaid or State Children’s Health Insurance Program contracts with state or county agencies, or subcontracts with other Medicaid managed care organizations that contract with such state or county agencies,

•	regulatory or legislative change, and

•	general economic conditions, including inflation and unemployment rates.

Investors may not be able to resell their shares of our common stock following periods of volatility because of the market’s adverse reaction to such volatility. In addition, the stock market in general has been highly volatile recently. During this period of market volatility, the stocks of health care companies also have been highly volatile and have recorded lows well below their historical highs. Our stock may not trade at the same levels as the stock of other health care companies and the market in general may not sustain its current prices.

You will experience immediate and significant dilution in the book value per share and will experience further dilution with the future exercise of stock options.

If you purchase common stock in this offering, you will incur immediate dilution, which means that:

•	you will pay a price per share that exceeds by $18.56 the per share net tangible book value of our assets immediately following the offering (on an as adjusted basis as of December 31, 2003) and

•	the investors in the offering will have contributed 18.8% of the total amount to fund us (before deducting the estimated underwriting discounts and commissions and offering expenses) but will own only 6.6% of our outstanding shares of our common stock.

As of March 12, 2004, we had outstanding options to purchase 942,820 shares of our common stock, of which 684,320 were vested. From time to time, we may issue additional options to employees and non-employee directors pursuant to our equity incentive plans. These options generally vest commencing one year from the date of grant and continue vesting over a three to five year period. Once these options vest, you will experience further dilution as these stock options are exercised by their holders.

Future sales, or the availability for sale, of our common stock may cause our stock price to decline.

In connection with this offering, we, along with our officers, directors and certain stockholders who beneficially own 5% or more of our common stock, will have agreed prior to the commencement of this offering, subject to limited exceptions, not to sell or transfer any shares of common stock for 90 days after the date of this prospectus without the underwriters’ consent. However, the underwriters may release these shares from these restrictions at any time. In evaluating whether to grant such a request, the underwriters may consider a number of factors with a view toward maintaining an orderly market for, and minimizing volatility in the market price of, our common stock. These factors include, among others, the number of shares involved, recent trading volume and prices of the stock, the length of time before the lock-up expires and the reasons for, and the timing of, the request. We cannot predict what effect, if any, market sales of shares held by any stockholder or the availability of these shares for future sale will have on the market price of our common stock.

Based on shares outstanding as of March 12, 2004, approximately 17,624,255 restricted shares of common stock may be sold in the public market by existing stockholders 91 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. Sales of substantial amounts of our common stock in the public market after the completion of this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock. See “Shares Eligible for Future Sale” below for a more detailed description of the restrictions on selling shares of our common stock after this offering.

Our directors and officers and members of the Molina family will own a majority of our capital stock, decreasing your influence on stockholder decisions.

Upon completion of this offering, our executive officers and directors will, in the aggregate, beneficially own approximately 23.4% of our capital stock. Members of the Molina family (some of whom are also officers or directors) will, in the aggregate, beneficially own approximately 62.0% of our capital stock, either directly or in trusts of which members of the Molina family are beneficiaries. In some cases, members of the Molina family are trustees of the trusts. As a result, Molina family members, acting themselves or together with our officers and directors, will have the ability to influence our management and affairs and the outcome of matters submitted to stockholders for approval, including the election and removal of directors, amendments to our charter and any merger, consolidation or sale of all or substantially all of our assets.

It may be difficult for a third party to acquire our company, which could inhibit stockholders from realizing a premium on their stock price.

We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in business combinations with any stockholder, including all affiliates and associates of the stockholder, who owns 15.0% or more of the corporation’s outstanding voting stock, for three years following the date that the stockholder acquired 15.0% or more of the corporation’s voting stock unless specified conditions are met, as further described in “Description of Capital Stock.”

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or preventing a change in control of our company that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	a staggered board of directors, so that it would take three successive annual meetings to replace all directors,

•	prohibition of stockholder action by written consent, and

•	advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

In addition, changes of control are often subject to state regulatory notification, and in some cases, prior approval.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are often accompanied by words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “goal,” “may,” “will,” and similar expressions. These statements include, without limitation, statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions and investments and the adequacy of our available cash resources. These statements may be found in the sections of this prospectus entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Investors are cautioned that matters subject to forward-looking statements involve risks and uncertainties, including economic, regulatory, competitive and other factors that may affect our business. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

Actual results may differ from projections or estimates due to a variety of important factors. Our results of operations and projections of future earnings depend in large part on accurately predicting and effectively managing health benefits and other operating expenses. A variety of factors, including competition, changes in health care practices, changes in federal or state laws and regulations or their interpretations, inflation, provider contract changes, new technologies, government-imposed surcharges, taxes or assessments, reduction in provider payments by governmental payors, major epidemics, disasters and numerous other factors affecting the delivery and cost of health care, such as major health care providers’ inability to maintain their operations, may in the future affect our ability to control our medical costs and other operating expenses. Governmental action or business conditions could result in premium revenues not increasing to offset any increase in medical costs and other operating expenses. Once set, premiums are generally fixed for one year periods and, accordingly, unanticipated costs during such periods cannot be recovered through higher premiums. The expiration, cancellation or suspension of our HMO contracts by the federal and state governments would also negatively impact us.

Due to these factors and risks, no assurance can be given with respect to our future premium levels or our ability to control our future medical costs.

From time to time, legislative and regulatory proposals have been made at the federal and state government levels related to the health care system, including but not limited to limitations on managed care organizations (including benefit mandates) and reform of the Medicaid program. Such legislative and regulatory action could have the effect of reducing the premiums paid to us by governmental programs or increasing our medical costs. We are unable to predict the specific content of any future legislation, action or regulation that may be enacted or when any such future legislation or regulation will be adopted. Therefore, we cannot predict accurately the effect of such future legislation, action or regulation on our business.

USE OF PROCEEDS

We estimate that we will receive net proceeds from the sale of the shares of common stock in this offering of $47.4 million, based on the public offering price of $28.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

The principal purposes of this offering are to obtain additional capital and to facilitate future access to public debt and equity markets. As of the date of this prospectus, we have no specific plans to use the net proceeds from this offering (including the over-allotment option, if exercised) other than as set forth below:

•	pursue acquisitions and expansions of health plans and contracts for government sponsored health programs in existing and new markets, and

•	general corporate purposes, including working capital.

We have not determined the amount of net proceeds to be used specifically for the foregoing purposes. As a result, management will have broad discretion over the use of the proceeds from this offering. Pending any such uses, we intend to invest the net proceeds in interest bearing securities.

PRICE RANGE OF COMMON STOCK

Our common stock has been listed for trading on the New York Stock Exchange under the symbol “MOH” since our initial public offering on July 2, 2003. Prior to that time, there was no public market for the common stock. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported by the New York Stock Exchange.

Date Range	High Sales Price	Low Sales Price
July 2, 2003 to September 30, 2003	$27.75	$20.00
October 1, 2003 to December 31, 2003	$29.00	$21.75
January 1, 2004 to March 23, 2004	$33.45	$23.25

On March 23, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $30.00 per share. As of February 27, 2004, there were approximately 1,318 holders of our common stock, including record holders and individual participants in a security position listing.

DIVIDEND POLICY

We have in the past declared and paid cash dividends on our common stock. There were no dividends declared in 2003, 2002, 2001 or 1999. Dividends in the amount at $1,000,000 were declared in 2000. We currently anticipate that we will retain any future earnings for the development and operation of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future.

Our ability to pay dividends is dependent on cash dividends from our subsidiaries. Laws of the states in which we operate or may operate, as well as requirements of the government sponsored health programs in which we participate, limit the ability of our subsidiaries to pay dividends to us. In addition, the terms of our credit facility limit our ability to pay dividends.

CAPITALIZATION

The following table shows our cash, cash equivalents and capitalization, as of December 31, 2003:

•	on an actual basis, unadjusted for any exercise of outstanding options to purchase common stock that were vested at December 31, 2003, and

•	on an as adjusted basis to reflect the issuance and sale of 1,800,000 shares of common stock by us in this offering at the public offering price of $28.00 per share less estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	December 31, 2003
	Actual	As Adjusted
	(dollars in thousands, except per share data)
Cash, cash equivalents and investments	$240,672	$288,031

Stockholders’ equity:
Common stock, $0.001 par value; 80,000,000 shares authorized; issued and outstanding: 25,373,785 shares—actual; 27,173,785 shares—as adjusted	25	27
Preferred stock, $0.001 par value; 20,000,000 shares authorized; no shares issued and outstanding, actual or as adjusted	—	—
Additional paid-in capital	103,854	151,211
Accumulated other comprehensive income	54	54
Retained earnings	137,779	137,779
Treasury stock	(20,390)	(20,390)

Total stockholders’ equity	221,322	268,681

SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated financial data for the five years ended December 31, 2003 from our audited consolidated financial statements. The pro forma information is unaudited and has been derived from the unaudited Pro Forma Financial Information included herein. You should read the data in conjunction with our consolidated financial statements, related notes, and other financial information included herein.

	Year Ended December 31,
	1999	2000(1)	2001(1)	2002(1)	2003(1)	2003 Pro Forma(2)
	(dollars in thousands, except per share data)
Statements of Income Data:
Revenue:
Premium revenue	$181,929	$324,300	$499,471	$639,295	$789,536	$1,133,280
Other operating revenue	2,358	1,971	1,402	2,884	2,247	4,232
Investment income	1,473	3,161	2,982	1,982	1,761	1,475

Total operating revenue	185,760	329,432	503,855	644,161	793,544	1,138,987
Expenses:
Medical care costs	148,138	264,408	408,410	530,018	657,921	955,966
Marketing, general and administrative expenses (including a charge for stock option settlements of $7,796 in 2002)	18,511	38,701	42,822	61,227	61,543	100,342
Depreciation and amortization	1,625	2,085	2,407	4,112	6,333	10,957

Total expenses	168,274	305,194	453,639	595,357	725,797	1,067,265

Operating income	17,486	24,238	50,216	48,804	67,747	71,722
Total other expense, net	(1,190)	(197)	(561)	(405)	(1,334)	(1,883)

Income before income taxes	16,296	24,041	49,655	48,399	66,413	69,839
Provision for income taxes	6,576	9,156	19,453	17,891	23,896	25,169

Income before minority interest	9,720	14,885	30,202	30,508	42,517	44,670
Minority interest	(267)	79	(73)	—	—	—

Net income	9,453	14,964	30,129	30,508	42,517	44,670

Net income per share:
Basic	0.47	0.75	1.51	1.53	1.91	2.01

Diluted	0.47	0.73	1.46	1.48	1.88	1.97

Cash dividends declared per Share	—	0.05	—	—	—	—

Weighted average number of common shares outstanding (3)	20,000,000	20,000,000	20,000,000	20,000,000	22,224,000	22,224,000

Weighted average number of common shares and potential dilutive common shares outstanding (3)	20,173,000	20,376,000	20,572,000	20,609,000	22,629,000	22,629,000

Operating Statistics:
Medical care ratio (4)	80.4%	81.0%	81.5%	82.5%	83.1%	84.0%
Marketing, general and administrative expense ratio (5)	10.0%	11.7%	8.5%	9.5%	7.8%	8.8%
Members (6)	199,000	298,000	405,000	489,000	564,000	672,000

	As of December 31,
	1999(1)	2000(1)	2001(1)	2002(1)	2003(1)	2003 As Adjusted(7)	2003 Pro Forma(2)
	(dollars in thousands, except per share data)
Balance Sheet Data:
Cash, cash equivalents and investments	$26,120	$45,785	$102,750	$139,300	$240,672	$288,031	$220,515
Total assets	101,636	102,012	149,620	204,966	344,585	391,944	401,504
Long-term debt (including current maturities)	17,296	3,448	3,401	3,350	—	—	6,919
Total liabilities	80,991	67,405	84,861	109,699	123,263	123,263	180,182
Stockholders’ equity	20,645	34,607	64,759	95,267	221,322	268,681	221,322

(1)	The balance sheet and operating results of the Washington health plan have been included in the consolidated balance sheet as of December 31, 1999, the date of acquisition, and in each of the consolidated statements of income for periods thereafter.
(2)	The pro forma data gives effect to the acquisition of Health Care Horizons, Inc. (including the commercial line of business) as if the pending acquisition had occurred at January 1, 2003, and excludes the pending Washington transaction.
(3)	The weighted average number of common shares and potential dilutive common shares outstanding for 1999 has been adjusted to reflect a share exchange in 1999 in which each share of Molina Healthcare of California (formerly Molina Medical Centers) was exchanged for 5,000 shares of Molina Healthcare, Inc. (formerly American Family Care, Inc.), and Molina Healthcare, Inc. became the parent company.
(4)	Medical care ratio represents medical care costs as a percentage of premium and other operating revenue. Other operating revenue includes revenues related to our California clinics and reimbursements under various risk and savings sharing programs. The medical care ratio is a key operating indicator used to measure our performance in delivering efficient and cost effective healthcare services. Changes in the medical care ratio from period to period result from changes in Medicaid funding by the states, our ability to effectively manage costs, and changes in accounting estimates related to incurred but not reported claims. See Management’s Discussion and Analysis of Financial Condition and Results of Operations for further discussion.
(5)	Marketing, general and administrative expense ratio represents such expenses as a percentage of total operating revenue.
(6)	Number of members at end of year, excluding the pending Washington transaction.
(7)	The as adjusted data gives effect to our receipt of approximately $47.4 million in net proceeds from the sale of 1,800,000 shares of common stock offered by us at the offering price of $28.00 per share after deducting estimated underwriting discounts and commissions and estimated offering expenses.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following Unaudited Pro Forma Condensed Consolidated Financial Statements give effect to the pending purchase of Health Care Horizons, Inc., or the HCH Purchase. The Unaudited Pro Forma Condensed Consolidated Statement of Income for the year ended December 31, 2003 gives effect to the HCH Purchase as if it had occurred on January 1, 2003. The Unaudited Pro Forma Condensed Consolidated Balance Sheet presents our financial position at December 31, 2003 giving effect to the HCH Purchase as if it had occurred on that date.

The HCH Purchase will be accounted for under the purchase method of accounting. Accordingly, the amount of the consideration to be paid will be allocated to assets acquired and liabilities assumed based on their estimated fair values. The excess of such consideration over the estimated fair value of such assets and liabilities has been preliminarily allocated to certain identifiable intangible assets and goodwill. The purchase price allocation may be adjusted upon completion of the final valuation of the assets and liabilities of Health Care Horizons, Inc. The effect of any such adjustment is not expected to be significant. The Unaudited Pro Forma Condensed Consolidated Financial Statements do not give effect to any synergies that may be realized as a result of the HCH Purchase, management’s intent to divest or transition the Health Care Horizons, Inc. commercial line of business, management’s plan to terminate employees, abandon leases and incur other costs involving the exit of one or more activities shortly after closing the HCH Purchase and nonrecurring/unusual restructuring charges that may be incurred as a result of the integration of Health Care Horizons, Inc. The amount of such charges cannot be reasonably determined at this time.

The Unaudited Pro Forma Condensed Consolidated Financial Statements are provided for informational purposes only and do not purport to present the combined financial position or results of operations of Molina Healthcare, Inc. and Health Care Horizons, Inc. had the acquisition assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be expected in the future.

The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with: (i) our historical financial statements, and the notes thereto, which are included in this Prospectus, and (ii) the selected historical financial data appearing elsewhere in this Prospectus.

MOLINA HEALTHCARE, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

For the Year Ended December 31, 2003

(dollars in thousands, except per share data)

	Molina Healthcare, Inc.	Health Care Horizons, Inc.	Pro Forma Adjustments(a)		Pro Forma Consolidated
Revenue:
Premium revenue	$789,536	$343,744	—		$1,133,280
Other operating revenue	2,247	1,985	—		4,232
Investment income	1,761	452	$(738	)(b)	1,475

Total operating revenue	793,544	346,181	(738)		1,138,987
Expenses:
Medical care costs	657,921	298,045	—		955,966
Marketing, general and administrative expenses	61,543	38,799	—		100,342
Depreciation and amortization	6,333	624	4,000	(c)	10,957

Total expenses	725,797	337,468	4,000		1,067,265

Operating income	67,747	8,713	(4,738)		71,722
Total other expense, net	(1,334)	(549)	—		(1,883)

Income (loss) before income taxes	66,413	8,164	(4,738)		69,839
Provision for income taxes	23,896	3,073	(1,800	)(e)	25,169

Net income (loss)	42,517	5,091	(2,938)		44,670

Basic income per share	1.91				2.01

Diluted income per share	1.88				1.97

Weighted average number of common shares outstanding	22,224,000				22,224,000

Weighted average number of common shares and potential dilutive common shares outstanding	22,629,000				22,629,000

See accompanying notes.

MOLINA HEALTHCARE, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

December 31, 2003

(dollars in thousands)

	Molina Healthcare, Inc.	Health Care Horizons, Inc.	Pro Forma Adjustments(a)		Pro Forma Consolidated
Assets
Current assets:
Cash, cash equivalents and investments	$240,672	$48,843	$(69,000	)(d)	$220,515
Receivables	53,689	5,163	—		58,852
Deferred income taxes	2,442	—	—		2,442
Prepaid and other current assets	5,254	3,673	—		8,927

Total current assets	302,057	57,679	(69,000)		290,736
Property and equipment, net	18,380	1,541	—		19,921
Goodwill and intangible assets, net	12,284	7,321	58,814	(d)	78,419
Restricted investments	2,000	—	—		2,000
Deferred income taxes	1,996	482	—		2,478
Advances to related parties and other assets	7,868	82	—		7,950

Total assets	344,585	67,105	(10,186)		401,504

Liabilities and stockholders’ equity
Current liabilities:
Medical claims and benefits payable	105,540	30,151	—		135,691
Deferred revenue	—	773	—		773
Accounts payable and accrued liabilities	11,419	7,701	300	(d)	19,420
Income taxes payable	2,882	2,738	—		5,620
Current maturities of long-term debt	—	2,400	—		2,400

Total current liabilities	119,841	43,763	300		163,904
Long-term debt, less current maturities	—	4,519	—		4,519
Other long-term liabilities	3,422	737	—		4,159
Deferred income taxes	—	—	7,600	(d)	7,600

Total liabilities	123,263	49,019	7,900		180,182

Commitments and contingencies

Stockholders’ equity:
Common stock	25	4	(4	)(d)	25
Preferred stock	—	—	—		—
Paid-in capital	103,854	4,734	(4,734	)(d)	103,854
Accumulated other comprehensive income	54	—	—		54
Retained earnings	137,779	13,348	(13,348	)(d)	137,779
Treasury stock	(20,390)	—	—		(20,390)

Total stockholders’ equity	221,322	18,086	(18,086)		221,322

Total liabilities and stockholders’ equity	344,585	67,105	(10,186)		401,504

See accompanying notes.

MOLINA HEALTHCARE, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

December 31, 2003

a.	Integration synergies. Molina Healthcare, Inc. believes that it will achieve synergies from the integration of the acquisition by eliminating redundant administrative costs and using its increased purchasing power to achieve lower health care and general and administrative expenses. The anticipated impact of such synergies, estimated at $3,000 to $4,000 per year on a pre-tax basis, as well as the anticipated divestiture or transition of the commercial line of business of Health Care Horizons, Inc. (which recorded approximately $113,900 in premium revenue in 2003) have not been reflected in the Unaudited Pro Forma Condensed Consolidated Statement of Income. The Unaudited Pro Forma Condensed Consolidated Financial Statements do not reflect management’s plan to terminate employees, abandon leases, and incur other costs involving the exit of one or more activities shortly after closing the HCH Purchase, and any nonrecurring/unusual restructuring charges (which are estimated at $2,500) that may be incurred as a result of the integration of Health Care Horizons, Inc.

b.	Investment income. This pro forma adjustment reflects a reduction to investment income of $738 assuming a payment of $69,300 for Health Care Horizons, Inc. on January 1, 2003. The pro forma decrease in investment income assumes the payment of the acquisition cost on January 1, 2003 and a return on investment of 1.07%.

c.	Amortization of intangibles. This pro forma adjustment reflects the amortization of a Medicaid service contract with the state of New Mexico valued at approximately $20,000 arising from the acquisition that is classified as an identifiable intangible asset. This identifiable intangible asset is being amortized on a straight-line basis over 60 months. We ceased amortization of goodwill effective January 1, 2002 in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”.

d.	Goodwill and intangible assets. The following is an analysis of estimated goodwill and intangible assets in connection with the acquisition:

Purchase price consideration	$69,000
Direct transaction costs	300

Total purchase price	69,300
Less net assets acquired	(18,086)
Add back goodwill included in net assets acquired	7,321

Acquisition cost in excess of net assets acquired	58,535

Allocation of acquisition cost in excess of net assets acquired:

Allocation to identifiable intangible assets
Medicaid contract	$20,000
Allocation to other than identifiable intangible assets
Goodwill before deferred tax adjustment	38,535
Less Health Care Horizons, Inc. goodwill	(7,321)

31,214
Pro forma increase in deferred tax liability due to step up in identifiable intangible assets	7,600

Pro forma increase in goodwill	38,814

Net pro forma adjustment to goodwill and intangible assets	58,814

e.	Provision for income taxes. Pro forma adjustment to reflect the tax effect of the acquisition at statutory rates in effect during the fiscal year ended December 31, 2003.

Pro forma adjustments to income before income taxes	$4,738
Statutory tax rate	38%

Pro forma adjustment	1,800

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial Data” and the accompanying consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus. The following discussion contains forward-looking statements based upon current expectations and related to future events and our future financial performance that involve risks and uncertainties. Our actual results and timing of events could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors,” “Forward-Looking Statements” and “Business” and elsewhere in this prospectus.

Overview

We are a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. Our objective is to become the leading managed care organization in the United States focused primarily on serving people who receive health care benefits through state-sponsored programs for low income populations.

We generate revenues primarily from premiums we receive from the states in which we operate. In 2003 we received approximately 84% of our premium revenue as a fixed amount per member per month, or PMPM, pursuant to our contracts with state Medicaid agencies and other managed care organizations with which we operate as a subcontractor. These are recognized as premium revenue in the month members are entitled to receive health care services. We also received approximately 5% of our premium revenue from the Medicaid programs in Washington and Michigan for newborn deliveries, or birth income, on a per case basis which are recorded in the month the deliveries occur. Premium revenue is fixed in advance of the periods covered and is not subject to significant accounting estimates. Approximately 11% of our premium revenue in 2003 was realized under a cost plus reimbursement agreement that our Utah subsidiary has with that state. Premium rates are periodically adjusted by the state Medicaid programs.

Membership growth has been the primary reason for our increasing revenues. We have increased our membership through both internal growth and acquisitions. The following table sets forth the approximate number of members in each of our service areas in the periods presented. The 2003 Pro Forma information gives effect to our acquisition of Health Care Horizons, Inc. as if such acquisition had occurred as of December 31, 2003. The enrollment information for Health Care Horizons, Inc. excludes commercial membership. The 2003 Pro Forma information does not give effect to our pending Washington acquisition.

	As of December 31,
Market	2001	2002	2003	2003 Pro Forma
California	229,000	253,000	254,000	254,000
Washington	134,000	161,000	183,000	183,000
Michigan	26,000	33,000	82,000	82,000
Utah	16,000	42,000	45,000	45,000
New Mexico (pending)	—	—	—	66,000

Total	405,000	489,000	564,000	630,000

The following table sets forth the approximate percentages of our total enrollment in each of our service areas in the periods presented. The 2003 Pro Forma information gives effect to our acquisition of Health Care Horizons, Inc. as if such acquisition had occurred as of December 31, 2003. The enrollment information for Health Care Horizons, Inc. excludes commercial membership. The 2003 Pro Forma information does not give effect to our pending Washington acquisition.

	As of December 31,
Market	2001	2002	2003	2003 Pro Forma
California	56.5%	51.7%	45.0%	40.3%
Washington	33.1%	32.9%	32.5%	29.1%
Michigan	6.4%	6.8%	14.5%	13.0%
Utah	4.0%	8.6%	8.0%	7.1%
New Mexico (pending)	—	—	—	10.5%

Total	100.0%	100.0%	100.0%	100.0%

Other operating revenue primarily includes fee-for-service revenue generated by our clinics in California and savings sharing revenues in California and Michigan where we receive additional incentive payments from the states if inpatient medical costs are less than prescribed amounts.

Our operating expenses include expenses related to medical care services and marketing, general and administrative, or MG&A, costs. Our results of operations depend on our ability to effectively manage expenses related to health benefits and accurately predict costs incurred.

Expenses related to medical care services include two components: direct medical expenses and medically related administrative costs. Direct medical expenses include payments to physicians, hospitals and providers of ancillary medical services, such as pharmacy, laboratory and radiology services. Medically related administrative costs include expenses relating to health education, quality assurance, case management, disease management, 24 hour on-call nurses, member services and compliance. In general primary care physicians are paid on a capitation basis (a fixed amount per member per month regardless of actual utilization of medical services), while specialists and hospitals are paid on a fee-for-service basis. For the year ended December 31, 2003, approximately 75% of our direct medical expenses were related to fees paid to providers on a fee-for-service basis with the balance paid on a capitation basis. Physician providers not paid on a capitated basis are paid on a fee schedule set by the state or our contracts with our providers. We pay hospitals in a variety of ways, including fee-for-service, per diems, diagnostic related groups and case rates.

Capitation payments are fixed in advance of periods covered and are not subject to significant accounting estimates. These payments are expensed in the period the providers are obligated to provide services. Fee-for-service payments are expensed in the period services are provided to our members. Medical care costs include actual historical claims experience and estimates of medical expenses incurred but not reported, or IBNR. Monthly, we estimate our IBNR based on a number of factors, including prior claims experience, inpatient hospital utilization data and prior authorization of medical services. As part of this review, we also consider estimates of amounts to cover uncertainties related to fluctuations in provider billing patterns, claims payment patterns, membership and medical cost trends. These estimates are adjusted monthly as more information becomes available. We use the service of independent actuaries to review our estimates monthly and certify them quarterly. We believe our process for estimating IBNR is adequate, but there can be no assurance that medical care costs will not exceed such estimates.

MG&A costs are largely comprised of wage and benefit costs related to our employee base and other administrative expenses. Some of these services are provided locally, while others are delivered to our health plans from a centralized location. The major centralized functions are claims processing, information systems, finance and accounting and legal and regulatory. Locally provided functions include marketing, plan administration and provider relations. Included in MG&A expenses are premium taxes for the Washington and (beginning in the second quarter of 2003) Michigan health plans, as those states assess taxes based on premium revenue.

Subsequent Events

On February 23, 2004, we signed a definitive agreement to acquire, by merger with our newly formed subsidiary, the capital stock of Health Care Horizons, Inc., which is the parent company of New Mexico-based Cimarron Health Plan, for approximately $69.0 million, subject to adjustments. Health Care Horizons, Inc. has approximately $6.9 million in outstanding bank debt. We intend to fund the acquisition through available cash and expect to close the transaction by the third quarter of 2004, subject to regulatory approvals, the approval of Health Care Horizons, Inc.’s shareholders and other closing conditions. Cimarron membership is comprised of approximately 66,000 Medicaid members and approximately 38,000 commercial members as of February 1, 2004. We expect to divest or transition the Cimarron commercial membership to focus on the Medicaid business. New Mexico is a new market for us. We estimate the acquisition will generate annualized Medicaid revenues in the range of $255.0 million to $265.0 million in 2004. We expect the acquisition to result in approximately $0.05 to $0.07 of accretion to our earnings per share for the second half of 2004, assuming closing on July 1, 2004, and $0.14 to $0.18 of accretion to earnings per share on an annualized basis subsequent to completion of integration which we expect to occur during 2005.

On February 27, 2004, our Washington subsidiary signed a definitive agreement to acquire the Medicaid and Basic Health contracts of Premera Blue Cross of Washington for $18.0 million, subject to regulatory approvals. As of February 1, 2004, the contracts to be transferred covered approximately 66,000 Medicaid and Basic Health members. The Basic Health program is similar to Medicaid but receives no federal funding. We expect acquisition to close in the third quarter of 2004. We believe the addition of these members at closing will give us approximately 45% of eligible Medicaid and Basic Health members in Washington. We expect the acquisition to result in approximately $0.10 to $0.12 of accretion to our earnings per share for the second half of 2004, assuming closing on July 1, 2004, and $0.20 to $0.25 of accretion to our earnings per share on an annualized basis.

Results of Operations

The following table sets forth selected operating ratios. All ratios with the exception of the medical care ratio are shown as a percentage of total operating revenue. The medical care ratio is shown as a percentage of premium and other operating revenue because there is a direct relationship between the premiums and other operating revenue earned and the cost of health care.

	Year Ended December 31,
	2001	2002	2003
Premium revenue	99.1%	99.2%	99.5%
Other operating revenue	0.3%	0.5%	0.3%
Investment income	0.6%	0.3%	0.2%

Total operating revenue	100.0%	100.0%	100.0%

Medical care ratio	81.5%	82.5%	83.1%
Marketing, general and administrative expenses	8.5%	9.5%	7.8%
Operating income	10.0%	7.6%	8.5%
Net income	6.0%	4.7%	5.4%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Premium Revenue

Premium revenue for the year ended December 31, 2003 was $789.5 million, up $150.2 million (23.5%) from $639.3 million for the year ended December 31, 2002. Membership growth contributed $109.5 million to the increase in revenue. Year-over-year enrollment increased 15.3% to 564,000 members at December 31, 2003, from 489,000 members at the same date of the prior year. Membership growth was most pronounced at our

Michigan HMO, which saw year-over-year enrollment increase to 82,000 from 33,000. The Michigan HMO added 9,400 and 32,000 members in the third and fourth quarters of 2003, respectively, as a result of the acquisition of Medicaid contracts from other health plans. The remainder of the additional revenue, or $40.7 million, was attributable to increases in premium rates and proportionally greater increases in membership in those states with higher premium rates.

Other Operating Revenue

Other operating revenue decreased to $2.2 million for the year ended December 31, 2003 from $2.9 million for the year ended December 31, 2002. The decrease was the result of reduced savings sharing revenue at our California and Michigan HMOs.

Investment Income

Investment income for the year ended December 31, 2003 decreased to $1.8 million from $2.0 million for the year ended December 31, 2002 due to lower investment yields, which were partially offset by greater invested balances.

Medical Care Costs

Medical care costs for the year ended December 31, 2003 were $657.9 million, representing 83.1% of premium and other operating revenue for all of 2003, as compared with $530.0 million, representing 82.5% of premium and other operating revenue, for 2002. The increase in the medical care ratio was due to increases in specialty, hospital and pharmacy expenses, partially offset by reduced capitation costs. Additionally, medical margins in 2003 were reduced by changes in the state of Washington’s method of compensating Molina for certain healthcare costs reimbursed by the Supplemental Security Income program.

Marketing, General and Administrative Expenses

MG&A expenses for the year ended December 31, 2003, were $61.5 million as compared with $53.4 million (after deducting $7.8 million in stock option settlement expenses) for the year ended December 31, 2002. The increase was primarily due to an increase in premium tax expense of $4.2 million in 2003. MG&A expenses as a percentage of operating revenue were 7.8% for the year ended December 31, 2003 as compared with 8.3% (adjusted for the stock option settlement expense) for the year ended December 31, 2002.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2003 increased to $6.3 million from $4.1 million for the year ended December 31, 2002. The increase was primarily due to increased capital spending for computer equipment and leasehold improvements.

Interest Expense

Interest expense increased to $1.5 million for the year ended December 31, 2003 from $0.4 million for the year ended December 31, 2002. Interest expense increased due to the amortization of loan fee expenses associated with our credit facility, as well as the payment of interest on amounts borrowed under that facility. Interest expense was reduced by our repayment of a mortgage note in the second quarter of 2003.

Provision for Income Taxes

Income taxes totaled $23.9 million in 2003, resulting in an effective tax rate of 36.0%, as compared to $17.9 million in 2002, or an effective tax rate of 37.0%. The lower 2003 tax rate was due to: (i) our Washington health plan, which does not pay state income taxes, generated a greater percentage of our total earnings; and (ii) $1.6 million of California Economic Development Tax Credits (Credits) generated in 2003 as compared to

$.4 million generated in 2002. Approximately $1.0 million of the 2003 Credits relate to prior years that are being recovered through amended state tax filings. The table below includes a breakdown of the total 2003 Credits, net of recovery fees paid to consultants (included in marketing, general and administrative expenses).

	Reduced Income Taxes	Recovery Fees	Net Income	Diluted Earnings Per Share
2003	$585	$107	$478	$.02
Prior years	1,034	189	845.04

Total 2003 Credits	$1,619	$296	$1,323	$.06

The prior year credit recognized in 2003, net of recovery fees, of $845 ($.04 per diluted share) was accounted for as a change in estimate. We are continuing to validate prior year credits and expect to recognize additional credits in 2004 as claims are filed with the state of California.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Premium Revenue

Premium revenue increased 28.0% or $139.8 million to $639.3 million in 2002 from $499.5 million in 2001, due to internal and acquisition-related membership growth, premium rate increases and changes in our Utah Medicaid contract. Approximately $115.7 million of the increase was due to membership growth, which increased 20.7% from 405,000 at December 31, 2001 to 489,000 at December 31, 2002. Of this increase, approximately 14,000 members were added through an acquisition by our Washington health plan effective July 1, 2002. Our health plans also received average annual rate increases of 3.2% which increased premium revenue by approximately $15.8 million in 2002. A revision in the Utah health plan contract effective July 1, 2002 resulted in approximately $8.3 million in additional revenues during the six month period ended December 31, 2002 as compared to 2001.

Other Operating Revenue

Other operating revenue increased 105.7% or $1.5 million to $2.9 million in 2002 from $1.4 million in 2001, primarily due to favorable settlements under savings sharing programs. During 2002, the Michigan and California HMOs received $1.2 million in savings sharing incentives for prior contract periods, which were in excess of amounts previously estimated.

Investment Income

Investment income primarily includes interest and dividend income. Investment income decreased 33.5% or $1.0 million to $2.0 million in 2002 from $3.0 million in 2001 due to lower investment yields, which was partially offset by an increase in the amount of funds invested.

Medical Care Costs

Medical care costs increased 29.8% or $121.6 million to $530.0 million in 2002 from $408.4 million in 2001. The medical care ratio for 2002 increased to 82.5% from 81.5% in 2001. The increase was attributed to higher inpatient costs in Michigan and specialty costs in California. Increased specialty costs primarily relate to emergency room visits and outpatient surgeries. The increased costs were partially offset by premium rate increases and additional revenues under the revised Utah Medicaid contract effective July 1, 2002.

Marketing, General and Administrative Expenses

MG&A expenses increased 43.0% or $18.4 million to $61.2 million in 2002 from $42.8 million in 2001. $9.5 million of the increase was due to increased personnel costs required to support our membership growth.

Our employees, measured as full-time equivalents, increased from approximately 713 at December 31, 2001 to approximately 830 at December 31, 2002. Additionally during 2002, we agreed to acquire fully vested options to purchase 735,200 shares of our common stock from two executives for total cash payments of $8.7 million. The cash settlements resulted in a fourth quarter 2002 compensation charge of $7.8 million ($4.9 million net of tax effect). See Note 9 to the Consolidated Financial Statements. Premium taxes and regulatory fees also increased by $1.6 million in 2002 as compared to 2001 due to membership growth in the Washington health plan which pays premium taxes on revenue in lieu of state income taxes. Excluding the charge for stock option settlements, our MG&A expense ratio decreased to 8.3% for 2002, from 8.5% in 2001, due to higher total operating revenue in 2002.

Depreciation and Amortization

Depreciation and amortization expense increased 70.8% or $1.7 million to $4.1 million in 2002 from $2.4 million in 2001. During 2002, the Washington and California health plans recorded amortization expense related to intangible assets that were acquired through the assignment of Medicaid contracts in July 2002 and December 2001, respectively. These assets are amortized over the related contract terms (including renewal periods), not exceeding 18 months. Total amortization expense was $2.0 million in 2002 as compared to $0.4 million in 2001. Increased capital expenditures in computers and equipment accounted for the remaining increase.

Provision for Income Taxes

Income taxes totaled $17.9 million in 2002, resulting in an effective tax rate of 37.0%, as compared to $19.5 million in 2001, or an effective tax rate of 39.2%. The lower rate in 2002 was due to increased earnings generated from our Washington health plan which does not pay state income taxes and $0.4 million in additional California tax credits.

Acquisitions

Effective August 1, 2003 approximately 9,400 members were transferred to our Michigan HMO under the terms of an agreement with another health plan. Effective October 1, 2003 approximately 32,000 members were transferred to our Michigan HMO under the terms of an agreement with another health plan. Total costs associated with these two transactions were $8.9 million. In both instances the entire cost of the transaction was recorded as an identifiable intangible asset and is being amortized over 60 months.

Liquidity and Capital Resources

We generate cash from premium revenue, services provided on a fee-for-service basis at our clinics and investment income. Our primary uses of cash include the payment of expenses related to medical care services, MG&A expenses and acquisitions. From time to time, we may need to raise capital and draw on the credit facility in order to fund geographic and product expansions and acquisitions of health care businesses. We generally receive premium revenue in advance of payment of claims for related health care services, with the exception of our Utah HMO.

Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets. As of December 31, 2003, we invested a substantial portion of our cash in a portfolio of highly liquid money market securities. As of December 31, 2003, our investments consisted solely of investment grade debt securities (all of which are classified as current assets) with a maximum maturity of five years and an average duration of two years. Three professional portfolio managers operating under documented investment guidelines manage our investments. The states in which we operate prescribe the types of instruments in which our subsidiaries may invest their funds.

The average annualized portfolio yield for the years ended December 31, 2001, 2002 and 2003 was approximately 4.5%, 1.7% and 1.1%, respectively.

In July 2003 we completed an initial public offering of our common stock. We sold 7,590,000 shares, generating net proceeds of approximately $119.6 million after deducting approximately $3.9 million in fees, costs and expenses and $9.3 million in underwriters’ discount.

Net cash provided by operating activities was $61.4 million in 2001, $45.7 million in 2002 and $45.6 million in 2003. Because we generally receive premium revenue in advance of payment for the related medical care costs (with the exception of our Utah health plan), our cash available has increased during periods when we experienced enrollment growth. Our ability to support the increase in membership with existing infrastructure also allows us to retain a larger portion of the additional premium revenue as profit.

We had working capital of $74.6 million at December 31, 2002 and $182.2 million at December 31, 2003. At December 31, 2002 and 2003, we had cash, cash equivalents and investments of $139.3 million and $240.7 million, respectively. Increased working capital and cash, cash equivalent, and investment balances at December 31, 2003 were principally the result of our initial public offering of common stock and cash flow provided by operating activities.

Our subsidiaries are required to maintain minimum capital requirements prescribed by various jurisdictions in which we operate. Our restricted investments are invested principally in certificates of deposit and treasury securities with maturities of up to twelve months. As of December 31, 2003, all of our subsidiaries were in compliance with the minimum capital requirements. Barring any change in regulatory requirements, we believe that we will continue to be in compliance with these requirements at least through 2004. We also believe that our cash resources and internally generated funds will be sufficient to support our operations, regulatory requirements and capital expenditures at least through 2004.

Credit Facility

We entered into a credit agreement dated as of March 19, 2003, under which a syndication of lenders provided a $75.0 million senior secured revolving credit facility. We plan to use this credit facility for general corporate purposes and acquisitions. During the first six months of 2003 we borrowed a total of $8.5 million under this credit facility and repaid the entire amount in July 2003 with proceeds from our initial public offering of common stock.

Banc of America Securities LLC and CIBC World Markets Corp. are co-lead arrangers of the credit facility. Bank of America, N.A. is the administrative agent of the credit facility and CIBC World Markets Corp. is the syndication agent. Bank of America, NA, an affiliate of Banc of America Securities LLC, CIBC Inc., an affiliate of CIBC World Markets Corp., Societe Generale, an affiliate of SG Cowen Securities Corporation, U.S. Bank National Association and East West Bank, are lenders under the credit facility. The interest rate per annum under the credit facility is (a) LIBOR plus a margin ranging from 200 to 250 basis points or (b) the higher of (i) Bank of America prime or (ii) the federal funds rate plus 0.50%, plus a margin ranging from 100 to 150 basis points. The credit facility includes a sublimit for the issuance of standby and commercial letters of credit to be issued by Bank of America, NA All amounts that may be borrowed under the credit facility are due and payable in full by March 20, 2006. The credit facility is secured by substantially all of our parent company’s real and personal property and the real and personal property of our non-HMO subsidiary and, subject to certain limitations, all shares of our Washington HMO subsidiary, our Michigan HMO subsidiary and both of our Utah subsidiaries. The credit facility requires us to perform within covenants and requires approval of certain acquisitions above certain prescribed thresholds. The credit facility contains customary terms and conditions, and we have incurred and will incur customary fees in connection with the credit facility.

Redemptions

In January and February 2003, we redeemed 1,201,174 shares of our common stock at $16.98 per share from Janet M. Watt, Josephine M. Battiste, the Mary R. Molina Living Trust, the Mary Martha Molina Trust (1995), the Janet M. Watt Trust (1995) and the Josephine M. Molina Trust (1995). These stockholders held a combined interest of 40.0% prior to the redemption, which was reduced to 36.2% at the completion of the redemption. The total cash payment of $20,390,000 was made from available cash reserves. The remainder beneficiaries of the Mary R. Molina Living Trust are J. Mario Molina, M.D., John C. Molina, J.D., M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste. We agreed to the redemptions in response to requests for prompt liquidity by certain stockholders.

In July 2003 we completed a previously contemplated repurchase of an aggregate of 1,120,571 shares of our common stock from two stockholders for $17.50 per share or an aggregate purchase price of $19.61 million. Of such shares, we purchased 912,806 shares owned by the MRM GRAT 301/2 and 207,765 shares owned by the Mary R. Molina Living Trust. These shares were subsequently retired. These stockholders held a combined interest of 27.8% prior to the repurchase, which was reduced to 23.2% after the completion of the repurchase. The remainder beneficiaries of the MRM GRAT 301/2 and the Mary R. Molina Living Trust are J. Mario Molina, M.D., John C. Molina, J.D., M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste.

Regulatory Capital and Dividend Restrictions

Our principal operations are conducted through the four HMOs operating in California, Washington, Michigan and Utah. The HMOs are subject to state laws that, among other things, may require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to their stockholders.

The National Association of Insurance Commissioners has adopted rules effective December 31, 1998, which, if implemented by the states, set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital rules. These new HMO rules, which may vary from state to state, have been adopted in Washington, Michigan and Utah. California has not adopted risk based capital requirements for HMOs and has not formally given notice of its intention to do so. The National Association of Insurance Commissioners’ HMO rules, if adopted by California, may increase the minimum capital required for that state.

As of December 31, 2003, our HMOs had aggregate statutory capital and surplus of approximately $88.8 million, compared with the required minimum aggregate statutory capital and surplus of approximately $41.5 million. All our HMOs were in compliance with the minimum capital requirements.

Critical Accounting Policies

When we prepare our consolidated financial statements, we use estimates and assumptions that may affect reported amounts and disclosures. The determination of our liability for claims and medical benefits payable is particularly important to the portrayal of our financial position and results of operations and requires the application of significant judgment by our management and, as a result, is subject to an inherent degree of uncertainty.

Our medical care costs include actual historical claims experience and estimates for medical care costs incurred but not reported to us, or IBNR. We, together with our independent actuaries, estimate medical claims liabilities using actuarial methods based upon historical data adjusted for payment patterns, cost trends, product mix, seasonality, utilization of health care services and other relevant factors. The estimation methods and the resulting reserves are continually reviewed and updated, and adjustments, if necessary, are reflected in the period known. We also record reserves for estimated referral claims related to medical groups under contract with us who are financially troubled or insolvent and who may not be able to honor their obligations for the costs of medical services provided by other providers. In these instances, we may be required to honor these obligations for legal or business reasons. Based on our current assessment of providers under contract with us, such losses are not expected to be significant.

In applying this policy, our management uses judgment to determine the appropriate assumptions to be used in the determination of the required estimates. While we believe our estimates are adequate, it is possible that future events could require us to make significant adjustments or revisions to these estimates. In assessing the adequacy of the medical claims liabilities, we consider our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources as appropriate.

Commitments and Contingencies

We lease office space and equipment under various operating leases. As of December 31, 2003, our lease obligations for the next five years and thereafter are as follows: $5.5 million in 2004, $5.0 million in 2005, $4.8 million in 2006, $4.2 million in 2007, $3.4 million in 2008 and an aggregate of $12.1 million thereafter.

On February 23, 2004, we signed a definitive agreement to acquire, by merger with our newly formed subsidiary, the capital stock of Health Care Horizons, Inc., which is the parent company of New Mexico-based Cimarron Health Plan, for approximately $69.0 million, subject to adjustments. Health Care Horizons, Inc. has approximately $6.9 million in outstanding bank debt. We intend to fund the acquisition through available cash and expect to close the transaction by the third quarter of 2004, subject to regulatory approvals, the approval of Health Care Horizons, Inc.’s shareholders and other closing conditions.

On February 27, 2004, our Washington subsidiary signed a definitive agreement to acquire the Medicaid and Basic Health contracts of Premera Blue Cross of Washington for $18.0 million, subject to regulatory approvals.

We are not an obligor to or guarantor of any indebtedness of any other party. We are not a party to off balance sheet financing arrangements except for operating leases which are disclosed in the “Commitments and Contingencies” section of our consolidated financial statements appearing elsewhere in this prospectus and the notes thereto. We have made certain advances and loans to related parties which are discussed in the “Related Party Transactions” section of this prospectus and in the consolidated financial statements appearing elsewhere in this prospectus and the notes thereto.

Quantitative and Qualitative Disclosures About Market Risk

Financial instruments which potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments, receivables and restricted investments.

We invest a substantial portion of our cash in the CADRE Affinity Fund and CADRE Reserve Fund (CADRE Funds), a portfolio of highly liquid money market securities. The CADRE Funds are a series of funds managed by the CADRE Institutional Investors Trust (Trust), a Delaware business trust registered as an open-end management investment fund. Our investments are managed by three professional portfolio managers operating under documented investment guidelines. Restricted investments are invested principally in certificates of deposit and treasury securities. Concentration of credit risk with respect to accounts receivable is limited due to payors consisting principally of the governments of each state in which our HMO subsidiaries operate.

As of December 31, 2003 we had cash and cash equivalents of $141.9 million, investments of $98.8 million and restricted investments of $2.0 million. The cash equivalents consist of highly liquid securities with original maturities of up to three months that are readily convertible into known amounts of cash. Our investments (all of which are classified as current assets) consist solely of investment grade debt securities with a maximum maturity of five years and an average duration of two years. The restricted investments consist of interest-bearing deposits required by the respective states in which we operate. These investments are subject to interest rate risk and will decrease in value if market rates increase. All non-restricted investments are maintained at fair market value on the balance sheet. We have the ability to hold these investments until maturity, and as a result, we would not expect the value of these investments to decline significantly as a result of a sudden change in market interest rates. Declines in interest rates over time will reduce our investment income.

Inflation

According to U.S. Bureau of Labor Statistics Data, the national health care cost inflation rate has exceeded the general inflation rate for the last four years. We use various strategies to mitigate the negative effects of health care cost inflation. Specifically, our health plans try to control medical and hospital costs through contracts with independent providers of health care services. Through these contracted providers, our health plans emphasize preventive health care and appropriate use of specialty and hospital services.

While we currently believe our strategies to mitigate health care cost inflation will continue to be successful, competitive pressures, new health care and pharmaceutical product introductions, demands from health care providers and customers, applicable regulations or other factors may affect our ability to control health care costs.

Compliance Costs

The Health Insurance Portability and Accounting Act of 1996, the federal law designed to protect health information, contemplates establishment of physical and electronic security requirements for safeguarding health information. The U.S. Department of Health and Human Services recently finalized regulations establishing security requirements for health information. Such requirements may lead to additional costs related to the implementation of additional systems and programs that we have not yet identified.

BUSINESS

Overview

We are a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. C. David Molina, M.D. founded our company in 1980 as a provider organization serving the Medicaid population through a network of primary care clinics in California. We recognized the growing need for more effective management and delivery of health care services to underserved Medicaid beneficiaries and became licensed as an HMO. We have grown over the past several years by taking advantage of attractive expansion opportunities. We established a Utah health plan in 1997, and later acquired health plans in Michigan and Washington. In July 2003, we completed our initial public offering of our common stock. As of December 31, 2003, we had approximately 564,000 members.

Our members have distinct social and medical needs and are characterized by their cultural, ethnic and linguistic diversity. From our inception, we have designed our company to work with government agencies to serve low-income populations. Our success has resulted from our expertise in working with government agencies, our extensive experience with meeting the needs of our members, our 24 years of owning and operating primary care clinics, our cultural and linguistic expertise and our focus on operational and administrative efficiency.

Our annual revenue has increased from $135.9 million in 1998 to $793.5 million in 2003. Over the same period, our net income grew from $2.6 million to $42.5 million due to our effective medical management programs and our ability to leverage fixed and administrative costs. In California, our largest market in terms of membership, we have been successful in an environment characterized by significant competition, heavy regulation and among the lowest state Medicaid expenditure rates per beneficiary in the U.S. In Washington, we have become the market leader while increasing profitability as a result of our strong provider network and efficient operations. In Michigan, we more than doubled our membership in 2003. We believe that our experience, administrative efficiency, proven ability to replicate a disciplined business model in new markets and ability to customize local provider contracts position us well for continued growth and success.

Recent Developments

On February 23, 2004, we signed a definitive agreement to acquire, by merger with our newly formed subsidiary, the capital stock of Health Care Horizons, Inc., which is the parent company of New Mexico-based Cimarron Health Plan, for approximately $69.0 million, subject to adjustments. Health Care Horizons, Inc. has approximately $6.9 million in outstanding bank debt. We intend to fund the acquisition through available cash and expect to close the transaction by the third quarter of 2004, subject to regulatory approvals, the approval of Health Care Horizons, Inc.’s shareholders and other closing conditions. Cimarron membership is comprised of approximately 66,000 Medicaid members and approximately 38,000 commercial members as of February 1, 2004. We expect to divest or transition the Cimarron commercial membership to focus on the Medicaid business. New Mexico is a new market for us. We estimate the acquisition will generate annualized Medicaid revenues in the range of $255.0 million to $265.0 million in 2004. We expect the acquisition to result in approximately $0.05 to $0.07 of accretion to our earnings per share for the second half of 2004, assuming closing on July 1, 2004, and $0.14 to $0.18 of accretion to our earnings per share on an annualized basis subsequent to completion of integration which we expect to occur during 2005.

On February 27, 2004, our Washington subsidiary signed a definitive agreement to acquire the Medicaid and Basic Health contracts of Premera Blue Cross of Washington for $18.0 million, subject to regulatory approvals. As of February 1, 2004, the contracts to be transferred covered approximately 66,000 Medicaid and Basic Health members. The Basic Health program is similar to Medicaid but receives no federal funding. We expect the acquisition to close in the third quarter of 2004. We believe the addition of these members at closing will give us approximately 45% of eligible Medicaid and Basic Health members in Washington. We expect the acquisition to result in approximately $0.10 to $0.12 of accretion to our earnings per share for the second half of 2004, assuming closing on July 1, 2004, and $0.20 to $0.25 of accretion to our earnings per share on an annualized basis.

Our Industry

Medicaid and SCHIP.    Medicaid provides health care coverage to low-income families and individuals. Each state establishes its own eligibility standards, benefit packages, payment rates and program administration within federal guidelines. The State Children’s Health Insurance Program is a matching program that provides health care coverage to children not otherwise covered by Medicaid or other insurance programs. States have the option of administering the State Children’s Health Insurance Program through their Medicaid programs.

The state and federal governments jointly finance Medicaid and the State Children’s Health Insurance Program through a matching program in which the federal government pays a percentage based on the average per capita income in each state. Typically, this percentage match is at least 50%. Federal payments for Medicaid have no set dollar ceiling and are only limited by the amount states are willing to spend. State and local governments pay the share of Medicaid costs not paid by the federal government.

Medicaid Managed Care.    The Medicaid members we serve generally come from diverse cultures and ethnicities. Many have had limited education and do not speak English. Lack of adequate transportation is common.

Under traditional Medicaid programs, health care services are made available to low-income individuals in an uncoordinated manner. These individuals typically have minimal access to preventive care such as immunizations and access to primary care physicians is limited. As a consequence, treatment is often postponed until medical conditions become more severe, leading to higher utilization of costly emergency room services. In addition, providers are paid on a fee-for-service basis and lack incentives to monitor utilization and control costs.

In an effort to provide improved, more uniform and more cost-effective care, most states have implemented Medicaid managed care programs. Such programs seek to improve access to coordinated health care services, including preventive care, and to control health care costs. Under Medicaid managed care programs, a health plan is paid a predetermined payment per enrollee for the covered health care services. The health plan, in turn, arranges for the provision of such services by contracting with a network of providers who are responsible for providing a comprehensive range of medical and hospital services. The health plan also monitors quality of care and implements preventive programs, thereby striving to improve access to care while more effectively controlling costs.

Over the past decade, the federal government has expanded the ability of state Medicaid agencies to explore, and, in many cases, mandate the use of managed care for Medicaid beneficiaries. If Medicaid managed care is not mandatory, individuals entitled to Medicaid may choose either the fee-for-service Medicaid program or a managed care plan, if available. All states in which we operate have mandated Medicaid managed care programs in place.

Our Approach

We focus on serving low-income families and individuals who receive health care benefits through government-sponsored programs. We believe we are well positioned to capitalize on the growth opportunities in our market. Our approach to managed care is based on the following key attributes:

Experience.    For 24 years we have focused on serving Medicaid beneficiaries as both a health plan and a provider through our clinics. In that time we have developed strong relationships with the constituents whom we serve—members, providers and government agencies. Our ability to deliver quality care, establish and maintain provider networks, and our administrative efficiency have allowed us to compete successfully for government contracts. We have a very strong track record of obtaining and renewing contracts and have developed significant expertise as a government contractor.

Administrative Efficiency.    We have centralized and standardized various functions and practices across all of our health plans to increase administrative efficiency. These include centralized claims processing and information services which operate on a single platform. We have standardized medical management programs, pharmacy benefits management contracts and health education. As a result, we believe our administrative efficiency is among the best in our industry. In addition, we have designed our administrative and operational infrastructure to be scalable for rapid and cost-effective expansion in new and existing markets.

Proven Expansion Capability.    We have successfully developed and then replicated our business model. This has included the acquisition of health plans, the development of new operations and the transition of members from other plans. The establishment of our health plan in Utah reflected our ability to replicate our business model in new states, while the acquisitions in Michigan and Washington demonstrated our ability to acquire and successfully integrate existing health plan operations. For example, since our acquisition in Washington on December 31, 1999, membership increased from approximately 60,000 members to approximately 183,000 members as of December 31, 2003 while profitability also improved. Our plan is now the largest Medicaid managed care plan in the state. In Utah, our health plan is the largest Medicaid managed care plan in the state with 45,000 members as of December 31, 2003. Our Michigan HMO added 49,000 members in 2003 primarily due to the successful integration of members acquired from competing multi-product health plans which exited the Medicaid market.

Flexible Care Delivery Systems.    Our systems for delivery of health care services are diverse and readily adaptable to different markets and changing conditions. We arrange health care services through contracts with providers that include our own clinics, independent physicians and medical groups, hospitals and ancillary providers. Our systems support multiple contracting models, such as fee-for-service, capitation, per diem, case rates and diagnostics related groups. Our provider network strategy is to contract with providers that are best suited, based on proximity, culture and experience, to provide services to a low-income population.

We operate 21 company-owned primary care clinics in California. Our clinics are profitable, requiring low capital expenditures and minimal start-up time. Our clinics serve an important role in providing certain communities with access to primary care and provide us with insights into physician practice patterns, first hand knowledge of the unique needs of our members, and a platform to pilot new programs.

Cultural and Linguistic Expertise.    National census data shows that the population is becoming increasingly diverse. We have a 24-year history of developing targeted health care programs for our culturally diverse membership and believe we are well-positioned to successfully serve these growing populations. We contract with a diverse network of community-oriented providers who have the capabilities to address the linguistic and cultural needs of our members. We have established cultural advisory committees in all of our major markets. Our full-time cultural anthropologist advises these cultural advisory committees. We educate employees and providers about the differing needs among our members. We develop member education material in a variety of media and languages and ensure that the literacy level is appropriate for our target audience. In addition, our website is accessible in six languages.

Proven Medical Management.    We believe our experience as a health care provider has helped us to improve medical outcomes for our members. We carefully monitor day-to-day medical management in order to provide appropriate care to our members and ensure an efficient delivery network. We have developed disease management and health education programs that address the particular health care needs of our members. We have established pharmacy management programs and policies that have allowed us to manage our pharmaceutical costs effectively. For example, our staff pharmacists educate our providers on the use of generic drugs rather than branded drugs. As a result, we believe our generic utilization rate is among the highest in our industry.

Our Strategy

Our objective is to be the leading managed care organization serving Medicaid and State Children’s Health Insurance Program members. To achieve this objective, we intend to:

Focus on serving low income families and individuals.    We believe the Medicaid population, characterized by low income and significant ethnic diversity, requires unique services to meet its health care needs. Our 24 years of experience in serving this community has provided us significant expertise in meeting the unique needs of our members. We will continue to focus on serving the beneficiaries of Medicaid and other government-sponsored programs, as our experience, infrastructure and health care programs position us to optimally serve this population.

Increase our membership.    We have grown our membership through a combination of acquisitions and internal growth. Increasing our membership provides the opportunity to grow and diversify our revenues, increase profits, enhance economies of scale and strengthen our relationships with providers and government agencies. We will seek to grow our membership by expanding within existing markets and entering new markets.

•	Expand within existing markets. We expect to grow in existing markets by expanding our service areas and provider networks, increasing awareness of the Molina brand name, maintaining positive provider relationships and integrating members from other health plans.

•	Enter new markets. We intend to enter new markets by acquiring existing businesses or building our own operations. We will focus our expansion on markets with strong provider dynamics, an attractive competitive landscape, significant size and mandated Medicaid managed care enrollment.

Manage medical costs.    We will continue to use our information systems, positive provider relationships and first-hand provider experience to further develop and utilize effective medical management and other programs that address the distinct needs of our members. While improving the efficacy of treatment, these programs facilitate the identification of our members with special or particularly high cost needs and help limit the cost of their treatment.

Leverage operational efficiencies.    Our centralized administrative infrastructure, flexible information systems and dedication to controlling administrative costs provide economies of scale. Our existing systems have significant expansion capacity, allowing us to integrate new members and expand quickly in new and existing markets.

Our Health Plans

Our health plans are located in California, Washington, Michigan and Utah. An overview of our health plans is outlined in the table below:

Summary of Health Plans as of December 31, 2003

State	Total Members	Percent of Total Members	LTM Operating Revenue (1)	Percent of LTM Revenue	Number of Contracts	Expiration Date
			(in thousands)
California	254,000	45.0%	$277,222	35.0%	5	Varies between June 30, 2004 and March 31, 2005
Washington	183,000	32.5%	$334,462	42.2%	2	December 31, 2004 and December 31, 2005
Michigan	82,000	14.5%	$90,674	11.5%	1	September 30, 2004
Utah	45,000	8.0%	$89,425	11.3%	2	June 30, 2004 and June 30, 2006

(1)	Includes premium and other operating revenue for the twelve months ended December 31, 2003.

Our contracts with state and local governments determine the type and scope of health care services that we arrange for our members. Generally, our contracts require us to arrange for preventive care, office visits, inpatient and outpatient hospital and medical services and limited pharmacy benefits. We are usually paid a negotiated amount per member per month, with the amount varying from contract to contract. We are also paid an additional amount for each newborn delivery in Washington and Michigan. Since July 1, 2002 our Utah health plan has been reimbursed by the state for all medical costs incurred by Medicaid members plus a 9% administrative fee. Our contracts in Washington and Michigan have higher monthly payments than in California, but require us to cover more services. In California, the state retains responsibility for certain high cost services, such as specified organ transplants and pediatric oncology cases. In general, either party may terminate our state contracts with or without cause upon 30 days to nine months prior written notice. In addition, most of these contracts contain renewal options that are exercisable by the state.

California.    Molina Healthcare of California has the third largest enrollment of Medicaid beneficiaries among non-governmental health plans in the state. We arrange health care services for our members either as a direct contractor to the state or through subcontracts with other health plans. Our plan serves counties with three of the largest Medicaid populations in California—Riverside, San Bernardino and Los Angeles Counties—as well as Sacramento and Yolo Counties.

Washington.    Molina Healthcare of Washington, Inc. is now the largest Medicaid managed health plan in the state, with 183,000 members at December 31, 2003. We serve members in 30 of the state’s 39 counties.

Michigan.    Membership of Molina Healthcare of Michigan grew to 82,000 members at December 31, 2003 from 33,000 members at December 31, 2002. Effective August 1, 2003 approximately 9,400 members were transferred to our Michigan HMO under the terms of an agreement with another health plan. Effective October 1, 2003 approximately 32,000 members were transferred to our Michigan HMO under the terms of an agreement with another health plan. Our Michigan HMO serves the metropolitan Detroit area, as well as over 30 other counties throughout Michigan.

Utah.    Molina Healthcare of Utah, Inc. is the largest Medicaid managed care health plan in Utah. We serve Salt Lake County as well as fourteen other counties that collectively contain over 80% of the population in the state. Effective July 1, 2003, our contract was amended to provide us a stop loss guarantee for all Medicaid members. Of the Utah HMO’s 45,000 members at December 31, 2003, approximately 38,000 are Medicaid members, with State Children’s Health Insurance Program members comprising the remainder. Under the terms of the amendment, the state of Utah agreed to pay us 100% of medical costs plus 9% of medical costs as an administrative fee for providing medical and utilization management services to Medicaid members. In addition, if the actual medical costs and administrative fee are less than a predetermined amount, we will receive all or a portion of the difference as additional revenue. The additional revenue we could receive is equal to the savings up to 5% of the predetermined amount plus 50% of the savings above 5% of that amount. For any members above 40,000, we have an executed memorandum of understanding with the state providing that the state will reimburse us for all medical costs associated with those members plus an administrative fee per member per month. Relative to the memorandum of understanding, there is no assurance we will enter into such a contract amendment or that its terms will be the same as the memorandum of understanding. Our Utah health plan is compensated for coverage offered to State Children’s Health Insurance Program members on a per member per month basis.

Provider Networks

We arrange health care services for our members through contracts with providers that include our own clinics, independent physicians and groups, hospitals and ancillary providers. Our strategy is to contract with providers in geographic areas, in specialties and with appropriate cultural and linguistic experience to meet the needs of our low-income members. We also strive to ensure that our providers have the appropriate cultural and linguistic experience and skills.

The following table shows the total approximate number of primary care physicians, specialists and hospitals participating in our network as of December 31, 2003, 2002 and 2001:

		California	Washington	Michigan	Utah	Total
Primary care physicians	2003	2,099	1,917	657	956	5,629
	2002	1,890	1,759	495	794	4,938
	2001	1,838	1,613	413	730	4,594

Specialists	2003	6,879	4,788	1,375	1,273	14,315
	2002	6,130	4,028	1,055	1,986	13,199
	2001	5,785	2,879	965	1,741	11,370

Hospitals	2003	112	80	37	19	248
	2002	97	73	38	15	223
	2001	101	72	37	15	225

Physicians.    We contract with primary care physicians, medical groups, specialists and independent practice associations. Primary care physicians provide office-based primary care services. Primary care physicians may be paid under capitation or fee-for-service contracts and may receive additional compensation by providing certain preventive services. Our specialists care for patients for a specific episode or condition upon referral from a primary care physician, and are usually compensated on a fee-for-service basis. Our most frequently utilized specialists are obstetricians/gynecologists, ear, nose and throat specialists, and orthopedic surgeons. When we contract with groups of physicians on a capitated basis, we monitor their solvency.

Primary Care Clinics.    We operate 21 company-owned primary care clinics in California staffed by physicians, physician assistants, and nurse practitioners. In 2003, the clinics had over 153,000 patient visits. These clinics are located in neighborhoods where our members reside, and provide us a first-hand opportunity to understand the special needs of our members. The clinics assist us in developing and implementing community education, disease management and other programs. The clinics also give us direct clinic management experience that enables us to better understand the needs of our contracted providers.

Hospitals.    We generally contract with hospitals that have significant experience dealing with the medical needs and administrative procedures of the Medicaid population. We reimburse hospitals under a variety of payment methods, including fee-for-service, per diems, diagnostic related groups and case rates.

Medical Management

Our experience in medical management extends back to our roots as a provider organization. Primary care physicians are the focal point of the delivery of health care to our members, providing routine and preventive care, coordinating referrals to specialists and assessing the need for hospital care. This model has proven to be an effective method for coordinating medical care for our members.

Disease Management.    We develop specialized disease management programs that address the particular health care needs of our members. “Motherhood Matters” is a comprehensive program designed to improve pregnancy outcomes and enhance member satisfaction. “Breathe with Ease” is a multidisciplinary disease management program that provides intensive health education resources and case management services to assist physicians caring for asthmatic members between the ages of three and 15. We anticipate that both of our programs will be fully implemented in all states in which we operate.

Educational Programs.    Educational programs are an important aspect of our approach to health care delivery. These programs are designed to increase awareness of various diseases, conditions and methods of prevention in a manner that supports our providers, while meeting the unique needs of our members. For example, we provide our members with a copy of What To Do When Your Child Is Sick. This book, available in Spanish, Vietnamese and English, is designed to educate parents on the use of primary care physicians, emergency rooms and nurse call centers.

Pharmacy Programs.    Our pharmacy management programs focus on physician education regarding appropriate medication utilization and encouraging the use of generic medications when available. Our pharmacists and medical directors work with our pharmacy benefits manager to maintain a formulary that promotes both improved patient care and generic drug use. We employ full-time pharmacists and pharmacy technicians who work with physicians to educate them on the uses of specific drugs, the implementation of best practices and the importance of cost-effective care. This has resulted in a 99% generic utilization rate when a generic alternative is available in our drug formulary, while at the same time enhancing our quality of care.

Plan Administration and Operations

Management Information Systems.    All of our health plan information technology and systems operate on a single platform. This approach avoids the costs associated with maintaining multiple systems, improves productivity and enables medical directors to compare costs, identify trends and exchange best practices among our plans. Our single platform also facilitates our compliance with current and future regulatory requirements.

The software we use is based on client-server technology and is highly scalable. The software is flexible, easy to use and readily allows us to accommodate enrollment growth and new contracts. The open architecture of the system gives us the ability to transfer data from other systems without the need to write a significant amount of computer code, thereby facilitating rapid and efficient integration of new plans and acquisitions.

Best Practices.    We continuously seek to promote best practices. Our approach to quality is broad, encompassing traditional medical management and the improvement of our internal operations. We have staff assigned full-time to the development and implementation of a uniform, efficient and quality-based medical care delivery model for our health plans. These employees coordinate and implement company-wide programs and strategic initiatives such as preparation of the Health Plan Employer Data and Information Set, or HEDIS, and accreditation by the National Committee on Quality Assurance, or NCQA. We use measures established by the NCQA in credentialing the physicians in our network. We routinely use peer review to assess the quality of care rendered by providers.

Claims Processing.    We pay at least 90% of properly billed claims within 30 days. Claims received electronically can be imported directly into the claims system, and many can be adjudicated automatically, thus eliminating the need for manual intervention. Most physician claims that are received in hard copy are scanned into electronic format and are processed by the claims system automatically. Our California headquarters is a central processing center for all of our health plan claims.

Compliance.    Our health plans have established high standards of ethical conduct for operations. Our compliance programs are modeled after the compliance guidance statements published by the Office of the Inspector General of the U.S. Department of Health and Human Services. Our uniform approach to compliance makes it easier for the health plans to share information and practices and reduces the potential for compliance errors and any associated liability.

Competition

The Medicaid managed care industry is fragmented. We compete with a large number of national, regional and local Medicaid service providers. Below is a general description of our principal competitors for state contracts, members and providers:

•	Multi-Product Managed Care Organizations—National and regional managed care organizations that have Medicaid members in addition to members in Medicare and private commercial plans.

•	Medicaid HMOs—Managed care organizations that focus principally on providing health care services to Medicaid beneficiaries, many of which operate in only one city or state.

•	Prepaid Health Plans—Health plans that provide less comprehensive services on an at-risk basis or that provide benefit packages on a non-risk basis.

•	Primary Care Case Management Programs—Programs established by the states through contracts with primary care providers to provide primary care services to Medicaid beneficiaries, as well as provide limited oversight of other services.

We will continue to face varying levels of competition. Health care reform proposals may cause organizations to enter or exit the market for government sponsored health programs. However, the licensing requirements and bidding and contracting procedures in some states present barriers to entry into our industry.

We compete for contracts, renewals of contracts, members and providers. Governments consider many factors in awarding contracts to health plans. Among such factors are the plan’s provider network, medical management, degree of member satisfaction, timeliness of claims payment and financial resources. Potential members typically choose a health plan based on a specific provider being a part of the network, the quality of care and services offered, accessibility of services and reputation or name recognition of the health plan. We believe factors that providers consider in deciding whether to contract with a health plan include potential member volume, payment methods, timeliness and accuracy of claims payment and administrative service capabilities.

Regulation

Our health care operations are regulated by both state and federal government agencies. Regulation of managed care products and health care services is an evolving area of law that varies from jurisdiction to jurisdiction. Regulatory agencies generally have discretion to issue regulations and interpret and enforce laws and rules. Changes in applicable laws and rules occur frequently.

In order to operate a health plan, we must apply for and obtain a certificate of authority or license from the state. Our health plans are licensed to operate as HMOs in California, Washington, Michigan and Utah. In those jurisdictions, we are regulated by the agency with responsibility for the oversight of HMOs. In most cases that agency is the state department of insurance. In California that agency is the Department of Managed Health Care. Licensing requirements are the same for us as they are for health plans serving commercial or Medicare members. We must demonstrate that our provider network is adequate, that our quality and utilization management processes comply with state requirements, and that we have adequate procedures in place for responding to member and provider complaints and grievances. We must also demonstrate that we can meet the requirements for the timely processing of provider claims, and that we can collect and analyze the information needed to manage our quality improvement activities. In addition, we must prove that we have the financial resources necessary to pay our anticipated medical care expenses and the infrastructure needed to account for our costs.

Each of our health plans is required to report quarterly on its performance to the appropriate state regulatory agencies. They also undergo periodic examinations and reviews by the states. The health plans generally must obtain approval from the state before declaring dividends in excess of certain thresholds. Each health plan must maintain its a net worth at an amount determined by statute or regulation. Any acquisition of another plan’s members must also be approved by the state, and our ability to invest in certain financial securities may be proscribed by statute.

In addition, we are also regulated by each state’s department of health services, or equivalent agency charged with oversight of the Medicaid and the State Children’s Health Insurance Programs. These agencies typically require demonstration of the same capabilities mentioned above and perform periodic audits of performance, usually annually.

Medicaid.    Medicaid was established under the U.S. Social Security Act to provide medical assistance to the poor. Although both the state and federal governments fund it, Medicaid is a state-operated and implemented program. Our contracts with the state Medicaid programs place additional requirements on us. Within broad guidelines established by the federal government, each state:

•	establishes its own eligibility standards,

•	determines the type, amount, duration and scope of services,

•	sets the rate of payment for services, and

•	administers its own program.

We obtain our Medicaid contracts in different ways. Some states, such as Washington, award contracts to any applicant that can demonstrate it meets the state’s requirements. Others, such as California, engage in a competitive bidding process. In either case, we must demonstrate to the satisfaction of the state Medicaid program that we are able to meet the state’s operational and financial requirements. These requirements are in addition to those required for a license and are targeted to the specific needs of the Medicaid population. For example:

•	we must measure provider access and availability in terms of the time needed to reach the doctor’s office using public transportation,

•	our quality improvement programs must emphasize member education and outreach and include measures designed to promote utilization of preventive services,

•	we must have linkages with schools, city or county health departments, and other community-based providers of health care, in order to demonstrate our ability to coordinate all of the sources from which our members may receive care,

•	we must have the capability to meet the needs of the disabled and others with “special needs,”

•	our providers and member service representatives must be able to communicate with members who do not speak English or who are deaf, and

•	our member handbook, newsletters and other communications must be written at the prescribed reading level, and must be available in languages other than English.

In addition, we must demonstrate that we have the systems required to process enrollment information, to report on care and services provided, and to process claims for payment in a timely fashion. We must also have the financial resources needed to protect the state, our providers and our members against any risk of our insolvency.

Once awarded, our contracts generally have terms of one to six years, with renewal options at the discretion of the states. Our health plans are subject to periodic reporting and comprehensive quality assurance evaluations. We submit periodic utilization reports and other information to the state or county Medicaid program of our operations. We are not permitted to enroll members directly, and are permitted to market only in accordance with strict guidelines.

HIPAA.    In 1996, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA. All health plans are subject to HIPAA, including ours. HIPAA generally requires health plans to:

•	establish the capability to receive and transmit electronically certain administrative health care transactions, like claims payments, in a standardized format,

•	afford privacy to patient health information, and

•	protect the privacy of patient health information through physical and electronic security measures.

The Federal Centers for Medicare and Medicaid Services are still working to adopt final regulations to fully implement HIPPA. We expect to achieve compliance with HIPAA by the applicable deadlines. However, given the complexity of HIPPA, the recent adoption of some final regulations, the need to adopt additional final regulations, the possibility that the regulations may change and may be subject to changing, and perhaps conflicting, interpretation, our ability to comply with all of the HIPAA requirements is uncertain and the cost of compliance not yet determined.

Fraud and Abuse Laws.    Federal and state governments have made investigating and prosecuting health care fraud and abuse a priority. Fraud and abuse prohibitions encompass a wide range of activities, including kickbacks for referral of members, billing for unnecessary medical services, improper marketing and violation of patient privacy rights. Companies involved in public health care programs such as Medicaid are often the subject of fraud and abuse investigations. The regulations and contractual requirements applicable to participants in these public-sector programs are complex and subject to change. Although we believe that our compliance efforts are adequate, ongoing vigorous law enforcement and the highly technical regulatory scheme mean that our compliance efforts in this area will continue to require significant resources.

Properties

We lease a total of 34 facilities, including 21 medical clinics in California. We own a 32,000 square foot office building in Long Beach, California, which serves as our corporate headquarters.

Employees

As of December 31, 2003, we had approximately 893 full-time employees, including physicians, nurses, and administrators. Our employee base is multicultural and reflects the diverse member base we serve. We believe we have good relations with our employees. None of our employees are represented by a union.

Legal Proceedings

We are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. These actions, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

Our executive officers, key employees and directors, and their ages and positions are as follows:

Name	Age	Position
J. Mario Molina, M.D.	45	President & Chief Executive Officer; Chairman of the Board

John C. Molina, J.D.	39	Executive Vice President, Financial Affairs, Chief Financial Officer & Treasurer; Director

George S. Goldstein, Ph.D.	62	Executive Vice President, Health Plan Operations; Chief Operating Officer; Director

Mark L. Andrews, Esq.	46	Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary

M. Martha Bernadett, M.D.	40	Executive Vice President, Development

Harvey A. Fein	57	Vice President, Financial Affairs

Joseph W. White, CPA	45	Vice President, Accounting

Richard A. Helmer, M.D.	54	Vice President & Chief Medical Officer

David W. Erickson	49	Vice President, Information Services & Chief Information Officer

Ronna Romney (2)(3)	60	Director

Ronald Lossett, CPA, D.B.A. (1)(3)	62	Director

Charles Z. Fedak, CPA (1)(2)(3)	52	Director

Sally K. Richardson (1)(2)	71	Director

(1)	Member of the Compensation Committee.
(2)	Member of the Corporate Governance and Nominating Committee.
(3)	Member of the Audit Committee.

J. Mario Molina, M.D. has served as our President and Chief Executive Officer since succeeding his father and company founder, Dr. C. David Molina, in 1996. He has also served as our Chairman of the Board since 1996. Prior to that, he served as Medical Director from 1991 through 1994 and was our Vice President responsible for provider contracting and relation member services, market and quality assurance from 1994 to 1996. Dr. Molina presently serves as a member of the Financial Solvency Standards Board (which is an advisory committee to the California State Department of Managed Health Care), and is a member of the board of the California Association of Health Plans. He earned an M.D. from the University of Southern California and performed his medical internship and residency at the Johns Hopkins Hospital. Dr. Molina is the brother of John C. Molina and M. Martha Bernadett, M.D.

John C. Molina, J.D. has served as our Executive Vice President, Financial Affairs since 1995, our Treasurer since 2002 and our Chief Financial Officer since 2003. He also has served as a director since 1994. Mr. Molina has been employed by us for 24 years in a variety of positions. Mr. Molina is a past president of the California Association of Primary Care Case Management Plans. He earned a J.D. from the University of Southern California School of Law. Mr. Molina is the brother of J. Mario Molina, M.D. and M. Martha Bernadett, M.D.

George S. Goldstein, Ph.D. has served as our Executive Vice President, Health Plan Operations and Chief Operating Officer since 1999 and has served as a director since 1998. Dr. Goldstein served as the Chief

Executive Officer of Molina Healthcare of California from 1999 to 2003. Before joining us, Dr. Goldstein served as Chief Executive Officer of United Health Care Corporation of Southern California and Nevada from 1996 to 1998. Dr. Goldstein also served as Senior Vice President of State Programs for Foundation Health Services, Inc. from 1993 to 1996. In Colorado and New Mexico, he held cabinet positions under three governors from 1975 to 1985, and was responsible for the Medicaid, public health, mental health and environmental programs. He earned a Ph.D. in Experimental Psychology from Colorado State University.

Mark L. Andrews, Esq. has served as our Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary since 1998. He also has served as a member of the Executive Committee of our executive officers since 1998. Before joining us, Mr. Andrews was a partner at Wilke, Fleury, Hoffelt, Gould & Birney of Sacramento, California from 1984 through 1997, where he chaired that firm’s health care and employment law groups and represented us as outside counsel from 1994 through 1997. He earned a J.D. from Hastings College of the Law.

M. Martha Bernadett, M.D. has served as Executive Vice President, Development since 2002. From 1992-1994 she worked as a staff physician in family practice, from 1994-1996 she served as Associate Medical Director, from 1996-1999 she served as Vice President responsible for provider contracting and relations, network development, provider information, process improvement, credentialing and facility site review. Since 1999 she has served as Vice President and General Manager of the staff model operations of Molina Healthcare of California. Dr. Bernadett currently serves on the California Health Manpower Policy Commission and is the Principal Investigator on a grant from The Robert Wood Johnson Foundation to improve healthcare access for Latinos. She earned an M.D. from the University of California, Irvine and an M.B.A. from Pepperdine University. Dr. Bernadett is the sister of J. Mario Molina, M.D. and John C. Molina.

Harvey A. Fein has served as our Vice President, Financial Affairs, since 1995. Mr. Fein was Director of Corporate Finance at Blue Cross of California—WellPoint Health Networks, Inc. from 1990 to 1994. He earned an M.B.A. from the University of Wisconsin.

Joseph W. White, CPA has served as our Vice President, Accounting since June 2003. Prior to joining us, Mr. White served as the Chief Financial Officer and Controller of Maxicare Health Plans, Inc. since 2001. He was Maxicare’s Director of Financial Accounting and Reporting from 1995 to 2000 and held various financial positions with Maxicare since 1987. Mr. White earned an M.B.A. from the University of Virginia. Mr. White is a certified public accountant.

Richard A. Helmer, M.D. has served as our Vice President and Chief Medical Director since 2000. Dr. Helmer was an independent consultant from 1998 to 2000. He served as a medical director with FHP, Inc. from 1994 to 1998, and as a medical director for TakeCare, Inc. (the predecessor to FHP, Inc.) from 1992 to 1994.

David W. Erickson has served as our Vice President, Information Services and our Chief Information Officer since 1999. Prior to joining us, Mr. Erickson served as the Vice President and Chief Information Officer for United Health Care from 1997 to 1999, where he was responsible for information services for eight western states that cared for 3.5 million members.

Ronna Romney has served as a director since 1999 and also served as a director of our Michigan health plan from 1999 to 2003. She has served as a director for Park-Ohio Holding Corporation, a publicly-traded logistics company, from 1999 to the present. Ms. Romney was a candidate for the United States Senate in 1996. She has published two books. From 1989 to 1993 she served as Chairperson of the President’s Commission on White House Fellowships. From 1984 to 1992, Ms. Romney served as the Republican National Committeewoman for the state of Michigan, and from 1982 to 1985, she served as Commissioner of the Presidents’ National Advisory Council on Adult Education.

Ronald Lossett, CPA, D.B.A. has served as a director since 2002. Mr. Lossett served as a director of our California health plan from 1997 to 2002. He was President and Chief Executive Officer of EPIC, L.P., a physician practice management company, until his retirement in 2000 and was Chairman of the Board of Pacific Physician Services, Inc. and Chief Executive Officer prior to its merger with MedPartners, Inc. in 1996. Mr. Lossett is a certified public accountant.

Charles Z. Fedak, CPA has served as a director since 2002. Mr. Fedak founded Charles Z. Fedak & Co., Certified Public Accountants, in 1981. He was previously employed by KPMG Peat Marwick (formerly KPMG Main Hurdman) from 1975 to 1980. Mr. Fedak is a certified public accountant.

Sally K. Richardson has served as our director since 2003. Since 1999, Ms. Richardson has served as the Executive Director of the Institute for Health Policy Research and as Associate Vice President for the Health Services Center of West Virginia University. From 1997 to 1999, she served as the Director of the Center for Medicaid and State Operations, Health Care Financing Administration, U.S. Department of Health and Human Services. Ms. Richardson served as a member of the White House Health Care Reform Task Force in 1993. She currently serves on the National Advisory Committee on Rural Health, U.S. Department of Health and Human Resources, and the Policy Council, National Office of March of Dimes.

Board of Directors

We have a seven member board of directors, four of whom are independent directors. Ronna Romney is the lead independent director.

Board Committees

We have established an audit committee, a compensation committee and a corporate governance and nominating committee, each composed entirely of independent directors. The audit committee reviews our internal accounting procedures and reports to the board of directors with respect to other auditing and accounting matters, including the selection of our independent auditors, the scope of annual audits, fees and the performance of our independent auditors. The audit committee consists of Charles Z. Fedak, Ronna Romney and Ronald Lossett, the chair of the committee. Our board of directors has determined that Mr. Lossett, one of our independent directors, is the audit committee financial expert. The compensation committee reviews and recommends to the board of directors the salaries, benefits and stock option grants for our executive officers. The compensation committee also administers our stock option and other employee benefit plans. The compensation committee consists of Ms. Richardson, Mr. Lossett and Mr. Fedak, the chair of the committee. The corporate governance and nominating committee develops and oversees corporate governance processes and nominates candidates for election to the board of directors. The corporate governance and nominating committee consists of Ms. Richardson, Mr. Fedak and Ms. Romney, the chair of the committee.

Classes of Directors

Our board of directors is divided into three classes. Mr. Molina, Mr. Fedak and Ms. Richardson serve as Class II directors, whose terms expire at the 2004 annual meeting of stockholders. Dr. Molina and Ms. Romney serve as Class III directors, whose terms expire at the 2005 annual meeting of stockholders. Mr. Lossett and Dr. Goldstein serve as Class I directors, whose terms expire at the 2006 annual meeting of stockholders. At each of our annual stockholders’ meetings, the successors to the directors whose terms will then expire will be elected to serve until the third annual stockholders’ meeting after their election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. These provisions, when taken in conjunction with other provisions of our certificate of incorporation authorizing the board of directors to fill vacant directorships, may delay a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies with its own nominees.

Agreements with Employees

We have entered into employment agreements with our Chief Executive Officer, J. Mario Molina, M.D., our Executive Vice President, Financial Affairs, Chief Financial Officer and Treasurer, John C. Molina, J.D., our Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary, Mark L. Andrews, our Executive Vice President, Health Plan Operations and Chief Operating Officer, George S. Goldstein, Ph.D., and our Executive Vice President, Development, M. Martha Bernadett, M.D.

The agreements each have an initial term with automatic one year extensions. The agreement with Dr. Molina has an initial term of three years which began on January 1, 2002, a base annual salary of $500,000 and a discretionary annual bonus of up to the lesser of $500,000 or 1% of our earnings before interest, taxes, depreciation and amortization for such year. The agreement with John C. Molina has an initial term of two years which began on January 1, 2002, a base annual salary of $400,000 and a discretionary annual bonus of up to 50% of his base annual salary. The agreement with Mark L. Andrews has an initial term of three years which began on December 1, 2001, a base annual salary of $323,400 and a discretionary annual bonus of up to 40% of his base annual salary. The agreement with Dr. Goldstein has an initial term of three years which began on December 1, 2001, a base annual salary of $358,400 and a discretionary bonus of up to 45% of his base annual salary. The agreement with Dr. Bernadett has an initial term of one year which began on January 1, 2002, a base annual salary of $300,000 and a discretionary bonus of up to 33% of her base annual salary. Each of the base annual salaries is subject to review and increase at least annually.

These agreements provide for their continued employment for a period of two years following the occurrence of a change of control (as defined below) of our ownership. Under these agreements, each executive’s terms and conditions of employment, including his rate of base salary, bonus opportunity, benefits and his title, position, duties and responsibilities, are not to be modified in a manner adverse to the executive following the change of control. If an eligible executive’s employment is terminated by us without cause (as defined below) or is terminated by the executive for good reason (as defined below) within two years of a change of control, we will provide the executive with two times the executive’s annual base salary and target bonus for the year of termination, full vesting of Section 401(k) employer contributions and stock options, and continued retirement, deferred compensation, health and welfare benefits for the earlier of three years or the date the executive receives substantially similar benefits from another employer. Additionally, if the executive’s employment is terminated by us without cause or the executive resigns for good reason before a change of control, the executive will be entitled to receive one year’s base salary, the target bonus for the year of the employment termination, full vesting of Section 401(k) employer contributions and stock options and continued retirement, deferred compensation, health and welfare benefits for the earlier of eighteen months or the date the executive receives substantially similar benefits from another employer. Payment of severance benefits is contingent upon the executive signing a release agreement waiving claims against us.

The agreements also ensure that an executive who receives severance benefits—whether or not in connection with a change in control—will also receive various benefits and payments otherwise earned by or owing to the executive for his prior service. Such an executive will receive a pro-rata target bonus for the year of his employment termination and payment of all accrued benefit obligations. We will also make additional payments to any eligible executive who incurs any excise taxes pursuant to the golden parachute provisions of the Internal Revenue Code in respect of the benefits and other payments provided under the agreement or otherwise on account of the change of control. The additional payments will be in an amount such that, after taking into account all applicable federal, state and local taxes applicable to such additional payments, the executive is able to retain from such additional payments an amount equal to the excise taxes that are imposed without regard to these additional payments.

A change of control generally means a merger or other change in corporate structure after which the majority of our stockholders are no longer stockholders, a sale of substantially all of our assets or our approved dissolution or liquidation. Cause is generally defined as the occurrence of one or more acts of unlawful actions involving moral turpitude or gross negligence or willful failure to perform duties or intentional breach of obligations under the employment. Good reason generally means the occurrence of one or more events that have an adverse effect on the executive’s terms and conditions of employment, including any reduction in the executive’s base salary, a material reduction of the executive’s benefits or substantial diminution of the executive’s incentive awards or fringe benefits, a material adverse change in the executive’s position, duties, reporting relationship, responsibilities or status with us, the relocation of the executive’s principal place of employment to a location more than 50 miles away from his prior place of employment or an uncured breach of the employment agreement. However, no reduction of salary or benefits will be good reason if the reduction applies to all executives proportionately.

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 640,000 shares and a related put option held by Dr. Goldstein. The put option permitted Dr. Goldstein to require us to purchase the 640,000 shares of stock underlying his options at their fair market value based on a methodology set forth in a previous employment agreement. These options were settled through a cash payment of $7,660,000 determined based on the negotiated fair value per share in excess of the exercise price of the 640,000 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $6,880,000.

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 95,200 shares held by Mr. Andrews through a cash payment of $1,023,400. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 95,200 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $915,500.

Except as discussed above, there are no other equity instruments issued by us whereby holders have a put right to require us to repurchase their shares at their election. In addition, we do not anticipate additional purchases of vested options or shares from other holders.

Compensation of Directors

We pay each non-employee director an annual retainer of $35,000. We also pay an additional annual retainer of $7,500 to the chair of the audit committee, $5,000 to each audit committee member and $2,500 to each of the chairs of the other committees. We pay each non-employee director $1,200 for each board and committee meeting attended in person; provided, however, audit committee members receive $2,400 for each audit committee meeting. Non-employee directors receive $600 for participation in telephonic meetings. Each non-employee director shall receive annually an option to purchase 4,000 shares of common stock, vested immediately, with an exercise price equal to fair market value at the time of grant. In addition, each non-employee director received an option to purchase 10,000 shares of common stock, that fully vested upon the closing of our initial public offering, with an exercise price equal to fair market value at the time of grant, or $16.98 per share. Additionally, each non-employee director purchased shares in our initial public offering under our directed share program. We also pay certain expenses incurred by the directors.

We may, in our discretion, grant additional stock options and other equity awards to our non-employee directors from time to time under the 2002 Equity Incentive Plan, which is summarized below. The board may also decide to have automatic annual option grants under the 2002 Equity Incentive Plan.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

The following summary compensation table sets forth information concerning compensation earned in fiscal years 2003, 2002 and 2001 by individuals who served as our Chief Executive Officer and the remaining four most highly compensated executive officers as of December 31, 2003 and 2002. We refer to these executives collectively as our named executive officers.

		Annual Compensation			Long-Term Compensation Awards
Name And Principal Position		Salary ($)	Bonus ($)	Other Annual Compensation ($) (1)	Securities Underlying Options (#) (2)	Securities Underlying Options ($) (3)	All Other Compensation ($) (4)
J. Mario Molina, M.D.	2003	$567,308	—	—	—	—	$9,566	(5)
Chief Executive Officer, President, and Chairman	2002 2001	567,308 400,000	$500,000 250,000	$4,200 7,200	— —	— —	7,430 7,100	(5) (5)

John C. Molina, J.D.	2003	453,846	—	—	—	—	8,378	(6)
Executive Vice President, Financial Affairs, Chief Financial Officer, Treasurer and Director	2002 2001	453,846 250,272	278,592 175,000	4,200 7,200	— —	— —	7,013 7,013	(6) (6)

George S. Goldstein, Ph.D.	2003	453,846	—	—	—	—	10,447	(7)
Executive Vice President, Health Plan Operations, Chief Operating Officer and Director	2002 2001	406,646 327,691	160,973 116,969	8,450 7,300	— 160,000	— 1,206,240	9,176 8,647	(7) (7)

Mark L. Andrews, Esq.	2003	366,935	—	—	—	—	8,954	(8)
Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary	2002 2001	362,169 287,290	129,336 80,400	4,550 7,250	— 72,000	— 542,808	7,277 7,037	(8) (8)

M. Martha Bernadett, M.D.	2003	340,385	—	—	—	—	8,510	(9)
Executive Vice President, Development	2002 2001	318,802 232,863	99,000 128,723	6,900 6,900	— —	— —	6,960 6,960	(9) (9)

(1)	Auto allowances.
(2)	Options granted to each named executive officer during 2003, 2002 and 2001 to purchase the Company’s common shares.
(3)	Estimated fair value of the options on the date of grant.
(4)	All other compensation includes employer matching contributions under the Company’s 401(k) plan and the portion of premiums on life insurance benefits in excess of $50,000.
(5)	401(k) contributions of $8,000, $6,800 and $6,800 in 2003, 2002 and 2001, respectively, and insurance premiums of $1,566, $630 and $300 in 2003, 2002 and 2001, respectively.
(6)	401(k) contributions of $8,000, $6,800 and $6,800 in 2003, 2002 and 2001, respectively, and insurance premiums of $378, $213 and $213 in 2003, 2002 and 2001, respectively.
(7)	401(k) contributions of $8,000, $6,800 and $6,800 in 2003, 2002 and 2001, respectively, and insurance premiums of $2,447, $2,376 and $1,847 in 2003, 2002 and 2001, respectively.
(8)	401(k) contributions of $8,000, $6,800 and $6,800 in 2003, 2002 and 2001, respectively, and insurance premiums of $954, $477 and $237 in 2003, 2002 and 2001, respectively.
(9)	401(k) contributions of $8,000, $6,800 and $6,800 in 2003, 2002 and 2001, respectively, and insurance premiums of $510, $160 and $160 in 2003, 2002 and 2001, respectively.

Option Grants In Last Fiscal Year.    We did not grant any stock options during the fiscal year ended December 31, 2003 to our named executive officers.

Year-End Option Exercise and Option Value Table. The following table sets forth information concerning the number and value of unexercised options to purchase common stock held by the named executive officers. The values of the unexercised in-the-money options have been calculated on the basis of the closing price of our common stock on the New York Stock Exchange on December 31, 2003.

Aggregated Option Exercises in Fiscal Year Ended December 31, 2003

And Fiscal Year-End Option Values

	Number of Shares Acquired in Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-The-Money Options at Fiscal Year-End
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
J. Mario Molina, M.D.	—	$—	—	—	$—	$—
John C. Molina, J.D.	—	—	—	—	—	—
George S. Goldstein, Ph.D.	—	—	160,000	—	3,316,800	—
Mark L. Andrews, Esq.	12,000	277,200	164,800	—	3,648,304	—
M. Martha Bernadett, M.D.	—	—	—	—	—	—

STOCK PLANS

2002 Equity Incentive Plan

The 2002 Equity Incentive Plan permits us to grant incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), non-qualified stock options, restricted stock, performance shares and stock bonus awards to our officers, employees, directors, consultants, advisors and other service providers effective as of the offering date. The Equity Incentive Plan currently allows for the issuance of 2,272,140 shares of common stock, with a maximum of 600,000 of those shares eligible for issuance as restricted stock, performance shares and stock bonus awards. Upon each January 1st, the number of shares issuable under the Equity Incentive Plan will automatically increase by the lesser of 400,000 shares or 2% of our issued and outstanding capital stock on a fully-diluted basis, unless our board of directors otherwise determines to provide a smaller increase. 546,640 shares reserved for issuance under the Omnibus Stock and Incentive Plan for Molina Healthcare, Inc. (as described below) that were not needed for outstanding options granted under that plan are included in the shares reserved for the 2002 Equity Incentive Plan.

Our compensation committee administers the Equity Incentive Plan. Subject to the provisions of the Equity Incentive Plan, the compensation committee may select the individuals eligible to receive awards, determine the terms and conditions of the awards granted (including the number of shares or options to be awarded and the purchase price or exercise price, as the case may be), accelerate the vesting schedule of any award and generally administer and interpret the plan.

We intend to comply with the deductibility restrictions under Section 162(m) of the Internal Revenue Code of 1986, as amended. Stock option grants to our named executive officers after the end of the so-called reliance period for transition to public company status under United States Treasury regulations will have an exercise price at least equal to our common stock’s then fair market value, and the number of shares that may be subject to equity awards made during any one calendar year to a named executive officer shall not exceed 600,000.

Options are typically subject to vesting schedules, terminate ten years from the date of grant (five years in the case of incentive stock options granted to employees holding 10% or more of the voting power of Molina Healthcare, Inc., including any subsidiary corporations) and may be exercised for specified periods after the grantee terminates employment or other service relationship with us. The vesting date and service requirements of each award are determined by the compensation committee. The compensation committee may place additional conditions on equity awards such as the achievement of performance goals or objectives in a grant document.

Upon the exercise of options, the option exercise price must be paid in full either (i) in cash or by certified or bank check or other instrument acceptable to the compensation committee, or (ii) so long as it would not result in a financial charge against our earnings, by delivery of shares of common stock owned by the optionee for at least six months with a fair market value equal to the option exercise price or by a broker-assisted cashless exercise.

Restricted stock and performance shares may not be sold, assigned, transferred or pledged except as specifically provided in the grant document. If a restricted stock or performance share award recipient terminates employment or other services relationship with us or other events specified in the grant document occur, we have the right to repurchase some or all of the shares of stock subject to the award at the exercise price of such stock.

In the event of a change in control, the stock option agreements may provide for immediate accelerated vesting of any unvested shares as if the employee continued employment for another twelve months with additional accelerated vesting of any remaining unvested shares upon termination of the optionholder’s employment without cause or resignation by the optionholder for good reason within a year of the change in control. Notwithstanding the foregoing, we may require all outstanding awards to be exercised before the change in control, terminate each outstanding award in exchange for a payment of cash and/or securities to the extent that such awards are vested, or terminate each outstanding award for no consideration to the extent that awards are unvested.

2000 Omnibus Stock and Incentive Plan

We have frozen any further grants of stock based compensation under the 2000 Omnibus Stock and Incentive Plan. As of March 12, 2004, stock options to purchase a total of 668,320 shares at a weighted average exercise price of $4.95 per share were outstanding under the Plan. All such options are fully vested.

2002 Employee Stock Purchase Plan

Our 2002 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders in July 2002. The 2002 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and is administered by our compensation committee.

Up to 606,000 shares of common stock may be issued under the Employee Stock Purchase Plan, 80,130 of which have been issued as of the effective date of this offering. Upon each January 1st, the number of shares issuable under the Employee Stock Purchase Plan will automatically increase by the lesser of 1% or 6,000 shares of our issued and outstanding capital stock on a fully-diluted basis.

Offerings under the Employee Stock Purchase Plan will begin on each January 1 and July 1 and will have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period will be eligible to participate in the Employee Stock Purchase Plan. Any employee who first becomes eligible during an offering or is hired during an offering and otherwise meets the eligibility requirements will be eligible to participate in the offering on the first day of the offering period after the employee satisfies the eligibility requirements. An employee who owns or is deemed to own shares of stock representing in excess of 5% of the combined voting power of all classes of our stock (including the stock of any parent or subsidiary corporation) will not be eligible to participate in the Employee Stock Purchase Plan.

During each offering, an employee may purchase shares under the Employee Stock Purchase Plan by authorizing payroll deductions of up to 15% of his or her compensation during the offering period. Unless the employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of each offering period at a price equal to 85% of the fair market value of the common stock on the first day of the offering period or, if later, the date on which the participant first begins participating in the offering or, or the last day of the offering period, whichever is lower. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock (as measured by the fair market value of the shares acquired) in any calendar year.

In the event of a change in control, we will accelerate the purchase date of the then current purchase period to a date immediately prior to the change in control, unless the acquiring or successor corporation assumes or replaces the purchase rights outstanding under the Employee Stock Purchase Plan. In the event of a proposed dissolution or liquidation of the Company, the current offering period will terminate immediately prior to the consummation of such event and we may either accelerate the purchase date of such purchase period to a date immediately prior to such event or return all accumulated payroll deductions to each participant, without interest.

401(k) Plan

We have established a 401(k) plan for our employees that is intended to be qualified under Section 401(k) of the Internal Revenue Code. Eligible employees are permitted to contribute to the 401(k) plan through payroll deduction within statutory and plan limits. The Company matches up to the first 4% of compensation contributed by employees.

Limitation of Liability of Directors and Indemnification of Directors and Officers

As permitted by the Delaware General Corporation Law, or DGCL, our certificate of incorporation provides that our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as it now exists or as it may be amended. As of the date of this prospectus, the DGCL permits limitations of liability for a director’s breach of fiduciary duty other than liability (i) for any breach of the director’s duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. Our bylaws provide that directors and officers shall be, and in the discretion of our board of directors, non-officer employees may be, indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on our behalf. The bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders or otherwise. We also have directors’ and officers’ insurance against certain liabilities. This provision does not alter a director’s liability under the federal securities laws or to parties other than the Company or our stockholders and does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons as described above, we have been advised that in the opinion of the Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors, executive officers and certain key officers. The indemnification agreement provides that the director or officer will be indemnified to the fullest extent not prohibited by law for claims arising in such person’s capacity as a director or officer. We believe that these agreements are necessary to attract and retain skilled management with experience relevant to our industry. In addition, our obligations under the indemnification agreements with our independent directors are guaranteed up to a maximum of $22.5 million by the Mary R. Molina Living Trust, the holder of approximately 18.1% of our common stock.

Option Settlements

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 640,000 shares and a related put option held by Dr. Goldstein through a cash payment of $7,660,000. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 640,000 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $6,880,000.

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 95,200 shares held by Mr. Andrews through a cash payment of $1,023,400. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 95,200 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $915,500.

Loans

In 1996, we received a note receivable from the Molina Family Trust (of which Mary R. Molina, mother of J. Mario Molina, M.D. and John C. Molina, J.D., is the trustee and beneficiary) for the purchase of two medical buildings, which were subsequently leased to us (see Facility Leases below for discussion). The note receivable is secured by the two medical buildings and bears interest at 7% with monthly payments of $2,295 due through September 30, 2026. The balance outstanding at December 31, 2001 and 2002 was $321,000 and $316,000, respectively. The Molina Family Trust is not a beneficial owner of our common stock. The remaining balance outstanding was repaid on May 30, 2003.

In 2001, we received a note receivable from the Molina Siblings Trust (of which John C. Molina, J.D. is the trustee and J. Mario Molina, M.D., John C. Molina, J.D., M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the beneficiaries) for the purchase of a medical building, which was subsequently leased to us (see Facility Leases below for discussion). The note receivable was repaid in December 2002. The Molina Siblings Trust beneficially owns approximately 13.2% of our common stock prior to this offering.

In 2000, we extended a $500,000 credit line to the Molina Siblings Trust. The balance outstanding, which bears interest at 7%, is due in 2010 and is secured by 86,189 shares of our common stock. The balance outstanding at December 31, 2001 and 2002 was $392,000 and $388,000, respectively. The remaining balance outstanding was repaid on May 30, 2003.

Facility Leases

The agreement to lease the two medical buildings from the Molina Family Trust was entered into in April 1995. Subsequently, the Molina Family Trust transferred the buildings to the Mary R. Molina Living Trust and the Molina Marital Trust. These leases have five 5-year renewal options and the rates may change every five years based on the Consumer Price Index. Effective May 2001, we entered into a similar agreement with the

Molina Siblings Trust for the lease of another medical clinic. The lease is for seven years with two 10-year renewal options and provides for fixed annual rate increases of 3% during the base term. Rental expense for these leases totaled $295,000, $390,000 and $383,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Rental rates under these leases are equal to the average of the rates of our leases with third parties as a means of approximating fair value. Future minimum lease payments are as follows: $392,000 in 2004; $332,000 in 2005; $318,000 in 2006; $327,000 in 2007; and $82,000 in 2008.

Services Contracts

We received architecture services from a firm in which Janet M. Watt, sister of J. Mario Molina, M.D. and John C. Molina, J.D., was formerly a partner through 2001. Ms. Watt beneficially owns approximately 2.2% of our common stock prior to this offering. We also received technology services from Laurence B. Watt, husband of Janet M. Watt. Aggregate payments for these services during the years ended December 31, 2001 and 2002 were $130,000 and $86,000, respectively. There were no services provided during 2003. The contracts under which these services were provided have been terminated.

Split-Dollar Life Insurance

Since 1997, we were a party to Collateral Assignment Split-Dollar Insurance Agreements with the Molina Siblings Trust, the Trust. We agreed to make premium payments towards the life insurance policies held by the Trust on the life of Mary R. Molina, a former employee and director and a current stockholder, in exchange for services from Mrs. Molina when she served on our board of directors and was the director of our Child Health and Disability Prevention Department. The aggregate cash surrender value of the policies as of December 31, 2003 was $1,802,000. We were not an insured under the policies, but were entitled to receive repayment of all premium advances from the Trust upon the earlier of Mrs. Molina’s death or cancellation of the policies. Advances during 2001, 2002 and 2003 were $786,000, $653,000 and $973,000, respectively. Receivables at December 31, 2002 and 2003 were discounted based on Mrs. Molina’s remaining actuarial life using discount rates commensurate with instruments of similar terms and risk characteristics (4% in both 2002 and 2003). Such receivables totaled $1,496,000 and $2,188,000 at December 31, 2002 and 2003, respectively, and were secured by the cash surrender values of the policies. On March 2, 2004, the Collateral Assignment Split-Dollar Insurance Agreements were terminated by the early repayment of the advances to the Trust.

Redemption of Stock

In January and February 2003, we redeemed 1,201,174 shares of our common stock at $16.98 per share from Janet M. Watt, Josephine M. Battiste, the Mary R. Molina Living Trust, the Mary Martha Molina Trust (1995), the Janet M. Watt Trust (1995) and the Josephine M. Molina Trust (1995). These stockholders held a combined interest of approximately 40.0% prior to the redemption, which was reduced to approximately 36.2% after completion of the redemption. The total cash payment of $20,390,000 was made from available cash reserves. The remainder beneficiaries of the Mary R. Molina Living Trust are J. Mario Molina, M.D., John C. Molina, J.D., M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste. We agreed to the redemptions in response to requests for prompt liquidity by certain stockholders. The remainder beneficiaries of the Mary R. Molina Living Trust are J. Mario Molina, M.D., John C. Molina, J.D., M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste.

In July 2003 we completed a previously contemplated repurchase of an aggregate of 1,120,571 shares of our common stock from two stockholders for $17.50 per share or an aggregate purchase price of $19,610,000. Of such shares, we purchased 912,806 shares owned by the MRM GRAT 301/2 and 207,765 shares owned by the Mary R. Molina Living Trust. These shares were subsequently retired. These stockholders held a combined interest of approximately 27.8% prior to the repurchase, which was reduced to approximately 23.2% after completion of the repurchase. The remainder beneficiaries of the MRM GRAT 301/2 and the Mary R. Molina Living Trust are J. Mario Molina, M.D., John C. Molina, J.D., M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 12, 2004 by:

•	each person, entity or group known by us to own beneficially more than 5% of our outstanding common stock,

•	each of our named executive officers and directors,

•	all of our executive officers and directors as a group, and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options or warrants that are immediately exercisable or exercisable within 60 days. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding these options but are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated, the address of each of the named individuals is c/o Molina Healthcare, Inc., One Golden Shore Drive, Long Beach, California 90802.

Percentage ownership calculations prior to the offering are based on 25,493,425 shares outstanding as of March 12, 2004.

To the extent that any shares are issued on exercise of options, warrants or other rights to acquire shares of our capital stock that are presently outstanding or granted in the future, there will be further dilution to new public investors. The following table assumes the exercise by the underwriters of the entire over-allotment option.

	Prior to the Offering		Number of Shares Offered		After the Offering
Name	Number of Shares Beneficially Owned(1)	Percentage of Outstanding Shares			Number of Shares Beneficially Owned	Percentage of Outstanding Shares(2)
J. Mario Molina, M.D. (3)	649,121	2.5%	—		649,121	2.4%
John C. Molina, J.D. (4)	5,718,056	22.4%	943,492	†	4,774,564	17.5%
William Dentino (5)	10,494,181	41.2%	122,258	†	10,371,923	38.0%
Curtis Pedersen (6)	9,514,605	37.3%	122,258	†	9,392,347	34.4%
Mary R. Molina Living Trust (7)	4,796,889	18.8%	122,258		4,674,631	17.1%
Molina Marital Trust (8)	3,464,716	13.6%	—		3,464,716	12.7%
Molina Siblings Trust (9)	3,356,000	13.2%	—		3,356,000	12.3%
MRM GRAT 301/3 (10)	1,056,678	4.1%	620,434		436,244	1.6%
MRM GRAT 502/2(11)	323,058	1.3%	323,058		—	—
MRM GRAT 903/2 (12)	1,250,000	4.9%	—		1,250,000	4.6%
George S. Goldstein, Ph.D. (13)	160,000	*	—		160,000	*
Mark L. Andrews, Esq. (14)	164,800	*	9,250		155,550	*
M. Martha Bernadett, M.D. (15)	622,640	2.4%	—		622,640	2.3%
Ronna Romney (16)	24,000	*	—		24,000	*
Ronald Lossett, CPA, D.B.A. (17)	38,000	*	—		38,000	*
Charles Z. Fedak, CPA (18)	24,000	*	—		24,000	*
Sally K. Richardson (19)	22,000	*	—		22,000	*
FMR Corp. (20)	2,887,186	11.3%	—		2,887,186	10.6%
All executive officers and directors as a group (9 persons) (21)	7,422,617	28.7%	952,742		6,469,875	23.4%

†	Represents shares offered by trusts. Such shares are also shown under the respective trustees of the trusts.
*	Denotes less than 1%.
(1)	As required by SEC regulation, the number of shares shown as beneficially owned includes shares which could be purchased within 60 days after March 12, 2004.
(2)	Percentage ownership calculations after the offering are based on 27,302,675 shares outstanding after the offering and assumes the exercise by the underwriters of the entire over-allotment option. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage of the person holding these options but are not deemed outstanding for computing the percentage of any other person.
(3)	Includes 474,440 shares owned by J. Mario Molina, M.D.; 160,000 shares owned by the Molina Family Partnership, L.P., of which Dr. Molina is the general partner with sole voting and investment power; and 14,681 shares owned by Dr. Molina and Therese A. Molina as community property as to which Dr. Molina has shared voting and investment power. Dr. Molina is a Director and our President and Chief Executive Officer and the brother of John C. Molina, J.D. and M. Martha Bernadett, M.D.
(4)	Includes 1,056,678 shares (557,142 of which will be sold in this offering and 63,292 of which will be sold in this offering only if the underwriters exercise the entire over-allotment option) owned by the MRM GRAT 301/3, of which Mr. Molina is the trustee with sole voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries. As a result of the expiration of the MRM GRAT 301/3 on March 28, 2004, most of the trust’s assets will be distributed to the remainder beneficiaries. Also includes 323,058 shares (142,858 of which will be sold in this offering and 180,200 of which will be sold in this offering only if the underwriters exercise the entire over-allotment option) owned by the MRM GRAT 502/2, of which Mr. Molina is the trustee with sole voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries. As a result of the expiration of the MRM GRAT 502/2 on May 29, 2004, most of the trust’s assets will be distributed to the remainder beneficiaries. Also includes 426,676 shares owned by John C. Molina; 11,881 shares owned by Mr. Molina and Michelle A. Molina as community property as to which Mr. Molina has shared voting and investment power; 192,303 shares owned by the John C. Molina Trust (1995), of which Mr. Molina and Mr. Dentino are co-trustees with shared investment power and Mr. Molina is the beneficiary, and as to which Mr. Molina has sole voting power pursuant to a proxy; 62,933 shares owned by the Molina Children’s Trust for John C. Molina (1997), of which Mr. Molina and Mr. Dentino are co-trustees with shared voting and investment power and Mr. Molina is the beneficiary; 3,356,000 shares owned by the Molina Siblings Trust, of which Mr. Molina is the trustee with sole voting and investment power and J. Mario Molina, M.D., M. Martha Bernadett, M.D., Josephine M. Battiste, Janet M. Watt and Mr. Molina are the beneficiaries; and 50,394 shares owned by the M/T Molina Children’s Education Trust, of which Mr. Molina is the trustee with sole voting and investment power and J. Mario Molina, M.D.’s children are the beneficiaries; 238,133 shares owned by the MRM GRAT 303/2, of which Mr. Molina is the trustee with sole voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries. As a result of the expiration of the MRM GRAT 303/2 on March 27, 2005, most of the trust’s assets will be distributed to the remainder beneficiaries. Mr. Molina is a Director and our Executive Vice President, Financial Affairs, Chief Financial Officer and Treasurer and the brother of J. Mario Molina, M.D. and M. Martha Bernadett, M.D.
(5)

Includes 1,000 shares held by Mr. Dentino; 4,796,889 shares (122,258 of which will be sold in this offering only if the underwriters exercise the entire over-allotment option) owned by the Mary R. Molina Living Trust, of which Mr. Dentino and Curtis Pedersen are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; and 3,464,716 shares owned by the Molina Marital Trust, of which Mr. Dentino and Mr. Pedersen are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D.,

John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries. Also includes 1,250,000 shares owned by the MRM GRAT 903/2, of which Mr. Dentino and Mr. Pedersen are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries. As a result of the expiration of the MRM GRAT 903/2 on September 17, 2005, most of the trust’s assets will be distributed to the remainder beneficiaries. Also, includes 192,303 shares owned by the John C. Molina Trust (1995), of which Mr. Molina and Mr. Dentino are co-trustees with shared investment power and Mr. Molina is the beneficiary, and as to which Mr. Molina has sole voting power pursuant to a proxy; 237,303 shares owned by the Janet M. Watt Trust (1995), of which Ms. Watt and Mr. Dentino are co-trustees with shared investment power and Ms. Watt is the beneficiary, as to which Ms. Watt has sole voting power pursuant to a proxy; 237,303 shares owned by the Josephine M. Molina Trust (1995), of which Ms. Battiste and Mr. Dentino are co-trustees with shared investment power and Ms. Battiste is the beneficiary, as to which Ms. Battiste has sole voting power pursuant to a proxy; 62,933 shares owned by the Molina Children’s Trust for John C. Molina (1997), of which Mr. Molina and Mr. Dentino are co-trustees with shared voting and investment power and Mr. Molina is the beneficiary; 125,867 shares owned by the Molina Children’s Trust for Janet M. Watt (1997), of which Mr. Dentino and Janet M. Watt are co-trustees with shared voting and investment power and Ms. Watt is the beneficiary; and 125,867 shares owned by the Molina Children’s Trust for Josephine M. Molina (1997), of which Mr. Dentino and Josephine M. Battiste are co-trustees with shared voting and investment power and Ms. Battiste is the beneficiary. Mr. Dentino is counsel to Mrs. Molina and has provided legal services to various Molina family members and entities in which they have interests. His address is 555 Capitol Mall, Suite 1500, Sacramento, California 95814.

(6)	Includes 3,000 shares owned by Mr. Pedersen and Rosi A. Pedersen as community property, as to which Mr. Pedersen has shared voting and investment power; 4,796,889 shares (122,258 of which will be sold in this offering only if the underwriters exercise the entire over-allotment option) owned by the Mary R. Molina Living Trust, of which Mr. Pedersen and Mr. Dentino are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; 3,464,716 shares owned by the Molina Marital Trust, of which Mr. Pedersen and Mr. Dentino are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries; and 1,250,000 shares owned by the MRM GRAT 903/2, of which Mr. Dentino and Mr. Pedersen are co-trustees with shared voting and investment power, Mrs. Molina is the income beneficiary and J. Mario Molina, M.D., John C. Molina, M. Martha Bernadett, M.D., Janet M. Watt and Josephine M. Battiste are the remainder beneficiaries. As a result of the expiration of the MRM GRAT 903/2 on September 17, 2005, most of the trust’s assets will be distributed to the remainder beneficiaries. Mr. Pedersen is the uncle of J. Mario Molina, M.D., John C. Molina, J.D. and M. Martha Bernadett, M.D.
(7)	Beneficial ownership is described in footnotes 5 and 6.
(8)	Beneficial ownership is described in footnotes 5 and 6.
(9)	Beneficial ownership is described in footnote 4.
(10)	Beneficial ownership is described in footnote 4.
(11)	Beneficial ownership is described in footnote 4.
(12)	Beneficial ownership is described in footnotes 5 and 6.
(13)	Includes 160,000 shares which may be purchased pursuant to options. Dr. Goldstein is our Director, Executive Vice President, Health Plan Operations and Chief Operating Officer.
(14)	Includes 164,800 shares which may be purchased pursuant to options. Mr. Andrews is our Executive Vice President, Legal Affairs, General Counsel and Corporate Secretary. The number of shares offered assumes the exercise by the underwriters of the entire over-allotment option. Mr. Andrews will sell up to 9,250 shares only if the underwriters exercise the entire over-allotment option.
(15)

Includes 507,459 shares owned by M. Martha Bernadett, M.D.; 14,681 shares owned by Dr. Bernadett and Faustino Bernadett as community property, as to which Dr. Bernadett has shared voting and investment power; 86,505 shares owned by 11 trusts, of which Dr. Bernadett is the trustee with sole voting and investment power and 11 of Mary R. Molina’s grandchildren and step-grandchildren are the beneficiaries; and 13,995 shares owned by nine trusts, of which Dr. Bernadett is the trustee with sole voting and investment power and nine of Mary R. Molina’s grandchildren are the beneficiaries. Dr. Bernadett is our Executive Vice President, Development, and the sister of J. Mario Molina, M.D. and John C. Molina, J.D.

(16)	Includes 4,000 shares owned by Ms. Romney; 2,000 shares owned by Ms. Romney’s spouse; 18,000 shares which may be purchased pursuant to options. Ms. Romney is our director.
(17)	Includes 20,000 shares owned by the Lossett Family Trust, of which Mr. Lossett is a co-trustee with shared voting and investment power and Mr. Lossett is a beneficiary; and 18,000 shares which may be purchased pursuant to options. Mr. Lossett is our director.
(18)	Includes 6,000 shares owned by Mr. Fedak and Mari L. Fedak as community property as to which Mr. Fedak has shared voting and investment power; 18,000 shares which may be purchased pursuant to options. Mr. Fedak is our director.
(19)	Includes 4,000 shares owned by Mr. Richardson and Don R. Richardson as joint tenants as to which Ms. Richardson has shared voting and investment power; and 18,000 shares which may be purchased pursuant to options. Ms. Richardson is our director.
(20)	Based on the Schedule 13G filed by such stockholder. Such stockholder’s address is 82 Devonshire Street, Boston, Massachusetts 02109.
(21)	Includes all shares beneficially owned or which may be purchased by J. Mario Molina, M.D., John C. Molina, J.D., George S. Goldstein, Ph.D., Mark L. Andrews, Esq., M. Martha Bernadett, M.D., Ronna Romney, Ronald Lossett, CPA, D.B.A., Charles Z. Fedak, CPA, and Sally K. Richardson.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 80,000,000 shares of common stock and 20,000,000 shares of preferred stock. Shares of each class have a par value of $0.001 per share. The following description summarizes information about our capital stock. You can obtain more comprehensive information about our capital stock by consulting our bylaws and certificate of incorporation, as well as the Delaware General Corporation Law.

Common Stock

Each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Subject to any preference rights of holders of preferred stock, the holders of common stock are entitled to receive dividends, if any, declared from time to time by the directors out of legally available funds. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to any rights of holders of preferred stock to prior distribution.

The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable.

Preferred Stock

The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock and to designate the rights, preferences and privileges of each series of preferred stock, which may be greater than the rights attached to the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock. The effects of issuing preferred stock could include one or more of the following:

•	restricting dividends on the common stock,

•	diluting the voting power of the common stock,

•	impairing the liquidation rights of the common stock, or

•	delaying or preventing a change of control of our company.

There are currently no shares of preferred stock outstanding.

There are currently no warrants outstanding.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Molina’s Certificate of Incorporation and Bylaws

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15.0% or more of the corporation’s outstanding voting stock. The statute could delay, defer or prevent a change of control of our company.

Some provisions of our certificate of incorporation and bylaws, may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in one’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

The issuance of additional shares of common stock could have the effect of delaying, deferring or preventing a change of control, even if such change in control would be beneficial to our stockholders.

The terms of certain provisions of our certificate of incorporation and bylaws may have the effect of discouraging a change in control. Such provisions include the requirement that all stockholder action must be effected at a duly-called annual meeting or special meeting of the stockholders and the requirement that stockholders follow an advance notification procedure for stockholder business to be considered at any annual meeting of the stockholders.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the board of directors is elected each year. These provisions, when coupled with the provision of our certificate of incorporation authorizing the board of directors to fill vacant directorships or increase the size of the board of directors, may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

Cumulative Voting

Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. Our certificate of incorporation expressly denies stockholders the right to cumulative voting in the election of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. However, in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude, delay or discourage stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Stockholder Action; Special Meeting of Stockholders

Our certificate of incorporation eliminates the ability of stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by our Chairman of the Board, Chief Executive Officer, President, a majority of our directors or committee of the board of directors specifically designated to call special meetings of stockholders. These provisions may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to effect a change in our control or change in our management by means of a proxy contest, tender offer, merger or otherwise.

Charter Amendments

Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage.

Transfer Agent Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “MOH.”

SHARES ELIGIBLE FOR FUTURE SALE

We cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of outstanding options and warrants), or the perception that such sales could occur, could adversely affect the market price of our common stock and our ability to raise capital through a future sale of our securities.

After this offering, 27,293,425 shares of common stock will be outstanding. The number of shares outstanding after this offering is based on the number of shares outstanding as of March 12, 2004 and assumes no exercise of outstanding options or the over-allotment option. The 2,500,000 shares sold in this offering will be freely tradable without restriction under the Securities Act.

Approximately 17,624,255 shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exception from registration under Rules 144 or 701 promulgated under the Securities Act, which are summarized below. All restricted shares will be available for resale in the public market in reliance on Rule 144 immediately following this offering.

Sales of Restricted Shares and Shares Held by Our Affiliates

In general, under Rule 144 as currently in effect, an affiliate of the Company or a person, or persons whose shares are aggregated, who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner except an affiliate of the Company, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of our then outstanding shares of common stock or the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person, or persons whose shares are aggregated, who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years including any period of ownership of preceding non-affiliated holders, would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Exchange Act. To be eligible for resale under Rule 701, shares must have been issued in connection with written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this offering. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and by affiliates, under Rule 144 without compliance with its one-year minimum holding period.

As of March 12, 2004, we have reserved an aggregate of 2,272,140 shares of common stock for issuance pursuant to our 2002 Equity Incentive Plan. Options to purchase 274,500 shares are outstanding under such plan as of March 12, 2004. In addition, options to purchase approximately 668,320 shares are outstanding as of March 12, 2004 under the frozen Omnibus Stock and Incentive Plan. We have also reserved an aggregate of 606,000 shares of common stock for issuance under our 2002 Employee Stock Purchase Plan, of which 80,130 are outstanding as of March 12, 2004.

We have filed a registration statement under the Securities Act to register shares of common stock reserved for issuance under the 2002 Equity Incentive Plan and the 2002 Employee Stock Purchase Plan as well as pre-IPO shares qualified under Rule 701 that may be issued under the 2000 Omnibus Stock and Incentive Plan. Such registration statement was automatically effective immediately upon filing. Any shares issued upon the exercise of stock options or following purchase under the 2002 Employee Stock Purchase Plan will be eligible for immediate public sale, subject to the lock-up agreements noted below. See “Management—2002 Equity Incentive Plan,” “—2000 Omnibus Stock and Incentive Plan” and “—2002 Employee Stock Purchase Plan.”

We have agreed not to sell or otherwise dispose of any shares of common stock during the 90-day period following the date of this prospectus, except we may issue, and grant options to purchase, shares of common stock under the 2002 Equity Incentive Plan and the 2002 Employee Stock Purchase Plan.

Lock-Up

Each of our officers, directors and certain stockholders who beneficially own 5% or more of our common stock has entered into a lock-up agreement prior to the commencement of this offering providing, with limited exceptions, that he or she will not offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge, or grant any rights with respect to any shares of common stock, any options or warrants to purchase, any of the shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock owned by him or her, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, without the prior written consent of Banc of America Securities LLC and CIBC World Markets Corp., for a period of 90 days after the date of this prospectus.

Banc of America Securities LLC and CIBC World Markets Corp. in their sole discretion and at any time without notice, may release all or any portion of the securities subject to lock-up agreements. When determining whether or not to release shares from the lock-up agreements, Banc of America Securities LLC and CIBC World Markets Corp. will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. Following the expiration of the 90-day lock-up period, additional shares of common stock will be available for sale in the public market subject to compliance with Rule 144 or Rule 701.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and CIBC World Markets Corp. are acting as joint book-running managers of the offering and together with SG Cowen Securities Corporation and Legg Mason Wood Walker, Incorporated are acting as representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC	937,500
CIBC World Markets Corp.	937,500
SG Cowen Securities Corporation	500,000
Legg Mason Wood Walker, Incorporated	125,000
Total	2,500,000

The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow some dealers a concession of not more than $0.84 per share. The underwriters also may allow, and any dealers may re-allow, a concession of not more than $0.10 per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters, and

•	the right to reject orders in whole or in part.

The underwriters have an option to buy up to an aggregate of 375,000 additional shares of common stock from us and certain selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each be obligated, subject to certain conditions, to purchase additional shares approximately in proportion to the amounts specified in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling stockholders per share of common stock. The underwriting fee is $1.40 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$1.40	$1.40
Total	$3,500,000	$4,025,000

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $520,505.

We and our directors, officers and certain stockholders who beneficially own 5% or more of our common stock have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which we and such holders of stock and options have agreed, with limited exceptions, not to sell, directly or indirectly, any shares of common stock without the prior written consent of both Banc of America Securities LLC and CIBC World Markets Corp. for a period of 90 days after the date of this prospectus. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our stock plans without such consent. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period.

Our common stock is listed on the New York Stock Exchange under the symbol “MOH.” The underwriters have undertaken to sell and distribute our common stock in compliance with the standards of the New York Stock Exchange.

We and the selling stockholders will indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act. If we or the selling stockholders are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by this prospectus.

The public offering price will be determined by negotiation between us and the representatives of the underwriters. Among the factors considered in these negotiations are:

•	the history of, and prospects for, our company and the industry in which we compete,

•	the past and present financial performance of our company,

•	an assessment of our management,

•	the present state of our development,

•	the prospects for our future earnings,

•	the prevailing market conditions of the applicable United States securities market at the time of this offering, market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to our company, and

•	other factors deemed relevant.

Certain of the underwriters and their affiliates have provided, from time to time, and expect to provide in the future, investment and commercial banking and financial advisory services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. CIBC World Markets Corp. is currently acting as advisor to us in connection with possible acquisition and divestiture opportunities. Banc of America Securities LLC and CIBC World Markets Corp. are co-lead arrangers of the $75.0 million credit facility dated as of March 19, 2003. Bank of America, N.A. is the administrative agent and CIBC World Markets Corp. is the syndication agent of the credit facility. Bank of America, N.A., an affiliate of Banc of America Securities LLC, CIBC Inc., an affiliate of CIBC World Markets Corp., Societe Generale, an affiliate of SG Cowen Securities Corporation, U.S. Bank National Association and East West Bank, are lenders under the credit facility.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by McDermott, Will & Emery, Los Angeles, California. Certain legal matters in connection with the offering will be passed upon for the underwriters by Willkie Farr & Gallagher LLP, New York, New York.

EXPERTS

The consolidated financial statements of Molina Healthcare, Inc., at December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) which we have filed with the SEC under the Securities Act, with respect to the common stock offered in this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the SEC. We refer you to the registration statement for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents filed as exhibits are not necessarily complete, and reference is made to the copy so filed, each such statement being qualified in all respects by such reference. You can inspect and copy the registration statement and the reports and other information we file with the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional offices of the SEC located at 233 Broadway, New York, New York 10279 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of this material from the public reference room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

Upon the effectiveness of the registration statement, we will become subject to the information requirements of the Exchange Act. We will then file reports, proxy statements and other information under the Exchange Act with the SEC. You can inspect and copy these reports and other information of our company at the locations set forth above or download these reports from the SEC’s website.

Our common stock is listed on the New York Stock Exchange under the symbol “MOH.”

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Molina Healthcare, Inc.

We have audited the accompanying consolidated balance sheets of Molina Healthcare, Inc. and subsidiaries (the Company) as of December 31, 2002 and 2003, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Molina Healthcare, Inc. and subsidiaries at December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/    Ernst & Young LLP

Los Angeles, California

January 30, 2004, except Note 13, as to which the date is February 27, 2004

MOLINA HEALTHCARE, INC.

CONSOLIDATED BALANCE SHEETS

(dollars in thousands, except per share data)

	December 31
	2002	2003
ASSETS

Current assets:
Cash and cash equivalents	$139,300	$141,850
Investments	—	98,822
Receivables	29,591	53,689
Income taxes receivable	904	—
Deferred income taxes	2,083	2,442
Prepaid and other current assets	5,682	5,254

Total current assets	177,560	302,057
Property and equipment, net	13,660	18,380
Goodwill and intangible assets, net	6,051	12,284
Restricted investments	2,000	2,000
Deferred income taxes	2,287	1,996
Advances to related parties and other assets	3,408	7,868

Total assets	$204,966	$344,585

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Medical claims and benefits payable	$90,811	$105,540
Accounts payable and accrued liabilities	12,074	11,419
Income taxes payable	—	2,882
Current maturities of long-term debt	55	—

Total current liabilities	102,940	119,841
Long-term debt, less current maturities	3,295	—
Other long-term liabilities	3,464	3,422

Total liabilities	109,699	123,263

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value; 80,000,000 shares authorized; issued and outstanding: 20,000,000 shares at December 31, 2002 and 25,373,785 shares at December 31, 2003	5	25
Preferred stock, $0.001 par value; 20,000,000 shares authorized, no shares issued and outstanding	—	—
Paid-in capital	—	103,854
Accumulated other comprehensive income	—	54
Retained earnings	95,262	137,779
Treasury stock (1,201,174 shares, at cost)	—	(20,390)

Total stockholders’ equity	95,267	221,322

Total liabilities and stockholders’ equity	$204,966	$344,585

See accompanying notes.

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share data)

	Year ended December 31
	2001	2002	2003
Revenue:
Premium revenue	$499,471	$639,295	$789,536
Other operating revenue	1,402	2,884	2,247
Investment income	2,982	1,982	1,761

Total operating revenue	503,855	644,161	793,544
Expenses:
Medical care costs:
Medical services	149,999	177,584	212,111
Hospital and specialty services	212,799	296,347	374,076
Pharmacy	45,612	56,087	71,734

Total medical care costs	408,410	530,018	657,921
Marketing, general and administrative expenses (including a charge for stock option settlements of $7,796 in 2002)	42,822	61,227	61,543
Depreciation and amortization	2,407	4,112	6,333

Total expenses	453,639	595,357	725,797

Operating income	50,216	48,804	67,747
Other income (expense):
Interest expense	(347)	(438)	(1,452)
Other, net	(214)	33	118

Total other expense	(561)	(405)	(1,334)

Income before income taxes	49,655	48,399	66,413
Provision for income taxes	19,453	17,891	23,896

Income before minority interest	30,202	30,508	42,517
Minority interest	(73)	—	—

Net income	$30,129	$30,508	$42,517

Net income per share:
Basic	$1.51	$1.53	$1.91

Diluted	$1.46	$1.48	$1.88

Weighted average shares outstanding:
Basic	20,000,000	20,000,000	22,224,000

Diluted	20,572,000	20,609,000	22,629,000

See accompanying notes.

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(dollars in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
	Outstanding	Amount
Balance at January 1, 2001	20,000,000	$5		$(23)	$34,625		$34,607
Comprehensive income:
Net income				—	30,129		30,129
Other comprehensive income, net of tax:
Realized loss on investments				23			23

Total comprehensive income				23			30,152

Balance at December 31, 2001	20,000,000	5	—	—	64,754	—	64,759
Comprehensive income:
Net income					30,508		30,508

Balance at December 31, 2002	20,000,000	5	—	—	95,262	—	95,267
Comprehensive income:
Net income					42,517		42,517
Other comprehensive income, net of tax:
Change in unrealized gain on investments				54			54

Total comprehensive income				54	42,517		42,571
Purchase of treasury stock	(1,201,174)					$(20,390)	(20,390)
Issuance of shares	7,590,000	21	$119,562				119,583
Repurchase and retirement of shares	(1,120,571)	(1)	(19,609)				(19,610)
Reclassification of accrued stock compensation expense to additional in paid-in capital			2,415				2,415
Stock option exercises and employee stock purchases	105,530		1,264				1,264
Tax benefit for exercise of employee stock options			222				222

Balance at December 31, 2003	25,373,785	$25	$103,854	$54	$137,779	$(20,390)	$221,322

See accompanying notes.

MOLINA HEALTHCARE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	Year ended December 31
	2001	2002	2003
Operating activities
Net income	$30,129	$30,508	$42,517
Minority interest	73	—	—
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,407	4,112	6,333
Amortization of capitalized credit facility fee	—	—	525
Deferred income taxes	(969)	(1,332)	(101)
Loss on disposal of property and equipment	416	38	—
Stock-based compensation	505	860	1,236
Changes in operating assets and liabilities:
Receivables	11,610	(8,513)	(24,098)
Prepaid and other current assets	(436)	(2,838)	1,057
Medical claims and benefits payable	14,585	26,711	14,729
Accounts payable and accrued liabilities	1,554	1,171	(655)
Income taxes payable and receivable	1,478	(4,991)	4,008

Net cash provided by operating activities	61,352	45,726	45,551
Investing activities
Purchase of equipment	(2,105)	(6,206)	(8,352)
Purchases of investments	—	—	(196,762)
Sales and maturities of investments	—	—	98,027
Release of statutory deposits	1,050	—	—
Other long-term liabilities	(486)	234	1,137
Advances to related parties and other assets	(1,537)	97	(3,727)
Net cash paid in purchase transactions	(1,250)	(3,250)	(8,934)

Net cash used in investing activities	(4,328)	(9,125)	(118,611)
Financing activities
Issuance of common stock	—	—	119,583
Payment of credit facility fees	—	—	(1,887)
Borrowings under credit facility	—	—	8,500
Repayments under credit facility	—	—	(8,500)
Repayment of mortgage note	—	—	(3,350)
Principal payments on note payable	(59)	(51)	—
Purchase and retirement of common stock	—	—	(19,610)
Proceeds from exercise of stock options and employee stock purchases	—	—	1,264
Purchase of treasury stock	—	—	(20,390)

Net cash provided by (used in) financing activities	(59)	(51)	75,610

Net increase in cash and cash equivalents	56,965	36,550	2,550
Cash and cash equivalents at beginning of year	45,785	102,750	139,300

Cash and cash equivalents at end of year	$102,750	$139,300	$141,850

Supplemental cash flow information
Cash paid during the year for:
Income taxes	$18,944	$24,215	$19,989

Interest	$342	$352	$631

Schedule of non-cash investing and financing activities:
Reclassification of accrued stock compensation expense to additional paid-in capital	$—	$—	$2,415

Tax benefit from exercise of employee stock options recorded as additional paid-in capital	$—	$—	$222

Change in unrealized gain on investments	—	—	$87
Deferred income taxes	—	—	(33)

Net unrealized gain on investments	$—	$—	$54

Fair value of assets acquired in purchase transactions	$1,250	$3,250	$8,934

See accompanying notes.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands, except per share data) December 31, 2003

1.    The Reporting Entity

Molina Healthcare, Inc. is a multi-state managed care organization that arranges for the delivery of health care services to persons eligible for Medicaid and other programs for low-income families and individuals. We were founded in 1980 as a provider organization serving the Medicaid population through a network of primary care clinics in California. In 1994, we began operating as a health maintenance organization (HMO). Our operations include Molina Healthcare of California (California HMO), Molina Healthcare of Utah, Inc. (Utah HMO), Molina Healthcare of Washington, Inc. (Washington HMO) and Molina Healthcare of Michigan, Inc. (Michigan HMO).

The consolidated financial statements and notes give effect to a 40-for-1 stock split of our outstanding common stock and re-capitalization as a result of the share exchange in the re-incorporation merger which occurred on June 26, 2003 (see Note 10—Restatement of Capital Accounts).

2.    Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Principal areas requiring the use of estimates include determination of allowances for uncollectible accounts, settlements under risks/savings sharing programs, impairment of long-lived and intangible assets, medical claims and accruals, professional and general liability claims, reserves for potential absorption of claims unpaid by insolvent providers, reserves for the outcome of litigation and valuation allowances for deferred tax assets.

Premium Revenue

Premium revenue is primarily derived from Medi-Cal/Medicaid programs and other programs for low-income individuals, which represented at least 99% of our premium revenue for each of the three years in the period ended December 31, 2003. Premium revenue includes per member per month fees received for providing substantially all contracted medical services and fee for service reimbursement for delivery of newborns on a per case basis (birth income). Prepaid health care premiums are reported as revenue in the month in which enrollees are entitled to receive health care. A portion of the premiums is subject to possible retroactive adjustments which have not been significant, although there can be no certainty that such adjustments will not be significant in the future. Birth income is recorded during the month when services are rendered and accounted for 7% or less of total premium revenue during each of the three years in the period ended December 31, 2003.

Effective July 1, 2002, the state of Utah ceased paying us on a per member per month (risk) basis and entered into a stop loss agreement under which it pays our Utah HMO 100% of medical costs incurred plus 9% of medical costs as an administrative fee. Additionally, if medical costs and the administrative fee are less than a

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

predetermined amount, the Utah HMO will receive all or a portion of the resulting savings as additional revenue. Under the stop loss agreement, the Utah HMO recognizes premium revenue equal to medical costs incurred, the contracted administrative fee, and an estimate of the savings earned. Through December 31, 2003 we have recognized no revenue for estimated savings earned. To the extent, if any, that our estimates of medical costs incurred under this agreement are overstated, we will have also overstated the related revenue (equal to medical cares costs plus 9%) that we have recognized under this agreement.

Medical Care Costs

We arrange to provide comprehensive medical care to our members through our clinics and a network of contracted hospitals, physician groups and other health care providers. Medical care costs represent cost of health care services, such as physician salaries at our clinics and fees to contracted providers under capitation and fee-for-service arrangements.

Under capitation contracts, we pay a fixed per member per month payment to the provider without regard to the frequency, extent or nature of the medical services actually furnished. Under capitated contracts we remain liable for the provision of certain health care services. Certain of our capitated contracts also contain incentive programs based on service delivery, quality of care, utilization management and other criteria. Under fee-for-service arrangements, we retain the financial responsibility for medical care provided at discounted payment rates. Expenses related to both capitation and fee for service programs are recorded in the period in which the related services are dispensed or the member is entitled to service.

Medical claims and benefits payable include claims reported as of the balance sheet date and estimated costs of claims for services that have been rendered as of the balance sheet date but have not yet been reported to us. Such estimates are developed using actuarial methods and are based on many variables, including utilization of health care services, historical payment patterns, cost trends, product mix, seasonality, changes in membership and other factors. We include loss adjustment expenses in the recorded claims liability. We continually review and update the estimation methods and the resulting reserves. Many of our medical contracts are complex in nature and may be subject to differing interpretations regarding amounts due for the provision of various services. Such differing interpretations may not come to light until a substantial period of time has passed following the contract implementation, leading to potential misstatement of some costs in the period in which they are first recorded. Any adjustments to reserves are reflected in current operations.

The state of Washington’s Social Security Income, or SSI, program provides medical benefits to Medicaid beneficiaries that meet specific health and financial status qualifications. The Washington HMO assists assigned Medicaid members to qualify for SSI program benefits. When such members are qualified, the state of Washington assumes responsibility for the cost of patient care. Prior to January 1, 2003 the state assumed such responsibility on a retroactive basis, allowing the Washington HMO to recover claims payments paid on behalf of the SSI member. The Washington HMO will continue to recover claims payments paid on behalf of SSI members for periods prior to 2003. Estimated claims recoveries are reported as reductions to medical care costs and medical claims and benefits payable and are developed using actuarial methods based on historical claims recovery data.

We report reinsurance premiums as medical care costs, while related reinsurance recoveries are reported as deductions from medical care costs. We limit our risk of catastrophic losses by maintaining high deductible reinsurance coverage. We do not consider this coverage to be material as the cost is not significant and the likelihood that coverage will be applicable is low.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table shows the components of the change in medical claims and benefits payable for each of the following periods:

	Year ended December 31
	2001	2002	2003
Balances as of January 1	$49,515	$64,100	$90,811
Components of medical care costs related to:
Current year	412,052	534,349	672,881
Prior years	(3,642)	(4,331)	(14,960)

Total medical care costs	408,410	530,018	657,921
Payments for medical care costs related to:
Current year	356,032	452,712	572,845
Prior years	37,793	50,595	70,347

Total paid	393,825	503,307	643,192

Balances as of December 31	$64,100	$90,811	$105,540

Capitated Provider Insolvency

Circumstances may arise where capitated providers, due to insolvency or other circumstances, are unable to pay claims they have incurred with third parties in connection with referral services provided to our members. The inability of capitated providers to pay referral claims presents us with both immediate financial risk and potential disruption to member care. Depending on states’ laws, we may be held liable for such unpaid referral claims even though the capitated provider has contractually assumed such risk. Additionally, competitive pressures may force us to pay such claims even when we have no legal obligation to do so. To reduce the risk that capitated providers are unable to pay referral claims we have established methods to monitor the operational and financial performance of such providers. We also maintain contingency plans that include transferring members to other providers in response to potential network instability.

In certain instances we have required providers to place funds on deposit with us as protection against potential insolvency. These reserves are frequently in the form of segregated funds received from the provider and held by us or placed in a third-party financial institution. These funds may be used to pay claims that are the financial responsibility of the provider in the event the provider is unable to meet these obligations. Additionally, we have recorded liabilities for estimated losses arising from provider instability or insolvency in excess of provider funds on deposit with us.

Premium Deficiency Reserves on Loss Contracts

We assess the profitability of our contracts for providing medical care services to our members and identify those contracts where current operating results or forecasts indicate probable future losses. Anticipated future premiums are compared to anticipated medical care costs, including the cost of processing claims. If the anticipated future costs exceed the premiums, a loss contract accrual is recognized. No such accrual was required as of December 31, 2002 or 2003.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments that are both readily convertible into known amounts of cash and have a maturity of three months or less on the date of purchase.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Investments

We account for our investments in marketable securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities. Realized gains and losses and unrealized losses judged to be other than temporary with respect to available-for-sale and held-to-maturity securities are included in the determination of net income. The cost of securities sold is determined using the specific-identification method. Fair values of securities are based on quoted prices in active markets.

Except for restricted investments, marketable securities are designated as available-for-sale and are carried at fair value. Unrealized gains or losses, if any, net of applicable income taxes, are recorded in stockholders’ equity as other comprehensive income. Since these securities are available for use in current operations, they are classified as current assets without regard to the securities’ contractual maturity dates.

Our investments at December 31, 2003 consisted of the following:

	December 31, 2003
		Gross Unrealized
	Cost or Amortized Cost	Gains	Losses	Estimated Fair Value
U.S. Treasury and agency securities	$35,989	$58	$11	$36,036
Municipal securities	47,948	26	1	47,973
Corporate bonds	14,798	16	1	14,813

Total investment securities	$98,735	$100	$13	$98,822

The contractual maturities of our investments as of December 31, 2003 are summarized below.

	Amortized Cost	Estimated Fair Value
Due in one year or less	$41,927	$41,930
Due after one year through five years	56,808	56,892

Total debt securities	$98,735	$98,822

For the year ended December 31, 2003, proceeds from the sales and maturities of debt securities were $98.0 million. Gross realized gains and gross realized losses from sales of debt securities are calculated under the specific identification method and are included in investment income.

We had no available-for-sale securities at December 31, 2002. Certain available-for-sale securities, which were immaterial in value, were written off in 2001.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Receivables

Receivables consist primarily of amounts due from the various states in which we operate. Accounts receivable by operating subsidiary are comprised of the following:

	December 31
	2002	2003
California HMO	$11,501	$22,082
Utah HMO	12,624	26,465
Other HMOs	5,466	5,142

Total receivables	$29,591	$53,689

Substantially all receivables due our California HMO at December 31, 2002 and 2003, were collected in January of 2003 and 2004, respectively. Effective July 1, 2002, we entered into an agreement with the state of Utah calling for the reimbursement of the Utah HMO based upon costs incurred in serving our members. We recognize revenue in an amount equal to medical costs incurred plus an administrative fee of 9% of such costs and all or a portion of any cost savings realized, as defined in the agreement. Our Utah HMO bills the state of Utah monthly for actual paid health care claims plus administrative fees. Our receivable balance also includes amounts estimated for incurred but not reported claims, which, along with the related administrative fees, are not billable to the state of Utah until such claims are actually paid. All receivables are subject to potential retroactive adjustment by the various states in which we operate. As the amounts of all receivables are readily determinable and our creditors are state governments, we do not maintain an allowance for doubtful accounts. Any amounts determined to be uncollectible are charged to expense when such determination is made.

Restricted Investments

Pursuant to the regulations governing our subsidiaries, we maintain statutory deposits with each state as follows:

	December 31
	2002	2003
California	$300	$300
Utah	550	550
Michigan	1,000	1,000
Washington	150	150

Total	$2,000	$2,000

Restricted investments, which consist of certificates of deposit and treasury securities, are designated as held-to-maturity and are carried at amortized cost. The use of these funds is limited to specific purposes as required by each state.

Property and Equipment

Property and equipment are stated at historical cost. Replacements and major improvements are capitalized, and repairs and maintenance are charged to expense as incurred. Furniture, equipment and automobiles are depreciated using the straight-line method over estimated useful lives ranging from three to seven years. Leasehold improvements are amortized over the term of the lease or five to 10 years, whichever is shorter. The building is depreciated over its estimated useful life of 31.5 years.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Goodwill and Intangible Assets

Goodwill and intangible assets represent the excess of the purchase price over the fair value of net assets acquired. Identifiable intangible assets (consisting principally of purchased contract rights) are amortized on a straight-line basis over the expected period to be benefited. Effective January 1, 2002, we ceased amortization of goodwill in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. Prior to that date, we amortized goodwill over periods not exceeding 15 years. We performed the required impairment tests of goodwill and indefinite lived intangible assets in 2003 and no impairment was identified.

The following table reflects the unaudited consolidated results adjusted as though the adoption of the SFAS No. 142 non-amortization of goodwill provision occurred as of the beginning of the year ended December 31, 2001:

	Year ended December 31
	2001	2002	2003
Net income:
As reported	$30,129	$30,508	$42,517
Adjusted	30,428
Basic earnings per share:
As reported	1.51	1.53	1.91
Adjusted	1.52
Diluted earnings per share:
As reported	1.46	1.48	1.88
Adjusted	1.48

Long-Lived Asset Impairment

Situations may arise where the carrying value of a long-lived asset may exceed the present value of the expected cash flows associated with that asset. In such circumstances the asset is said to be impaired. We review material long-lived assets for impairment on an annual basis, as well as when events or changes in business conditions suggest potential impairment. Impaired assets are written down to fair value. We have determined that no long-lived assets are impaired at December 31, 2002 and 2003.

Income Taxes

We account for income taxes based on SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. Measurement of the deferred items is based on enacted tax laws. Valuation allowances are established, when necessary, to reduce future income tax assets to the amount expected to be realized.

Taxes Based on Premiums

Both our Washington and Michigan HMOs are assessed a tax based upon premium revenue collected. The Michigan premium tax was not implemented until the second quarter of 2003. Premium tax expense totaled $4,028, $4,997 and $9,194 in 2001, 2002 and 2003, respectively, and is included in marketing, general and administrative expenses.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Professional Liability Insurance

We carry medical malpractice insurance for health care services rendered through our clinics in California. Through December 31, 2003 claims-made coverage under this insurance was $5,000 per occurrence with an annual aggregate limit of $10,000. Subsequent to December 31, 2003, claims-made coverage under this insurance is $1,000 per occurrence with an annual aggregate limit of $3,000. We also carry claims-made managed care professional liability insurance for our HMO operations. This insurance is subject to a coverage limit of $5,000 per occurrence and in aggregate for each policy year. Our accruals for uninsured claims and claims incurred but not reported are reviewed by independent actuaries and are included in other long-term liabilities.

Stock-Based Compensation

At December 31, 2003, we had two stock-based employee compensation plans, which are described more fully in Note 11. We account for the plans under the recognition and measurement principles (the intrinsic-value method) prescribed in Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation cost for stock options is reflected in net income and is measured as the excess of the market price of our stock at the date of grant over the amount an employee must pay to acquire the stock. We have adopted the disclosure provisions required by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition provisions to stock-based employee compensation permitted by SFAS No. 148.

	Year ended December 31
	2001	2002	2003
Net income, as reported	$30,129	$30,508	$42,517
Reconciling items (net of related tax effects):
Add: Stock-based employee compensation expense determined under the intrinsic-value based method for all awards	307	542	1,236
Reduction in stock option settlements charge (see Note 9)	—	4,913	—
Deduct: Stock-based employee compensation expense determined under the fair-value based method for all awards	(519)	(620)	(1,442)

Net adjustment	(212)	4,835	(206)

Net income, as adjusted	29,917	35,343	$42,311

Earnings per share:
Basic—as reported	$1.51	$1.53	$1.91

Basic—as adjusted	$1.50	$1.77	$1.90

Diluted—as reported	$1.46	$1.48	$1.88

Diluted—as adjusted	$1.45	$1.72	$1.87

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Share

The denominators for the computation of basic and diluted earnings per share are calculated as follows:

	Year ended December 31
	2001	2002	2003
Shares outstanding at the beginning of the period	20,000,000	20,000,000	20,000,000
Weighted-average number of shares issued	—	—	3,806,000
Weighted-average number of shares acquired	—	—	(1,582,000)

Denominator for basic earnings per share	20,000,000	20,000,000	22,224,000
Dilutive effect of employee stock options(1)	572,000	609,000	405,000

Denominator for diluted earnings per share	20,572,000	20,609,000	22,629,000

(1)	All options to purchase common shares were included in the calculation of diluted earnings per share because their exercise prices were at or below the average fair value of the common shares for each of the periods presented.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, investments, receivables and restricted investments. We invest a substantial portion of our cash in the CADRE Affinity Fund and CADRE Reserve Fund (CADRE Funds), a portfolio of highly liquid money market securities. The CADRE Funds are a series of funds managed by the CADRE Institutional Investors Trust (Trust), a Delaware business trust registered as an open-end management investment fund. Our investments (all of which are classified as current assets) and a portion of our cash equivalents are managed by three professional portfolio managers operating under documented investment guidelines. Our investments consist solely of investment grade debt securities with a maximum maturity of five years and an average duration of two years. Restricted investments are invested principally in certificates of deposit and treasury securities. Concentration of credit risk with respect to receivables is limited as the payors consist principally of state governments.

Fair Value of Financial Instruments

Our consolidated balance sheets include the following financial instruments: cash and cash equivalents, investments, receivables, trade accounts payable, medical claims and benefits payable, notes payable and other liabilities. The carrying amounts of current assets and liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying value of advances to related parties and all long-term obligations approximates their fair value based on borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

Risks and Uncertainties

Our profitability depends in large part on accurately predicting and effectively managing medical care costs. We continually review our premium and benefit structure so that it reflects our underlying claims experience and revised actuarial data. However, several factors could adversely affect medical care costs. These factors, which include changes in health care practices, inflation, new technologies, major epidemics, natural disasters and malpractice litigation, are beyond our control and could adversely affect our ability to accurately predict and effectively control medical care costs. Costs in excess of those anticipated could have a material adverse effect on our financial condition, results of operations or cash flows.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

We operate in four states, in some instances as a direct contractor with the state, and in others as a subcontractor to another health plan holding a direct contract with the state. We are therefore dependent upon a small number of contracts to support our revenue. The loss of any one of those contracts could have a material adverse effect on our financial position, results of operations, or cash flows. Our ability to arrange for the provision of medical services to our members is dependent upon our ability to develop and maintain adequate provider networks. Our inability to develop or maintain such networks might, in certain circumstances, have a material adverse effect on our financial position, results of operations, or cash flows.

Segment Information

We present segment information externally the same way management uses financial data internally to make operating decisions and assess performance. Each of our subsidiaries arranges for the provision of managed health care services to Medicaid members. They share similar characteristics in the membership they serve, the nature of services provided and the method by which medical care is rendered. The subsidiaries are also subject to similar regulatory environment and long-term economic prospects. As such, we have one reportable segment.

3. Acquisitions

Michigan HMO

Through April 1999, we held a 24.05% interest in Michigan Managed Care Providers, Inc. In May 1999, we acquired the remaining 75.95% interest of Michigan Managed Care Providers, Inc. and also purchased a 62.5% interest in Good Health Michigan, Inc. for $45. These two companies were subsequently merged to form our Michigan HMO, with our California HMO owning an 81.13% interest in the combined entity. On October 30, 2001, the California HMO acquired the outstanding 18.87% minority interest for $350. We recorded total goodwill and intangible assets of $4,591 in connection with the Michigan acquisitions. On July 31, 2003, our California HMO transferred ownership of our Michigan subsidiary to us by dividend, causing our Michigan subsidiary to become our direct, wholly-owned subsidiary.

Effective August 1, 2003 approximately 9,400 members were transferred to our Michigan HMO under the terms of an agreement with another health plan. Effective October 1, 2003 approximately 32,000 members were transferred to our Michigan HMO under the terms of an agreement with yet another health plan. Total costs associated with these two transactions were $8,934. In both instances the entire cost of the transactions was recorded as an identifiable intangible asset and is being amortized over 60 months.

Washington HMO

On July 1, 2002, our Washington HMO paid $3,250 to another health plan for the assignment of a Medicaid contract. The assigned contract had a remaining term of six months on the acquisition date and was subsequently renewed for an additional one-year period as anticipated by us at the time of acquisition. The assignment was accounted for as a purchase transaction and the purchase price was allocated to an identifiable intangible asset.

California HMO

In November 2001, the California HMO paid $900 to another health plan in consideration for the assignment of the Sacramento Medi-Cal contract. Under the contract, we will provide Medi-Cal HMO services to eligible members in Sacramento for an initial term of 13 months, with two one-year renewal options. The assignment was accounted for as a purchase transaction and the purchase price was allocated to an identifiable intangible asset.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Property and Equipment and Intangible Assets

A summary of property and equipment is as follows:

	December 31
	2002	2003
Land	$3,000	$3,000
Building and improvements	8,076	10,493
Furniture, equipment and automobiles	8,339	11,469
Capitalized computer software costs	893	3,087

	20,308	28,049
Less accumulated depreciation and amortization	(6,648)	(9,669)

Property and equipment, net	$13,660	$18,380

Depreciation expense recognized for the years ending December 31, 2001, 2002 and 2003 was $1,986, $2,144 and $3,632, respectively.

Goodwill and intangible assets at December 31, 2001 and 2003 were as follows:

	December 31
	2002	2003
Goodwill	$4,622	$4,622
Contract acquisitions	4,310	13,244

	8,932	17,866
Less accumulated amortization	(2,881)	(5,582)

Goodwill and intangible assets, net	$6,051	$12,284

Amortization of intangibles for the years ending December 31, 2001, 2002 and 2003 was $421, $1,968, and $2,701, respectively.

The estimated aggregate amortization of intangible assets by year is estimated to be:

Year ending December 31
2004	$1,787
2005	1,787
2006	1,787
2007	1,787
2008	1,295

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. Related Party Transactions

Advances to related parties are as follows:

	December 31
	2002	2003
Note receivable due from Molina Family Trust, secured by two medical buildings, bearing interest at 7% with monthly payments due through 2026	$316	—
Loan to Molina Siblings Trust under a $500 credit line, secured by 86,189 shares of the Company’s stock, bearing interest at 7% due in 2010	388	—
Advances to Molina Siblings Trust (Trust) pursuant to a contractual obligation in connection with a split-dollar life insurance policy with the Trust as the beneficiary	1,496	$2,188

	$2,200	$2,188

We lease two medical clinics from the Mary R. Molina Living Trust and the Molina Marital Trust. These leases have five five-year renewal options. In May 2001, we entered into a similar agreement with the Molina Siblings Trust for the lease of another medical clinic. The lease is for seven years with two 10-year renewal options. Rental expense for these leases totaled $295, $390 and $383 for the years ended December 31, 2001, 2002 and 2003, respectively. Minimum future lease payments consist of the following approximate amounts at December 31, 2003: $392 in 2004; $332 in 2005; $318 in 2006; $327 in 2007 and $82 in 2008.

We are a party to Collateral Assignment Split-Dollar Insurance Agreements (Agreements) with the Trust. We agreed to make premium payments towards the life insurance policies held by the Trust on the life of Mary R. Molina, a former employee and director and a current shareholder, in exchange for services from Mrs. Molina. We are not an insured under the policies, but are entitled to receive repayment of all premium advances from the Trust upon the earlier of Mrs. Molina’s death or cancellation of the policies. Advances through December 31, 2002 and 2003 of $2,376 and $3,349, respectively, were discounted based on the insured’s remaining actuarial life, using discount rates commensurate with instruments of similar terms or risk characteristics (4% for both 2002 and 2003). Such receivables are secured by the cash surrender values of the policies.

We received architecture and technology services from companies owned by non-employee members of the Molina family. Payments for architecture services received in the year ended December 31, 2001 totaled $71. Technology services received during the years ended December 31, 2001 and 2002 totaled $59 and $86, respectively.

6. Long-Term Debt

We entered into a credit agreement dated as of March 19, 2003, under which a syndicate of lenders provided a $75,000 senior secured credit facility. Interest on any amount outstanding under such facility is payable monthly at a rate per annum of (a) LIBOR plus a margin ranging from 200 to 250 basis points or (b) the higher of (i) Bank of America prime or (ii) the federal funds rate plus 0.50%, plus a margin ranging from 100 to 150 basis points. All borrowings under the credit facility are due and payable in full by March 20, 2006. The credit facility is secured by substantially all of our parent company’s real and personal property and the real and personal property of one of our Utah subsidiaries and, subject to certain limitations, all shares of our Washington HMO subsidiary, our Michigan HMO subsidiary and both of our Utah subsidiaries.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2003 we paid off a mortgage note incurred in connection with the purchase of our corporate office building with a payment of approximately $3,350. During the first six months of 2003, we borrowed a total of $8,500 under our credit facility. In July 2003 we repaid the entire $8,500 owed on the credit facility with a portion of the proceeds from our initial public offering of common stock (see Note 12. Stock Transactions).

At December 31, 2003, no amounts were outstanding under the credit facility.

7. Income Taxes

The provision for income taxes is as follows:

	Year ended December 31
	2001	2002	2003
Current:
Federal	$17,541	$17,387	$22,695
State	2,881	1,836	1,302

Total current	20,422	19,223	23,997
Deferred:
Federal	(934)	(1,235)	14
State	(35)	(97)	(115)

Total deferred	(969)	(1,332)	(101)

Total provision for income taxes	$19,453	$17,891	$23,896

A reconciliation of the effective income tax rate to the statutory federal income tax rate is as follows:

	Year ended December 31
	2001	2002	2003
Taxes on income at statutory federal tax rate	$17,379	$16,940	$23,245
State income taxes, net of federal benefit	1,850	1,130	771
Nondeductible goodwill	104	—	—
Other	168	12	(120)
Change in valuation allowance	(48)	(191)	—

Reported income tax expense	$19,453	$17,891	$23,896

The components of net deferred income tax assets are as follows:

	December 31
	2002	2003
Accrued expenses	$1,599	$1,565
State taxes	747	885
Shared risk	(302)	—
Other, net	39	(8)

Deferred tax asset—current	2,083	2,442
Net operating losses	300	272
Depreciation and amortization	(221)	(389)
Deferred compensation	831	1,655
Other accrued medical costs	1,022	97
Other, net	355	361

Deferred tax asset—long term	2,287	1,996

Net deferred income tax assets	$4,370	$4,438

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2003, we pursued various strategies to reduce our federal, state and local taxes. As a result, we have reduced our state income tax expense by $1,600 relating to California Economic Development Tax Credits (Credits). Approximately $1,000 of the 2003 Credits relate to prior years that are being recovered through amended state tax filings. The table below includes a breakdown of the total 2003 Credits, net of recovery fees paid to consultants (included in marketing, general and administrative expenses).

	Reduced Income Taxes	Recovery Fees	Net Income	Diluted Earnings Per Share
2003	$585	$107	$478	$.02
Prior years	1,034	189	845.04

Total	$1,619	$296	$1,323	$.06

The prior year credit recognized in 2003, net of recovery fees, of $845 ($.04 per diluted share) was accounted for as a change in estimate.

8. Employee Benefits

We sponsor a defined contribution 401(k) plan that covers substantially all full-time salaried and clerical employees of the Company and its subsidiaries. Eligible employees are permitted to contribute up to the maximum allowed by law. We match up to the first 4% of compensation contributed by employees. Expense recognized in connection with our contributions to the 401(k) plan totaled $737, $1,007 and $1,120 in the years ended December 31, 2001, 2002 and 2003, respectively.

9. Commitments and Contingencies

Leases

We lease office space, clinics, equipment and automobiles, under agreements that expire at various dates through 2012. Future minimum lease payments by year and in the aggregate under all non-cancelable operating leases (including related parties) consist of the following approximate amounts:

Year ending December 31
2004	$5,491
2005	5,016
2006	4,778
2007	4,188
2008	3,441
Thereafter	12,069

$34,983

Rental expense related to these leases totaled $4,239, $4,930 and $5,771 for the years ended December 31, 2001, 2002 and 2003, respectively.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Legal

The health care industry is subject to numerous laws and regulations of federal, state and local governments. Compliance with these laws and regulations can be subject to government review and interpretation, as well as regulatory actions unknown and unasserted at this time. Recently, government activity has increased with respect to investigations and allegations concerning possible violations of regulations by health care providers, which could result in significant fines and penalties, exclusion from participating in the Medi-Cal/Medicaid programs, as well as repayments of previously billed and collected revenues. Additionally, many of our medical contracts are complex in nature and may be subject to differing interpretations regarding amounts due for the provision of various services. Such differing interpretations may lead to disputes with medical providers which may seek additional monetary compensation.

We are involved in legal actions in the normal course of business, some of which seek monetary damages, including claims for punitive damages, which are not covered by insurance. These actions, when finally concluded and determined, will not, in our opinion, have a material adverse effect on our financial position, results of operations, or cash flows.

Employment Agreements

Terms

During 2001 and 2002, we entered into employment agreements with five executives with initial terms of one to three years, subject to automatic one-year extensions thereafter. The agreements provide for annual base salaries of $1,882 in the aggregate plus a Target Bonus, as defined. If the executives are terminated without cause or if they resign for good reason before a Change of Control, as defined, we will pay one year’s base salaries and Target Bonus for the year of termination, in addition to full vesting of 401(k) employer contributions and stock options, and continued health and welfare benefits for the earlier of 18 months or the date the executive receives substantially similar benefits from another employer. If any of the executives are terminated for cause, no further payments are due under the contracts.

If termination occurs within two years following a Change of Control, the employees will receive two times their base salaries and Target Bonus for the year of termination in addition to full vesting of 401(k) employer contributions and stock options and continued health and welfare benefits for the earlier of three years or the date the executive receives substantially similar benefits from another employer.

Executives who receive severance benefits, whether or not in connection with a Change of Control, will also receive all accrued benefits for prior service including a pro rata Target Bonus for the year of termination.

Stock Option Settlements

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 640,000 shares of common stock and the related Put Option held by an executive through a cash payment of $7,660. The cash payment was determined based on the negotiated fair value per share in excess of the exercise price of the 640,000 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a compensation charge of $6,880 in the fourth quarter of 2002.

On November 7, 2002, we agreed to acquire fully vested stock options to purchase 95,200 shares of common stock held by another executive through a cash payment of $1,023. The cash payment was determined based on the negotiated fair value per share in excess of exercise price of the 95,200 shares as if the options were exercised and the shares repurchased. The cash settlement resulted in a 2002 fourth quarter compensation charge of $916.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Regulatory Capital and Dividend Restrictions

Our principal operations are conducted through our four HMOs operating in California, Washington, Michigan and Utah. The HMOs are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to their stockholders. To the extent the subsidiaries must comply with these regulations, they may not have the financial flexibility to transfer funds to us. Our proportionate share of the net assets in these subsidiaries (after inter-company eliminations) which may not be transferable in the form of loans, advances or cash dividends was $30,100 and $72,000 at December 31, 2002 and 2003, respectively.

The National Association of Insurance Commissioners, or NAIC, has adopted rules effective December 31, 1998, which, if implemented by the states, set new minimum capitalization requirements for insurance companies, HMOs and other entities bearing risk for health care coverage. The requirements take the form of risk-based capital (RBC) rules. These new HMO rules, which may vary from state to state, have been adopted by the Washington, Michigan and Utah HMOs in 2001. California has not yet adopted NAIC risk based capital requirements for HMOs and has not formally given notice of its intention to do so. The NAIC’s HMO rules, if adopted by California, may increase the minimum capital required for that state.

As of December 31, 2003, our HMOs had aggregate statutory capital and surplus of approximately $88,800, compared with the required minimum aggregate statutory capital and surplus of approximately $41,500. All of the Company’s health plans were in compliance with the minimum capital requirements. The Company has the ability and commitment to provide additional working capital to each of the subsidiary health plans when necessary to ensure that total adjusted capital continually exceeds regulatory requirements.

10. Restatement of Capital Accounts

Our stockholders voted on July 31, 2002, to approve a re-incorporation merger whereby the Company merged with and reincorporated into a newly formed Delaware corporation as the surviving corporation. The re-incorporation merger took effect on June 26, 2003, and these financial statements reflect the effect of a 40-for-1 split of our outstanding common stock as a result of the share exchange in the re-incorporation merger.

The Delaware corporation’s Certificate of Incorporation provides for 80,000,000 shares of authorized common stock, par value $0.001 and 20,000,000 shares of authorized preferred stock, par value $0.001. Our board of directors may designate the rights, preferences and privileges of each series of preferred stock at a future date.

Such rights, preferences and privileges may include dividend and liquidation preferences and redemption and voting rights.

11. Stock Plans

We have made periodic grants of stock options to key employees and non-employee directors under the 2000 Omnibus Stock and Incentive Plan (the 2000 Plan) and prior grants. Pursuant to the 2000 Plan, we may grant qualified and non-qualified options for common stock, stock appreciation rights, restricted and unrestricted stock and performance units (collectively, the awards) to officers and key employees based on performance. The Plan limits the number of shares that can be granted in one year to 10% of the outstanding common shares at the inception of the year. Exercise price, vesting periods and option terms are determined by the board of directors.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended December 31, 2003 we issued options to purchase 70,000 shares of our common stock with an estimated fair value of $374. No options were issued during the year ended December 31, 2002. During the year ended December 31, 2001, we issued options to purchase 378,000 shares of our common stock with an estimated total fair value of $2,850. All options granted through July 2, 2003 vested upon the completion of our initial public offering of common stock in July of 2003. Further grants under the 2000 Plan have been frozen.

In 2002, we adopted the 2002 Equity Incentive Plan (2002 Plan), which provides for the granting of stock options, restricted stock, performance shares and stock bonus awards to the Company’s officers, employees, directors, consultants, advisors and other service providers. The 2002 Plan was effective upon the effectiveness of our initial public offering of common stock in July of 2003. The 2002 Plan currently allows for the issuance of 1,600,000 shares of common stock, of which up to 600,000 shares may be issued as restricted stock. Beginning January 1, 2004, and each year thereafter, shares eligible for issuance will automatically increase by the lesser of 400,000 shares or 2% of total outstanding capital stock on a fully diluted basis, unless the board of directors provides for a smaller increase. Shares reserved for issuance under the 2000 Plan that are not needed for outstanding options granted will be included in the shares reserved for the 2002 Plan. Through December 31, 2003 no awards have been made under the 2002 Plan.

In July 2002, we adopted the 2002 Employee Stock Purchase Plan (Purchase Plan) which provides for the issuance of up to 600,000 common shares. The Purchase Plan was effective upon the effectiveness of our initial public offering of common stock in July of 2003. Beginning January 1, 2004, and each year thereafter, shares eligible for issuance will automatically increase by the lesser of 6,000 shares or 1% of total outstanding capital stock on a fully diluted basis. During each six-month offering period, eligible employees may purchase common shares at 85% of their fair market value through payroll deductions. Each eligible employee is limited to a maximum purchase of $25 (as measured by the fair value of the stock acquired) per year.

Through December 31, 2003, a total of 80,130 shares had been issued pursuant to the Purchase Plan.

Through June 30, 2003, 632,840 of outstanding options were granted with exercise prices below fair value. Upon the effectiveness of our initial public offering of common stock in July 2003, all outstanding options vested immediately and all deferred stock–based compensation was expensed immediately. Additionally, the liability for stock-based compensation expense was reclassified to paid-in-capital. Compensation expense recognized in the consolidated statements of income in connection with these options was $505, $860 and $1,236 during 2001, 2002 and 2003, respectively.

The fair value of the options was estimated at the grant date using the Minimum Value option-pricing model. The following assumptions were used: a risk-free interest rate of 5.54% in 2001 and 3.78% in 2003 (no options were granted in 2002); a dividend yield of 0% and expected option lives of 120 months.

The Minimum Value option-pricing model was developed for use in estimating the fair value of traded options and warrants which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly-subjective assumptions, including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock option activity and related information is as follows:

	Year ended December 31
	2001		2002		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,171,800	$1.61	1,498,600	$2.28	758,360	$3.57
Granted	378,000	4.50	—	—	70,000	16.98
Exercised	—	—	—	—	25,400	2.83
Forfeited(a)	51,200	3.13	740,240	1.11	5,760	4.50

Outstanding at end of year	1,498,600	2.28	758,360	3.57	797,200	4.77
Exercisable at end of year	995,960	1.34	416,680	2.87	797,200	4.77
Weighted average per option fair value of options granted during the year		7.54		—		5.35

(a)	Includes options to purchase 735,200 shares which were canceled in 2002 in exchange for payments of $8,683 to the option holders (see Note 9—Commitments and Contingencies).

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 31 2003	Weighted Average Remaining Contractual Life (Number of Months)	Weighted Average Exercise Price	Number Exercisable at December 31 2003	Weighted Average Exercise Price
$2.00	237,840	70	$2.00	237,840	$2.00
3.13	47,760	76	3.13	47,760	3.13
4.50	441,600	93	4.50	441,600	4.50
16.98	70,000	110	16.98	70,000	16.98

2.00 – 16.98	797,200	87	4.77	797,200	4.77

12. Stock Transactions

Stock Repurchases

In January and February 2003, we redeemed 1,201,174 shares of common stock from certain stockholders for cash payments of $20,390 ($16.98 per share). The redeemed shares were recorded as treasury stock. The redemptions were made from available cash reserves.

In July 2003 we repurchased a total of 1,120,571 shares of common stock from two stockholders for $17.50 per share or an aggregate purchase price of $19,610. We purchased 912,806 of these shares from the MRM GRAT 301/2 and 207,765 shares from the Mary R. Molina Living Trust. All of these shares were subsequently retired.

Initial Public Offering

In July 2003 we completed an initial public offering of our common stock. We sold 7,590,000 shares, generating net proceeds of approximately $119,600 after deducting approximately $3,900 in fees, costs and expenses and $9,300 in underwriters’ discount.

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. Subsequent Events

On February 23, 2004, we signed a definitive agreement to acquire, by merger with our newly formed subsidiary, the capital stock of Health Care Horizons, Inc., which is the parent company of New Mexico-based Cimarron Health Plan, for approximately $69,000, subject to adjustments. Health Care Horizons, Inc. has approximately $6,900 in outstanding bank debt. We intend to fund the acquisition through available cash and expect to close the transaction by the third quarter of 2004, subject to regulatory approvals, the approval of Health Care Horizons, Inc.’s shareholders and other closing conditions. Cimarron membership is comprised of approximately 66,000 Medicaid members and approximately 38,000 commercial members as of February 1, 2004.

On February 27, 2004, our Washington subsidiary signed a definitive agreement to acquire the Medicaid and Basic Health contracts of Premera Blue Cross of Washington for $18,000, subject to regulatory approvals. As of February 1, 2004, the contracts to be transferred covered approximately 60,000 Medicaid and Basic Health members.

14. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2002 and 2003. Dollars are in thousands except for per share data.

	For the quarter ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Premium and other operating revenue	$143,852	$150,358	$172,990	$174,979
Operating income	8,521	13,923	19,001	7,359
Income before income taxes	8,430	13,645	19,101	7,223
Net income	5,100	8,367	12,133	4,908
Net income per share:
Basic	$0.26	$0.42	$0.61	$.25

Diluted	$0.25	$0.40	$0.59	$.24

Period end membership	424,000	447,000	478,000	489,000

	For the quarter ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Premium and other operating revenue	$191,768	$194,660	$197,053	$208,302
Operating income	13,349	17,594	17,593	19,211
Income before income taxes	13,275	16,990	17,227	18,921
Net income	7,980	10,947	11,724	11,866
Net income per share:
Basic	$0.41	$0.58	$0.46	$.47

Diluted	$0.40	$0.57	$0.46	$.46

Period end membership	511,000	515,000	530,000	564,000

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15. Condensed Financial Information of Registrant

Following are the condensed balance sheets of the Registrant as of December 31, 2002 and 2003, and the statements of income and cash flows for each of the three years in the period ended December 31, 2003.

Condensed Balance Sheets

	December 31
	2002	2003
Assets
Current assets:
Cash and cash equivalents	$27,597	$11,868
Investments	—	84,733
Deferred income taxes	552	414
Due from affiliates	257	9,506
Prepaid and other current assets	1,862	3,714

Total current assets	30,268	110,235
Property and equipment, net	5,180	9,693
Investment in subsidiaries	65,557	101,841
Deferred income taxes	225	325
Advances to related parties and other assets	994	5,977

Total assets	$102,224	$228,071

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$3,527	$3,146
Income taxes payable	2,253	1,565

Total current liabilities	5,780	4,711
Other long-term liabilities	1,177	2,038

Total liabilities	6,957	6,749

Commitments and contingencies

Stockholders’ equity:
Common stock, $0.001 par value; 80,000,000 shares authorized; issued and outstanding: 20,000,000 shares at December 31, 2002 and 25,373,785 shares at December 31, 2003	5	25
Preferred stock, $0.001 par value; 20,000,000 shares authorized, no shares issued and outstanding	—	—
Paid-in capital	—	103,854
Accumulated other comprehensive income, net of tax	—	54
Retained earnings	95,262	137,779
Treasury stock (1,201,174 shares, at cost)	—	(20,390)

Total stockholders’ equity	95,267	221,322

Total liabilities and stockholders’ equity	$102,224	$228,071

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Income

	Year ended December 31
	2001	2002	2003
Revenue:
Management fees	$24,817	$42,553	$41,685
Investment income	114	179	788

Total operating revenue	24,931	42,732	42,473

Expenses:
Medical care costs	6,480	7,034	9,124
Marketing, general and administrative expenses (including a charge for stock option settlements of $7,796 in 2002)	15,926	29,834	24,538
Depreciation and amortization	636	1,095	2,669

Total expenses	23,042	37,963	36,331

Operating income	1,889	4,769	6,142

Other income (expense):
Interest expense	(335)	(140)	(1,110)
Other, net	(4)	88	—

Total other expense	(339)	(52)	(1,110)

Income before income taxes and equity in net income of subsidiaries	1,550	4,717	5,032
Provision for income taxes	697	2,001	1,542

Net income before equity in net income of subsidiaries	853	2,716	3,490
Equity in net income of subsidiaries	29,276	27,792	39,027

Net income	$30,129	$30,508	$42,517

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Statements of Cash Flows

	Year ended December 31
	2001	2002	2003
Operating activities
Cash provided by operating activities	$984	$2,969	$5,609

Investing activities
Net dividends from and capital contributions to subsidiaries	2,200	26,350	2,743
Purchases of investments	—	—	(182,673)
Sales and maturities of investments	—	—	98,027
Purchases of equipment	(1,763)	(4,024)	(7,182)
Changes in amounts due to and due from affiliates	2,327	(1,584)	(9,249)
Change in other assets and liabilities	(1,062)	572	(1,964)

Net cash provided by (used in) investing activities	1,702	21,314	(100,298)

Financing activities
Issuance of common stock	—	—	119,583
Payment of credit facility fees	—	—	(1,887)
Borrowings under credit facility	—	—	8,500
Repayments under facility	—	—	(8,500)
Purchase and retirement of common stock	—	—	(19,610)
Proceeds from exercise of stock options and employee stock purchases	—	—	1,264
Cash dividends declared	—	—	(20,390)

Net cash provided by financing activities	—	—	78,960

Net (decrease) increase in cash and cash equivalents	2,686	24,283	(15,729)
Cash and cash equivalents at beginning of year	628	3,314	27,597

Cash and cash equivalents at end of year	$3,314	$27,597	$11,868

Notes to Condensed Financial Information of Registrant

Note A—Basis of Presentation

Molina Healthcare, Inc. (Registrant) was incorporated on May 26, 1999. Prior to that date, Molina Healthcare of California (formerly Molina Medical Centers, Inc.) operated as a California HMO and as the parent company for Molina Healthcare of Utah, Inc. and Molina Healthcare of Michigan, Inc. In 2000, the employees and operations of the corporate entity were transferred from Molina Healthcare of California to the Registrant.

The Registrant’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The Registrant’s share of net income (loss) of its unconsolidated subsidiaries is included in consolidated net income using the equity method.

The parent company-only financial statements should be read in conjunction with the consolidated financial statements and accompanying notes.

Note B—Transactions with Subsidiaries

The Registrant provides certain centralized medical and administrative services to its subsidiaries pursuant to administrative services agreements, including medical affairs and quality management, health education,

MOLINA HEALTHCARE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

credentialing, management, financial, legal, information systems and human resources services. Fees are based on the fair market value of services rendered and are recorded as operating revenue. Payment is subordinated to the subsidiaries’ ability to comply with minimum capital and other restrictive financial requirements of the states in which they operate. Charges in 2001, 2002 and 2003 for these services totaled $24,817, $42,553 and $41,685, respectively, which are included in operating revenue.

The Registrant and its subsidiaries are included in the consolidated federal and state income tax returns filed by the Registrant. Income taxes are allocated to each subsidiary in accordance with an intercompany tax allocation agreement. The agreement allocates income taxes in an amount generally equivalent to the amount which would be expensed by the subsidiary if it filed a separate tax return. NOL benefits are paid to the subsidiary by the Registrant to the extent such losses are utilized in the consolidated tax returns.

Note C—Capital Contribution and Dividends

During 2001, 2002 and 2003, the Registrant received dividends from its subsidiaries totaling $5,900, $31,000 and $12,200, respectively. Such amounts have been recorded as a reduction to the investments in the respective subsidiaries.

During 2001, 2002 and 2003, the Registrant made capital contributions to certain subsidiaries totaling $3,700, $4,650 and $9,457 respectively, primarily to comply with minimum net worth requirements and to fund contract acquisitions. Such amounts have been recorded as an increase in investment in the respective subsidiaries.

2,500,000 Shares

Common Stock

Prospectus

March 24, 2004

Banc of America Securities LLC	CIBC World Markets

SG Cowen

Legg Mason Wood Walker

Incorporated